Supplement Dated May 1, 2013
To The Prospectus Dated May 1, 2013

ING Variable Annuity

Issued by ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

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*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. **The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Contrafund® Portfolio.***

NOTICE OF AND IMPORTANT INFORMATION REGARDING A FUND SUBSTITUTION

The Securities and Exchange Commission issued an order to permit the ING Life Insurance and Annuity Company and its Variable Annuity Account B to replace, effective on or about **July 12, 2013** (the "Substitution Effective Date"), the **Fidelity® VIP *Contrafund*® Portfolio** ("Replaced Fund") with the **ING Large Cap Growth Portfolio** ("Substitute Fund").

The following lists important information regarding the upcoming fund substitution:
- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the Substitution Effective Date, your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund are more fully described in the Substitute Fund's summary prospectus.
- The investment objective and policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund, along with information about the Substitute Fund's investment adviser/subadviser, are more fully described in the Substitute Fund's summary prospectus.
- Prior to the Substitution Effective Date you will be sent a fund summary prospectus for the Substitute Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Substitute Fund. If you have not received one, or if you need another copy, please contact our Customer Service Center at 1-800-366-0066.
- After the Substitution Effective Date, the subaccount investing in the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.

ING Life Insurance and Annuity Company
Variable Annuity Account B of ING Life Insurance and Annuity Company

Deferred Variable Annuity Contract

ING VARIABLE ANNUITY

May 1, 2013

The Contract. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by ING Life Insurance and Annuity Company ("ILIAC," the "Company," "we," "us," "our"). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended ("Tax Code"); a qualified individual retirement annuity ("IRA"); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans. The contract is not available as a SIMPLE IRA under Tax Code Section 408(p) and we no longer offer this Contract for sale to new purchasers.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

Premium Bonus Option. We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. See "Premium Bonus Option–Suitability."

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the previous page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

The Funds. Information about the funds in which the subaccounts invest is located in **APPENDIX III–Description of Underlying Funds** and in each fund prospectus. A prospectus containing more information on each Underlying Fund may be obtained by calling our Customer Service Center at 1-800-366-0066. **Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.**

Getting Additional Information. You may obtain free of charge, the May 1, 2013 Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge, the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC website, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. The SAI table of contents is listed in this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Interest Options.
- ILIAC Guaranteed Account (the "Guaranteed Account")
- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus. To obtain a copy, write or call our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-800-366-0066 or access the SEC's website (www.sec.gov).

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the FDIC. The contract is subject to investment risk, including the possible loss of the principal amount of your investment.

We pay compensation to broker/dealers whose registered representatives sell the contract. See "OTHER TOPICS–Contract Distribution," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently open and available to new premiums and transfers under your contract are:

Fidelity® VIP Equity-Income Portfolio (Class I)
ING American Funds Asset Allocation Portfolio*
ING American Funds International Portfolio*
ING American Funds World Allocation Portfolio*
ING Balanced Portfolio (Class I)
ING Baron Growth Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class I)
ING Clarion Global Real Estate Portfolio (Class S)
ING Columbia Contrarian Core Portfolio (Class S)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)*
ING Global Bond Portfolio (Class I)
ING Global Resources Portfolio (Class S)
ING Growth and Income Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)
ING Intermediate Bond Portfolio (Class I)
ING International Index Portfolio (Class I)
ING Invesco Equity and Income Portfolio (Class I)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class I)
ING Large Cap Growth Portfolio (Class I)
ING Large Cap Value Portfolio (Class S)

ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class I)
ING MidCap Opportunities Portfolio (Class S)
ING Money Market Portfolio (Class I)
ING Multi-Manager Large Cap Core Portfolio (Class I)
ING Oppenheimer Global Portfolio (Class I)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer High Yield Portfolio (Class I)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)*
ING Retirement Growth Portfolio (Class ADV)*
ING Retirement Moderate Growth Portfolio (Class ADV)*
ING Retirement Moderate Portfolio (Class ADV)*
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)
ING Russell^{TM} Large Cap Index Portfolio (Class I)
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)
ING Small Company Portfolio (Class I)
ING SmallCap Opportunities Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class I)
ING Templeton Foreign Equity Portfolio (Class I)
ING Templeton Global Growth Portfolio (Class S)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. **APPENDIX III** highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. See **APPENDIX IV** for all subaccounts and valuation information. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

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* These investment portfolios are offered in a "Master-Feeder" or "Fund of Funds" structure. See "**INVESTMENT OPTIONS–Mutual Fund (Fund) Descriptions**" and "**FEES–FUND EXPENSES**" for more information about these investment portfolios.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions:

Contacting the Company. To answer your questions, contact your sales representative or write or call our Customer Service Center at:

> ING
> P.O. Box 9271
> Des Moines, IA 50306-9271
> 1-800-366-0066

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Sending Additional Purchase Payments. Use the following addresses when sending additional purchase payments.

If using the U.S. Postal Service:	*If using express mail:*
ING	ING
Attn: Customer Service Center	Attn: Customer Service Center
P.O. Box 9271	909 Locust Street
Des Moines, IA 50306-9271	Des Moines, IA 50309-2899

Express mail packages should not be sent to the P.O. Box address.

Contract Design:

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

New York Contracts:

Some of the fees, features and benefits of the contract are different if it is issued in the State of New York. For details regarding the New York contracts, see the "**FEE TABLE**" and the "**NEW YORK CONTRACTS**" sections of this prospectus.

Contract Facts:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. See "**PURCHASE AND RIGHTS**" for age maximums on the calculation of death benefits. The differences are summarized as follows:

	Option Package I		Option Package II		Option Package III	
Mortality and Expense Risk Charge[1]:	0.80%		1.10%		1.25%	
Death Benefit[2] on Death of the Annuitant[3]:	The greater of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value on the claim date.		The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value on the claim date; or 3. The "step-up value" on the claim date.		The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value on the claim date; or 3. The "step-up value" on the claim date; or 4. The "roll-up value" on the claim date.[4]	
Minimum Initial Purchase Payment[5]:	**Non-Qualified:** $15,000	**Qualified:** $1,500	**Non-Qualified:** $5,000	**Qualified:** $1,500	**Non-Qualified:** $5,000	**Qualified:** $1,500
Free Withdrawals[6]:	10% of your account value each account year, non-cumulative.		10% of your account value each account year, non-cumulative.		10% of your account value each account year, cumulative to a maximum 30%.	
Nursing Home Waiver — Waiver of Early Withdrawal Charge[7]:	Not Available		Available		Available	

[1] See "**FEE TABLE**" and "**FEES**."

[2] See "**DEATH BENEFIT**." If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION**–Forfeiture."

[3] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "**DEATH BENEFIT**." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**

[4] See the "**NEW YORK CONTRACTS**" section of this prospectus for details regarding the death benefit under Option Package III for contracts issued in New York.

[5] See "**PURCHASE AND RIGHTS**."

[6] See "**FEES**."

[7] See "**FEES**" and the "**NEW YORK CONTRACTS**" sections of this prospectus for details regarding contracts issued in New York.

Premium Bonus Option. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. See "**PREMIUM BONUS OPTION**."

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge may also be deducted from amounts allocated to the fixed interest options, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "**FEE TABLE**" and "**FEES**."

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "**PREMIUM BONUS OPTION– Forfeiture**" and "**RIGHT TO CANCEL**."
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**" and "**DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. See "**PREMIUM BONUS OPTION–Forfeiture**" and "**WITHDRAWALS**."

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. See "**PREMIUM BONUS OPTION–Suitability**." Your sales representative can help you decide if the premium bonus option is right for you.

Transferability. You may transfer from one option package to another.

- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- Certain minimum account values must be met.

See "**TRANSFERS BETWEEN OPTION PACKAGES**."

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "**RIGHT TO CANCEL**."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. The amount of the death benefit will depend upon the option package selected. See "**DEATH BENEFIT**." Any death benefit during the income phase will depend upon the income phase payment option selected. See "**THE INCOME PHASE**."

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "**WITHDRAWALS**." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See **APPENDIX I**.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. See "**FEE TABLE**" and "**FEES**."

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs or 403(b) plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**TAXATION**."

Use of an Annuity Contract in an IRA or other Qualified Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Annuity or other qualified retirement annuities, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates), which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "**PURCHASE AND RIGHTS**."

CONTRACT PHASES

I.   The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each variable investment option invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

II.   The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (see "**THE INCOME PHASE**"). In general, you may:
- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; or
- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. See "**THE INCOME PHASE**" for the different fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Fees:

Early Withdrawal Charge
(As a percentage of payments withdrawn.)

For Contracts Issued Outside of the State of New York	
All Contracts (except Roth IRA Contracts Issued Before September 20, 2000)	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts Issued Before September 20, 2000	
Completed Account Years	Early Withdrawal Charge
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%
For Contracts Issued in the State of New York **All Contracts**	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%
Annual Maintenance Fee	$30.00[1]
Transfer Charge	$ 0.00[2]
Overnight Charge	$20.00[3]

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[1] The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "**FEES**–**TRANSACTION FEES**–Annual Maintenance Fee."

[2] We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. See "**FEES**–**TRANSACTION FEES**–Transfer Charge" for additional information.

[3] You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Fees Deducted from Investments in the Separate Account:

Amount During the Accumulation Phase
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

If You Do Not Elect the Premium Bonus Option:

	All Account Years
Option Page I	
Mortality and Expense Risk Charge	0.80%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	0.95%
Option Page II	
Mortality and Expense Risk Charge	1.10%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.25%
Option Page III	
Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.40%

If You Elect the Premium Bonus Option:

	Account Years 1-7	After the 7th Account Year
Option Page I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.45%	0.95%
Option Page II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.75%	1.25%
Option Page III		
Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.90%	1.40%

If You Elect the Premium Bonus Option and Invest in the GET Fund*:

	Account Years 1-7	After the 7th Account Year
Option Page I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
GET Fund Guarantee Charge	0.50%	0.00%
Total Separate Account Expenses	1.95%	0.95%
Option Page II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
GET Fund Guarantee Charge	0.50%	0.00%
Total Separate Account Expenses	2.25%	1.25%
Option Page III		
Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
GET Fund Guarantee Charge	0.50%	0.00%
Total Separate Account Expenses	2.40%	1.40%

*   The GET Fund guarantee charge applies during each guarantee period to amounts invested in the GET Fund investment option only. This fee table assumes a GET Fund guarantee period of seven years. See "**INVESTMENT OPTIONS**" for additional information. Effective June 21, 2007, no new series of the GET Fund are available.

Fees Deducted by the Funds:

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.34%	1.51%

[1]   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "**FEES–FUND EXPENSES**" for additional information.

Examples:

These examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the Trusts or Funds without taking into account any fee waiver or expense reimbursement arrangements that may apply.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

For Contracts Issued Outside the State of New York
Assuming You Elect the Premium Bonus Option:

1) If you withdraw your entire account value at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,046	$1,665	$2,186	$3,549
2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
1 year	3 years	5 years	10 years
$346	$1,055	$1,786	$3,549

For Contracts Issued in the State of New York
Assuming You Elect the Premium Bonus Option:

1) If you withdraw your entire account value at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,046	$1,555	$2,086	$3,549
2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
1 year	3 years	5 years	10 years
$346	$1,055	$1,786	$3,549

* This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "**FEES–FUND EXPENSES**" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "**FEES–FUND EXPENSES**" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX IV** of this prospectus, we provide condensed financial information about the separate account subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract for the lowest and highest combination of asset-based charges. Complete information is available in the SAI.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

PURCHASE AND RIGHTS

How to Purchase: Please note that this contract is no longer available for purchase, although you may continue to make purchase payments under existing contracts. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "**OTHER TOPICS–Contract Distribution**"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Factors to Consider in the Purchase Decision. You should discuss your decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Maximum Issue Age. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date we establish your account is 90. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or older you may want to consider whether choosing one of these options is in your best interest. See "**DEATH BENEFIT**" for a description of the calculation of death benefits above certain ages.

Your Rights Under the Contract:
- Individual Contracts. You have all contract rights.
- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.
- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "**DEATH BENEFIT**" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Purchase Payment Methods. The following purchase payment methods are allowed:
- One lump sum;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice. If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you. See "**PREMIUM BONUS OPTION–Suitability**."

Purchase Payment Amounts. The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

	Option Package I		Option Package II		Option Package III	
Minimum Initial Purchase Payment	Non-Qualified: $15,000	Qualified:* $1,500	Non-Qualified: $5,000	Qualified:* $1,500	Non-Qualified: $5,000	Qualified:* $1,500

* The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income. Additional purchase payments must be at least $1,000 (we may change this amount from time to time). A purchase payment of more than $1,500,000 will be allowed only with our consent.

Reduction of Purchase Payment Amounts. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available will be based on consideration of each of the following factors:
- The size and type of the prospective group, if any, to which the reduction would apply;
- The method and frequency of purchase payments to be made under the contract; and
- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "**INVESTMENT OPTIONS**" section.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Customer Service Center along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. Any premium bonus credited to your account will be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

PREMIUM BONUS OPTION

Election. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. The premium bonus option may not be available under all contracts.

Premium Bonus Amount. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

Premium Bonus Option Charge. In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. We may also deduct this charge from amounts allocated to the fixed interest options, resulting in an annual 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Under certain contracts, the premium bonus option charge may be reduced or eliminated. See "**FEES–Reduction or Elimination of Certain Fees**."

After the seventh account year you will no longer pay the premium bonus option charge. We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested. The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value. See "**YOUR ACCOUNT VALUE**."

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "**RIGHT TO CANCEL**."
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "**DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. See "**WITHDRAWALS**."

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2008	$100,000	$4,000	$104,000	--	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2011	--	--	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "**FEES–Free Withdrawals**")) and you would pay a $1,080 early withdrawal charge (6% of $18,000). Additionally, because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.*

* This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "**FEES–Free Withdrawals**." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

See the "**NEW YORK CONTRACTS**" section of this prospectus for details about forfeiture of the premium bonus under contracts issued in New York.

Suitability. If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

Mutual Fund (Fund) Descriptions. We provide brief descriptions of the funds in **APPENDIX III**. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and phone number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Room.

Certain funds are offered in a "Master-Feeder" or "Fund of Funds" structure and may have higher fees and expenses than an investment portfolio that invests directly in debt and equity securities.

ING GET U.S. Core Portfolio (formerly known as, and referred to herein as, "GET Fund"). A GET Fund series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your contract or in your state. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable. The GET Fund subaccount is not available for the dollar cost averaging program or the account rebalancing program.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice on the maturity date, we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

Fixed Interest Options. If available in your state, the Guaranteed Account or the Fixed Account. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see **APPENDICES I** and **II** and the Guaranteed Account prospectus.

Selecting Investment Options:
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

Additional Risks of Investing in the Funds (Mixed and Shared Funding).

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies. In other words:
- Shared – bought by more than one company.
- Mixed – bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase we allow you four free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Customer Service Center or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case a market value adjustment will apply. See **APPENDIX I** for more information about dollar cost averaging from the Guaranteed Account. If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to the money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. For additional information about this program, contact your sales representative or call us at the number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

In certain states purchase payments allocated to the Fixed Account may require participation in the dollar cost averaging program.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

TRANSFERS BETWEEN OPTION PACKAGES

You may transfer from one option package to another.
- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days before an account anniversary.

The following minimum account values need to be met:

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Account Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

- You will receive a new contract schedule page upon transfer.
- Only one option package may be in effect at any time.

Transfers to Option Package I	Transfers to Option Package II	Transfers to Option Package III
Death Benefit[1]: • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • The "step-up value" under Option Packages II and III will terminate on the new schedule effective date. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package III, the "step-up value" will continue to be calculated from the date calculated under Option Package III. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package II, the "step-up value" will continue to be calculated from the date calculated under Option Package II. • The "roll-up value" will be calculated beginning on the new schedule effective date.
Nursing Home Waiver[2]: • The availability of the waiver of the early withdrawal charge under the Nursing Home Waiver will terminate on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package III, the waiting period will have been satisfied on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package II, the waiting period will have been satisfied on the new schedule effective date.
Free Withdrawals[3]: • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • The cumulative to 30% available free withdrawal amount will begin to be calculated as of the new schedule effective date.

[1] See "**DEATH BENEFIT**."
[2] See "**FEES–Nursing Home Waiver**."
[3] See "**FEES–Free Withdrawals**."

FEES

The following repeats and adds to information provided in the "**Fees and Expenses**" section below. Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge
Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Early Withdrawal Charge Schedules

For Contracts Issued outside of the State of New York	
All Contracts (except Roth IRA Contracts Issued Before September 20, 2000)	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts Issued Before September 20, 2000	
Completed Account Years	Early Withdrawal Charge
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%

For Contracts Issued in the State of New York All Contracts	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% (4% for a contract issued in NY) of the portion of that purchase payment withdrawn.

For certain Roth IRA contracts where the early withdrawal charge is based on the number of completed account years, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 2% of the portion of that purchase payment withdrawn.

In each case the next time you make a withdrawal we will assess the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:
- Used to provide income phase payments to you;
- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Taken because of the election of a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**");
- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;
- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**")); or
- Paid upon termination of your account by us (see "**OTHER TOPICS–Involuntary Terminations**").

Nursing Home Waiver. Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:
- More than one account year has elapsed since the schedule effective date;
- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law. See the "**NEW YORK CONTRACTS**" section of this prospectus for contracts issued in New York.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Transfer Charge

Amount. During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Overnight Fee. You may choose to have a $20.00 overnight charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II
0.80%	1.10%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "**THE INCOME PHASE–Charges Deducted**."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.15%	0.15%	0.15%

There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses.

Premium Bonus Option Charge

Maximum Amount. 0.50%, but only if you elect the premium bonus option.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the fixed interest options. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase.

Purpose. This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year. See "**PREMIUM BONUS OPTION–Premium Bonus Option Charge**."

ING GET U.S. Core Portfolio Guarantee Charge

Effective June 21, 2007, no new series of the GET Fund are available.

Maximum Amount. 0.50%, but only if you elect to invest in the GET Fund investment option.

When/How. We deduct this charge daily during the guarantee period from amounts allocated to the GET Fund investment option.

Purpose. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "**INVESTMENT OPTIONS**."

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is issued;
- The amount of expected purchase payments;
- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;
- The type and frequency of administrative and sales services provided; or
- The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FUND EXPENSES

As shown in the fund prospectuses and described in the "**Fees Deducted by the Funds**" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. The types of revenue received by the company from affiliated funds may include:
- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These revenues provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The types of revenues received by the company or its affiliates from unaffiliated funds include:
- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments.

The Fidelity® Variable Insurance Products Portfolios are the only unaffiliated funds currently offered through the contract. We receive more revenues from affiliated funds than we do from the Fidelity® Variable Insurance Products Portfolios.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "Master-Feeder" or "Fund of Funds." Funds offered in a Master-Feeder structure (such as the ING American Funds) or "Fund of Funds" structure (such as the ING Retirement Portfolios) may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The funds offered in a "Master-Feeder" or "Fund of Funds" structure are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "**OTHER TOPICS–Contract Distribution**."

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "TAXATION."

YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:
- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, the premium bonus option charge (if any) and, for amounts allocated to the ING GET U.S. Core Portfolio subaccount only, the GET Fund guarantee charge. We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.
Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge and guarantee charges for the ING GET U.S. Core Portfolio. See "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5000.

Step 2:
        A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
        B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "**PURCHASE AND RIGHTS**." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase. If you participate in the contract through a 403(b) plan, certain restrictions apply. See "**Restrictions on Withdrawals from 403(b) Plan Accounts**."

Steps for Making a Withdrawal:

- Select the withdrawal amount.
  (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.
  (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. See **APPENDICES I** and **II** and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.
- Select investment options. If you do not specify this, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
- Properly complete a disbursement form and deliver it to our Customer Service Center.

Restrictions on Withdrawals from 403(b) Plan Accounts. Under Section 403(b) contracts the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59½, separation from service or financial hardship. See "**TAXATION**."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Customer Service Center.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET U.S. Core Portfolio and then elect to reinstate them, we will reinstate them in an ING GET U.S. Core Portfolio series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro-rata basis. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see **APPENDIX I** and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase.

Features of a Systematic Distribution Option. A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

The following systematic distribution options may be available:
- **SWO − Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.
- **ECO − Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.
- **LEO – Life Expectancy Option.** LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "**TAXATION**."

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Systematic Distribution Option Availability. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "**FEES–TRANSACTION FEES–Early Withdrawal Charge–Free Withdrawals**." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or the Company at the number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "**FEES**" and "**FEE TABLE**" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "**THE INCOME PHASE**."

Terms to Understand

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. Please contact our Customer Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Schedule Effective Date: The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies.

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Annuitant:	The greater of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value* on the claim date.	The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value* on the claim date; or 3. The "step-up value"* (as described below) on the claim date.	The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value* on the claim date; or 3. The "step-up value"* (as described below) on the claim date; or 4. The "roll-up value"* (as described below) on the claim date.**

* For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**."

** See the "**NEW YORK CONTRACTS**" section of this prospectus for details about the Option Package III death benefit for contracts issued in New York.

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:
- The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION– Forfeiture**."

Roll-up Value. On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION– Forfeiture**."

The "roll-up value" is not available on contracts issued in the State of New York. See the "NEW YORK CONTRACTS" section of this prospectus for details about the Option Package III death benefit for contracts issued in New York.

Adjustment. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

Death Benefit Greater than the Account Value. Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Subject to the conditions and requirements of state law, unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

Death Benefit Amounts in Certain Cases

If a Spousal Beneficiary Continues the Account Following the Death of the Contract Holder/Annuitant. If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. The premium bonus option charge, if any, will continue, unless the premium bonus was forfeited when calculating the account value, step-up value and roll-up value on the death of the original contract holder/annuitant.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;

(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and

(3) In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

If the Contract Holder is not the Annuitant. Under nonqualified contracts only the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment, a contract holder who is not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

Guaranteed Account. For amounts held in the Guaranteed Account, see **APPENDIX I** for a discussion of the calculation of the death benefit.

Death Benefit–Methods of Payment

For Qualified Contracts. Under a qualified contract if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules (see "**TAXATION**"));
- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or
- Elect SWO, ECO or LEO (described in "**SYSTEMATIC DISTRIBUTION OPTIONS**"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "**TAXATION**."

For Non-Qualified Contracts.

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:
(a) Continue the contract in the accumulation phase;
(b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or
(c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

    If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "**TAXATION**."

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "**TAXATION**."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "**TAXATION**."

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Minimum Payment Amounts. The income phase payment option you select must result in:
- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:
(a) The first day of the month following the annuitant's 85th birthday; or
(b) The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:
(a) The life of the annuitant;
(b) The joint lives of the annuitant and beneficiary;
(c) A guaranteed period greater than the annuitant's life expectancy; or
(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**TAXATION**" for further discussion of rules relating to income phase payments.

Charges Deducted.

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "**FEES–FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT–Mortality and Expense Risk Charge**."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "**FEES–FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT–Administrative Expense Charge**."
- If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "**FEES–FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT–Premium Bonus Option Charge**."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "**TAXATION**" for additional information.

Payment Options.

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit–None:** All payments end upon the annuitant's death.
Life Income–Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit–Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income–Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: (a) 100%, 66⅔ % or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit–None:** All payments end upon the death of both annuitants.
Life Income–Two Lives–Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit–Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income–Cash Refund Option (limited availability–fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit–Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income–Two Lives–Cash Refund Option (limited availability–fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit–Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime–Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit–Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment: If the "Nonlifetime–Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "**FEES–Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Customer Service Center.

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3.5% or 5% assumed net investment rate used for variable payments).

NEW YORK CONTRACTS

Some of the fees, features and benefits of the contract are different if it is issued in the State of New York. This section identifies the different features and benefits and replaces the portions of this prospectus that contain the differences with information that relates specifically to New York contacts. This section should be read in conjunction with the rest of this prospectus. The fees that apply to New York contracts are described in the "**FEE TABLE**" and "**FEES**" sections of this prospectus.

Contract Overview – Contract Facts. The following information about New York contracts replaces the "**Contract Facts**" subsection in the "**CONTRACT OVERVIEW**" section of this prospectus:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. The differences are summarized as follows:

	Option Package I		Option Package II		Option Package III	
Mortality and Expense Risk Charge[1]:	0.80%		1.10%		1.25%	
Death Benefit[2] on Death of the Annuitant[3]:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date.		The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date.		The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date.[4]	
Minimum Initial Payment/ Account Value[5]:	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500
(Option Packages Continued)						
	Option Package I		**Option Package II**		**Option Package III**	
Free Withdrawals[6]:	10% of your account value each account year, non-cumulative.		10% of your account value each account year, non-cumulative.		10% of your account value each account year, cumulative to a maximum 30%.	
Nursing Home Waiver — Waiver of Early Withdrawal Charge[7]:	Not Available		Not Available		Not Available	

1 See "**FEE TABLE**" and "**FEES**."
2 See "**DEATH BENEFIT**." If a death benefit is payable based on account value or step-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "**Premium Bonus Option–Forfeiture**" in this section.
3 When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "**DEATH BENEFIT**." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**
4 The death benefit is the same under Option Packages II and III for contracts issued in New York. **Therefore, contract holders of contracts issued in New York should seriously consider whether Option Package III is suitable for their circumstances.**
5 See "**PURCHASE AND RIGHTS**.
6 See "**FEES**."
7 See "**FEES**."

Premium Bonus Option–Forfeiture. The following information about New York contracts replaces the "**Forfeiture**" subsection in the "**PREMIUM BONUS OPTION**" section of this prospectus:

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "**RIGHT TO CANCEL**."
- If a death benefit is payable based on account value or step-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "**DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be calculated by:

    (1) Determining the amount of the premium bonus that is subject to forfeiture according to the following table:

Completed Account Years at the Time of the Withdrawal	Amount of Premium Bonus Subject to Forfeiture
Less than 1	100%
1 or more but less than 2	100%
2 or more but less than 3	100%
3 or more but less than 4	100%
4 or more but less than 5	100%
5 or more but less than 6	75%
6 or more but less than 7	50%
7 or more	0%

    (2) And multiplying that amount by the same percentage as the amount withdrawn subject to the early withdrawal charge is to the total of all purchase payments made to the account during the first account year.

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2008	$100,000	$4,000	$104,000	—	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2011	—	—	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "**FEES–Free Withdrawals**")) and you would pay a $720 early withdrawal charge (4% of $18,000). Additionally, 100% of the premium bonus is subject to forfeiture according to the table above, and because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.*

* This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "**FEES–Free Withdrawals**." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

Death Benefit–Death Benefit Amount. The following information about New York contracts replaces the "**DEATH BENEFIT**" section of this prospectus:

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies:

	Option Package I	**Option Package II**	**Option Package III****
Death Benefit on Death of the Annuitant:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or **The account value* on the claim date.**	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or **The "step-up value"* (as described below) on the claim date.**	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or **The "step-up value"* (as described below) on the claim date.****

* For purposes of calculating the death benefit, the account value and step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**Premium Bonus Option–Forfeiture**."

** **For contracts issued in the State of New York, the benefit payable upon the death of the annuitant under Option Package III is the same as that described under Option Package II. Therefore, contract holders of contracts issued in New York should seriously consider whether Option Package III is suitable for their circumstances.****

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:
- The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**Premium Bonus Option–Forfeiture**" above.

TAXATION

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified

The contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution

Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If this occurs, the partial exchange or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2013, your entire balance must be distributed by August 31, 2018. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan; or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Tax Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Tax Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code Section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:
- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code Section 414(p); or
- The Company as collateral for a loan.

Tax Consequences of Guaranteed Minimum Income Feature

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Guaranteed Minimum Income Feature could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax advisor about the tax consequences of the guaranteed minimum income feature.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

The Company

We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ING Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "**TAXATION**" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") in 1976 under Connecticut Law as a continuation of the separate account established in 1974 under Arkansas Law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

This contract is no longer available for new purchasers.

The following is a list of broker-dealers that are affiliated with the Company:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 7% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid.

We may also pay ongoing annual compensation of up to 1.00% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- ING Financial Partners, Inc.-Retirement Channels
- Wells Fargo Advisors, LLC
- UBS Financial Services Inc.
- LPL Financial Corporation
- Morgan Stanley Smith Barney LLC.
- Cetera Advisor Networks LLC
- RBC Capital Markets Corporation
- Stifel Nicolaus and Company Incorporated
- Royal Alliance Associates Inc.
- Merrill Lynch, Pierce, Fenner & Smith Incorporated
- Raymond James and Associates Inc.
- Edward D Jones and Company L P DBA Edward Jones
- Securities America Inc.

- BC Ziegler and Company
- FSC Securities Corporation
- First Allied Securities Inc.
- Morgan Keegan and Company Inc.
- Commonwealth Financial Network Inc.
- Mid Atlantic Capital Corporation
- CGM Inc.
- Sagepoint Financial Inc.
- US Bancorp Investments, Inc.
- Scott and Stringfellow Inc.
- Cambridge Investment Research Inc.
- Ameriprise Financial Services Inc.

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Customer Service Center. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure.

Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC ability to distribute the contract or upon the separate account.

> **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

> **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Experts
Condensed Financial Information (Accumulation Unit Values)
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

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Please tear off, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.

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PLEASE SEND ME:

❑ **A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, ILIAC ING VARIABLE ANNUITY, 333-56297.**

❑ **THE MOST RECENT ANNUAL AND/OR QUARTERLY REPORT OF ING LIFE INSURANCE AND ANNUITY COMPANY.**

Please Print or Type:

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INGVA 56297   05/01/2013

ILIAC Guaranteed Account

The ILIAC Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or the Company to learn:
- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.
- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or our Customer Service Center to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:
- Market Value Adjustment (MVA) – as described in this appendix and in the Guaranteed Account prospectus;
- Tax penalties and/or tax withholding – see "Taxation;"
- Early withdrawal charge – see "Fees;" or
- Maintenance fee – see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge may be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See the "Premium Bonus Option – Forfeiture" and "Withdrawals" sections of the contract prospectus.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:
- Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied, except under certain contracts issued in the State of New York.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro-rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at our Customer Service Center by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of withdrawal or refund any taxes that were withheld.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. The Company's subsidiary, ING Financial Advisers, LLC ("ING Financial") serves as the principal underwriter of the contract. ING Financial, a Delaware limited liability company, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. From time to time ING Financial may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

Fixed Account

General Disclosure.
- The Fixed Account is an investment option available during the accumulation phase under the contract.
- Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

Interest Rates.
- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.
- Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Dollar Cost Averaging. Amounts you invest in the Fixed Account must be transferred into the other investment options available under the contract over a period not to exceed 12 months. If you discontinue dollar cost averaging, the remaining balance amounts in the Fixed Account will be transferred into the money market subaccount available under the contract, unless you direct us to transfer the balance into other available options.

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

Transfers. During the accumulation phase you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying the Customer Service Center at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Description of Underlying Funds

The following table reflects investment portfolio name changes.

Fund Name Changes	
Former Fund Name	*New Fund Name*
ING Invesco Van Kampen Equity and Income Portfolio	ING Invesco Equity and Income Portfolio
ING Pioneer Fund Portfolio	ING Multi-Manager Large Cap Core Portfolio

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Fidelity® VIP *Contrafund*® Portfolio (Class I)	ING MidCap Opportunities Portfolio (Class I)
ING Columbia Small Cap Value II Portfolio(Class S)	ING T. Rowe Price International Stock Portfolio (Class S)
ING GET Fund	

Open Investment Portfolios	

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or "Fund of Funds" structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. The funds offered in a "Master-Feeder" or "Fund of Funds" structure are identified in the list of investment portfolios toward the front of this prospectus.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Investment Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500[SM] Index.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Asset Allocation Committee	Seeks long-term growth of capital.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company *** FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks capital appreciation and secondarily, income.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management, Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Global Resources Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Money Market Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

* There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2012, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2012 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING Life Insurance and Annuity Company Variable Annuity Account B available under the Contract for the indicated periods.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$17.45	$18.07	$15.56	$11.58	$20.34	$17.46	$15.78	$13.62	$11.91	$9.36
Value at end of period	$20.12	$17.45	$18.07	$15.56	$11.58	$20.34	$17.46	$15.78	$13.62	$11.91
Number of accumulation units outstanding at end of period	664,947	807,293	1,003,930	1,220,934	1,453,754	1,815,960	2,563,000	3,284,830	3,122,247	2,257,322
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.99	$12.99	$11.39	$8.83	$15.54	$15.46	$12.98	$12.38	$11.21	$8.68
Value at end of period	$15.09	$12.99	$12.99	$11.39	$8.83	$15.54	$15.46	$12.98	$12.38	$11.21
Number of accumulation units outstanding at end of period	372,580	466,333	560,283	736,761	939,281	1,141,203	1,684,053	2,042,506	2,406,797	1,917,301
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.44	$10.02								
Value at end of period	$10.80	$9.44								
Number of accumulation units outstanding at end of period	19,157	1,403								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$12.68	$14.96	$14.16	$10.04	$17.62	$14.89	$12.71	$10.61	$9.92	
Value at end of period	$14.73	$12.68	$14.96	$14.16	$10.04	$17.62	$14.89	$12.71	$10.61	
Number of accumulation units outstanding at end of period	135,100	189,030	232,632	306,635	350,045	392,021	531,720	775,024	458,582	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$8.88	$9.55								
Value at end of period	$9.94	$8.88								
Number of accumulation units outstanding at end of period	1,281	12,460								
ING BALANCED PORTFOLIO										
Value at beginning of period	$13.47	$13.78	$12.19	$10.32	$14.49	$13.86	$12.72	$12.32	$11.37	$9.66
Value at end of period	$15.16	$13.47	$13.78	$12.19	$10.32	$14.49	$13.86	$12.72	$12.32	$11.37
Number of accumulation units outstanding at end of period	210,344	260,549	369,598	462,951	577,851	738,056	933,000	1,166,813	1,305,749	1,029,178

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.51	$10.38	$8.28	$6.19	$10.63	$10.11	$9.82			
Value at end of period	$12.46	$10.51	$10.38	$8.28	$6.19	$10.63	$10.11			
Number of accumulation units outstanding at end of period	18,712	19,840	25,020	33,266	45,908	41,397	137,397			
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.70	$10.04								
Value at end of period	$11.27	$10.70								
Number of accumulation units outstanding at end of period	241,788	170,842								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.43	$8.63	$7.67	$5.93	$9.80	$10.03				
Value at end of period	$9.59	$8.43	$8.63	$7.67	$5.93	$9.80				
Number of accumulation units outstanding at end of period	354,887	431,013	498,163	581,106	663,378	796,839				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.76	$5.36	$4.57	$3.02	$5.06	$4.30	$4.04	$3.65	$3.74	$2.59
Value at end of period	$5.09	$4.76	$5.36	$4.57	$3.02	$5.06	$4.30	$4.04	$3.65	$3.74
Number of accumulation units outstanding at end of period	156,867	187,473	213,011	233,270	255,180	315,629	333,574	377,307	466,053	729,378
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	$11.17			
Value at end of period	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67			
Number of accumulation units outstanding at end of period	37,685	32,948	53,734	63,621	64,670	101,969	70,366			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.92	$10.29	$8.30	$6.72	$10.28	$10.08	$8.88			
Value at end of period	$11.22	$9.92	$10.29	$8.30	$6.72	$10.28	$10.08			
Number of accumulation units outstanding at end of period	4,224	5,975	10,618	31,590	42,429	51,801	145,330			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.32	$9.87	$8.89	$6.82	$11.33	$10.98	$9.90			
Value at end of period	$10.36	$9.32	$9.87	$8.89	$6.82	$11.33	$10.98			
Number of accumulation units outstanding at end of period	11,221	13,455	24,828	54,870	38,658	29,048	12,160			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.58	$11.96	$9.39	$6.79	$11.24	$9.89	$9.99			
Value at end of period	$12.04	$10.58	$11.96	$9.39	$6.79	$11.24	$9.89			
Number of accumulation units outstanding at end of period	202,577	243,531	329,053	395,313	483,580	529,758	625,810			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	$9.94			
Value at end of period	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96			
Number of accumulation units outstanding at end of period	109,927	131,563	150,127	168,181	129,483	93,686	63,273			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.00	$10.18	$9.21	$7.35	$11.92	$12.84				
Value at end of period	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92				
Number of accumulation units outstanding at end of period	41,062	55,719	76,946	100,587	81,918	66,062				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.93	$13.56	$11.81	$9.81	$11.72	$10.88	$10.13	$10.01		
Value at end of period	$14.88	$13.93	$13.56	$11.81	$9.81	$11.72	$10.88	$10.13		
Number of accumulation units outstanding at end of period	318,045	407,118	512,491	669,257	804,002	908,085	1,038,725	1,293,593		

IV 2

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.34	$12.61	$10.46	$7.68	$13.14	$9.96	$10.26			
Value at end of period	$10.92	$11.34	$12.61	$10.46	$7.68	$13.14	$9.96			
Number of accumulation units outstanding at end of period	48,961	64,723	81,161	90,285	80,820	81,647	58,435			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$10.31	$11.97	$10.85	$7.57	$12.69	$11.94	$10.32	$10.26	$9.18	$7.23
Value at end of period	$11.15	$10.31	$11.97	$10.85	$7.57	$12.69	$11.94	$10.32	$10.26	$9.18
Number of accumulation units outstanding at end of period	142,562	167,074	245,551	260,562	300,734	325,370	366,594	446,019	555,400	666,673
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$9.36	$9.48	$8.38	$6.50	$10.52	$9.89	$8.74	$8.16	$7.60	$6.09
Value at end of period	$10.74	$9.36	$9.48	$8.38	$6.50	$10.52	$9.89	$8.74	$8.16	$7.60
Number of accumulation units outstanding at end of period	961,401	1,179,425	1,175,861	1,032,614	835,276	603,244	822,465	955,103	1,061,351	1,213,385
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$11.26	$11.37	$10.08	$8.26	$13.28	$12.76	$11.25	$10.77	$9.84	$7.87
Value at end of period	$12.76	$11.26	$11.37	$10.08	$8.26	$13.28	$12.76	$11.25	$10.77	$9.84
Number of accumulation units outstanding at end of period	871,265	1,067,228	1,379,248	1,564,084	1,516,955	1,689,866	1,906,034	2,368,146	2,759,569	3,215,532
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$17.88	$16.79	$15.43	$13.96	$15.40	$14.67	$14.23	$13.93	$13.41	$12.73
Value at end of period	$19.38	$17.88	$16.79	$15.43	$13.96	$15.40	$14.67	$14.23	$13.93	$13.41
Number of accumulation units outstanding at end of period	1,026,093	983,416	1,010,389	1,038,721	997,679	723,089	919,428	1,098,270	1,069,558	1,257,971
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.02	$14.96	$14.01	$12.08						
Value at end of period	$15.31	$13.02	$14.96	$14.01						
Number of accumulation units outstanding at end of period	62,069	88,025	95,193	114,512						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.56	$12.82	$11.52	$9.48	$12.49	$12.18	$10.91	$10.06		
Value at end of period	$14.03	$12.56	$12.82	$11.52	$9.48	$12.49	$12.18	$10.91		
Number of accumulation units outstanding at end of period	745,413	886,984	1,051,196	1,309,701	1,577,267	1,864,760	2,450,442	2,802,327		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.02	$14.30	$11.36	$9.00	$12.92	$13.25	$11.44	$10.24		
Value at end of period	$16.52	$14.02	$14.30	$11.36	$9.00	$12.92	$13.25	$11.44		
Number of accumulation units outstanding at end of period	50,905	64,301	56,579	70,121	79,400	113,083	172,618	350,676		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.49	$15.26	$13.45	$9.51	$13.21	$11.92	$11.36	$10.06		
Value at end of period	$18.12	$15.49	$15.26	$13.45	$9.51	$13.21	$11.92	$11.36		
Number of accumulation units outstanding at end of period	255,514	167,708	119,806	133,378	132,881	149,611	212,781	266,161		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.10	$10.05								
Value at end of period	$11.44	$10.10								
Number of accumulation units outstanding at end of period	41,685	13,967								
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.99	$10.25	$8.64	$6.76	$11.44	$10.11	$9.15			
Value at end of period	$11.13	$9.99	$10.25	$8.64	$6.76	$11.44	$10.11			
Number of accumulation units outstanding at end of period	3,076	3,936	7,228	9,310	31,529	26,748	18,994			

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.92	$11.82	$10.83	$9.25	$12.00	$11.62	$10.46	$10.14		
Value at end of period	$13.16	$11.92	$11.82	$10.83	$9.25	$12.00	$11.62	$10.46		
Number of accumulation units outstanding at end of period	554,551	661,258	822,342	1,106,608	1,439,660	1,605,202	2,289,415	3,060,671		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$14.59	$14.85	$11.53	$8.26	$13.38	$10.77	$10.10	$9.26	$8.41	$6.21
Value at end of period	$16.46	$14.59	$14.85	$11.53	$8.26	$13.38	$10.77	$10.10	$9.26	$8.41
Number of accumulation units outstanding at end of period	86,329	108,521	108,203	120,545	116,506	148,281	182,941	324,578	349,195	219,160
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$12.72	$12.84	$12.94	$13.02	$12.80	$12.29	$11.83	$11.60	$11.58	$11.59
Value at end of period	$12.61	$12.72	$12.84	$12.94	$13.02	$12.80	$12.29	$11.83	$11.60	$11.58
Number of accumulation units outstanding at end of period	794,549	932,905	1,343,089	2,035,983	2,988,799	2,695,517	3,097,409	3,537,817	2,815,301	1,967,775
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06		
Value at end of period	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04		
Number of accumulation units outstanding at end of period	594,918	703,200	830,843	957,210	1,090,401	1,272,025	1,644,706	1,912,409		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.05	$10.03								
Value at end of period	$10.83	$10.05								
Number of accumulation units outstanding at end of period	110,962	48,638								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.62	$12.26	$10.66	$8.64	$13.33	$12.77	$11.02	$10.23		
Value at end of period	$12.72	$11.62	$12.26	$10.66	$8.64	$13.33	$12.77	$11.02		
Number of accumulation units outstanding at end of period	111,601	126,737	172,869	219,668	276,102	324,341	459,403	552,003		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.91	$14.14	$12.00	$7.25	$9.94					
Value at end of period	$16.01	$13.91	$14.14	$12.00	$7.25					
Number of accumulation units outstanding at end of period	145,031	177,613	214,262	257,636	300,691					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.98	$10.60	$9.08	$7.32	$11.05	$10.58	$10.03			
Value at end of period	$10.97	$9.98	$10.60	$9.08	$7.32	$11.05	$10.58			
Number of accumulation units outstanding at end of period	20,694	22,825	27,790	31,756	46,012	40,111	10,637			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$10.08	$9.91								
Value at end of period	$10.77	$10.08								
Number of accumulation units outstanding at end of period	38,864	6,477								
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.15	$10.37	$9.38	$9.22						
Value at end of period	$11.36	$10.15	$10.37	$9.38						
Number of accumulation units outstanding at end of period	102,096	147,464	158,076	201,605						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.51	$10.60	$9.64	$9.50						
Value at end of period	$11.61	$10.51	$10.60	$9.64						
Number of accumulation units outstanding at end of period	111,738	125,950	180,398	288,918						

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.83	$10.71	$9.87	$9.75						
Value at end of period	$11.83	$10.83	$10.71	$9.87						
Number of accumulation units outstanding at end of period	107,157	139,397	173,062	234,551						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.56	$13.14	$11.76	$10.02						
Value at end of period	$15.38	$13.56	$13.14	$11.76						
Number of accumulation units outstanding at end of period	294,414	332,065	388,905	478,662						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.60	$14.37	$12.93	$10.58						
Value at end of period	$16.71	$14.60	$14.37	$12.93						
Number of accumulation units outstanding at end of period	121,807	159,932	175,664	208,860						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.84	$13.86	$12.56	$10.61						
Value at end of period	$15.94	$13.84	$13.86	$12.56						
Number of accumulation units outstanding at end of period	165,865	187,615	221,902	332,532						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.08	$10.12	$7.74	$5.98	$9.22	$8.48	$7.62	$7.07	$6.49	$4.73
Value at end of period	$11.47	$10.08	$10.12	$7.74	$5.98	$9.22	$8.48	$7.62	$7.07	$6.49
Number of accumulation units outstanding at end of period	57,343	74,535	99,557	106,955	121,748	144,876	172,834	204,440	228,383	175,467
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$21.08	$21.83	$17.72	$14.02	$20.53	$19.58	$16.92	$15.49	$13.67	$10.04
Value at end of period	$23.91	$21.08	$21.83	$17.72	$14.02	$20.53	$19.58	$16.92	$15.49	$13.67
Number of accumulation units outstanding at end of period	223,720	260,349	314,243	371,326	400,462	490,652	684,407	879,607	1,151,775	1,313,138
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.64	$10.12								
Value at end of period	$10.94	$9.64								
Number of accumulation units outstanding at end of period	75,088	12,020								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.11	$14.79	$11.62	$8.01	$14.23	$12.67	$11.73	$10.04		
Value at end of period	$16.23	$14.11	$14.79	$11.62	$8.01	$14.23	$12.67	$11.73		
Number of accumulation units outstanding at end of period	494,968	569,118	648,916	731,147	824,868	939,670	1,229,215	1,630,598		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.96	$10.15	$8.92	$7.20	$11.31	$11.08	$10.04			
Value at end of period	$11.57	$9.96	$10.15	$8.92	$7.20	$11.31	$11.08			
Number of accumulation units outstanding at end of period	26,380	81,847	31,792	49,928	65,794	47,108	37,896			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.20	$9.87								
Value at end of period	$10.83	$9.20								
Number of accumulation units outstanding at end of period	15,976	19,420								
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45	$10.10		
Value at end of period	$14.34	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45		
Number of accumulation units outstanding at end of period	26,732	35,328	44,882	65,180	97,677	138,555	243,016	192,878		

ILIAC Variable Annuity – INGVA IV 5

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.71	$8.84	$8.20	$6.26	$10.14					
Value at end of period	$9.07	$7.71	$8.84	$8.20	$6.26					
Number of accumulation units outstanding at end of period	208,213	244,559	383,082	472,634	541,950					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.82	$9.45	$8.85	$6.76	$11.31	$11.15	$9.79			
Value at end of period	$10.64	$8.82	$9.45	$8.85	$6.76	$11.31	$11.15			
Number of accumulation units outstanding at end of period	14,629	11,291	9,999	8,986	10,164	27,728	15,467			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$10.03	$10.39	$9.25	$7.08	$11.87	$11.85	$10.44	$9.64	$8.48	$6.85
Value at end of period	$11.27	$10.03	$10.39	$9.25	$7.08	$11.87	$11.85	$10.44	$9.64	$8.48
Number of accumulation units outstanding at end of period	70,766	81,465	119,294	160,162	195,454	167,864	234,470	309,846	341,549	331,059

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.90%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$12.34	$12.90	$11.22	$8.43	$14.94	$12.95	$11.82	$10.30	$9.10	$7.22
Value at end of period	$14.09	$12.34	$12.90	$11.22	$8.43	$14.94	$12.95	$11.82	$10.30	$9.10
Number of accumulation units outstanding at end of period	81	82	410	7,162	26,249	193,614	217,382	231,760	141,674	99,481
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.09	$11.19	$9.91	$7.76	$13.79	$13.85	$11.74	$11.31	$10.33	$8.08
Value at end of period	$12.76	$11.09	$11.19	$9.91	$7.76	$13.79	$13.85	$11.74	$11.31	$10.33
Number of accumulation units outstanding at end of period	0	0	0	8,289	23,444	100,337	131,926	133,994	145,501	92,558
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$11.84	$14.10	$13.47	$9.65	$17.09	$14.59	$12.57	$10.59	$10.41	
Value at end of period	$13.62	$11.84	$14.10	$13.47	$9.65	$17.09	$14.59	$12.57	$10.59	
Number of accumulation units outstanding at end of period	0	0	0	1,780	14,523	87,482	97,070	49,272	2,432	
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.07	$10.40	$9.29	$7.94	$11.26	$10.87	$10.08	$9.85	$9.18	$7.87
Value at end of period	$11.22	$10.07	$10.40	$9.29	$7.94	$11.26	$10.87	$10.08	$9.85	$9.18
Number of accumulation units outstanding at end of period	2,239	2,239	957	3,271	4,275	37,216	46,677	66,062	71,463	80,704
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.95	$9.92	$8.00	$6.03	$10.46	$10.05	$9.61			
Value at end of period	$11.68	$9.95	$9.92	$8.00	$6.03	$10.46	$10.05			
Number of accumulation units outstanding at end of period	0	0	0	739	2,124	6,323	2,978			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.06	$8.33	$7.47	$5.83	$9.74	$10.03				
Value at end of period	$9.08	$8.06	$8.33	$7.47	$5.83	$9.74				
Number of accumulation units outstanding at end of period	0	0	320	4,957	7,515	30,387				

ILIAC Variable Annuity – INGVA

IV 6

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.45	$5.07	$4.36	$2.91	$4.93	$4.22	$4.01	$3.66	$3.78	$2.65
Value at end of period	$4.71	$4.45	$5.07	$4.36	$2.91	$4.93	$4.22	$4.01	$3.66	$3.78
Number of accumulation units outstanding at end of period	0	0	0	754	3,287	12,695	19,589	26,588	29,626	22,775
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$10.32			
Value at end of period	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58			
Number of accumulation units outstanding at end of period	0	0	0	389	6,731	12,363	11,301			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.82	$9.43	$8.58	$6.65	$11.15	$10.91	$9.50			
Value at end of period	$9.72	$8.82	$9.43	$8.58	$6.65	$11.15	$10.91			
Number of accumulation units outstanding at end of period	0	0	0	0	1,241	11,658	9,975			
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.02	$11.44	$9.06	$6.62	$11.06	$9.82	$10.28			
Value at end of period	$11.29	$10.02	$11.44	$9.06	$6.62	$11.06	$9.82			
Number of accumulation units outstanding at end of period	0	0	195	8,715	13,867	35,481	95,741			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.94			
Value at end of period	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89			
Number of accumulation units outstanding at end of period	0	0	0	1,275	1,462	20,157	16,201			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.56	$9.82	$8.97	$7.23	$11.85	$12.68				
Value at end of period	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85				
Number of accumulation units outstanding at end of period	0	0	0	1,421	2,896	11,357				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.06	$12.83	$11.29	$9.47	$11.42	$10.70	$10.06	$10.00		
Value at end of period	$13.82	$13.06	$12.83	$11.29	$9.47	$11.42	$10.70	$10.06		
Number of accumulation units outstanding at end of period	0	0	0	4,005	15,899	140,662	128,634	98,237		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$10.74	$12.05	$10.10	$7.49	$12.93	$9.89	$9.39			
Value at end of period	$10.24	$10.74	$12.05	$10.10	$7.49	$12.93	$9.89			
Number of accumulation units outstanding at end of period	0	0	0	291	1,317	22,187	6,436			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$5.81	$6.81	$6.24	$4.39	$7.43	$7.06	$6.16	$6.18	$5.58	$4.44
Value at end of period	$6.22	$5.81	$6.81	$6.24	$4.39	$7.43	$7.06	$6.16	$6.18	$5.58
Number of accumulation units outstanding at end of period	0	0	0	106	6,021	14,254	63,636	82,579	97,534	108,388
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$7.44	$7.61	$6.79	$5.32	$8.69	$8.25	$7.36	$6.94	$6.53	$5.28
Value at end of period	$8.45	$7.44	$7.61	$6.79	$5.32	$8.69	$8.25	$7.36	$6.94	$6.53
Number of accumulation units outstanding at end of period	3,313	3,335	1,873	28,833	43,500	38,070	55,589	64,417	86,309	80,267
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$7.69	$7.84	$7.02	$5.80	$9.42	$9.15	$8.14	$7.87	$7.26	$5.86
Value at end of period	$8.63	$7.69	$7.84	$7.02	$5.80	$9.42	$9.15	$8.14	$7.87	$7.26
Number of accumulation units outstanding at end of period	0	0	981	19,840	198,590	372,830	107,306	150,783	174,585	202,025

ILIAC Variable Annuity – INGVA IV 7

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.27	$14.47	$13.43	$12.27	$13.67	$13.14	$12.87	$12.72	$12.36	$11.86
Value at end of period	$16.38	$15.27	$14.47	$13.43	$12.27	$13.67	$13.14	$12.87	$12.72	$12.36
Number of accumulation units outstanding at end of period	0	0	0	18,196	65,938	69,840	63,076	75,004	65,243	66,982
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.68	$14.72	$13.91	$11.48						
Value at end of period	$14.77	$12.68	$14.72	$13.91						
Number of accumulation units outstanding at end of period	0	0	0	1,384						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.77	$12.13	$11.01	$9.15	$12.17	$11.98	$10.84	$10.06		
Value at end of period	$13.03	$11.77	$12.13	$11.01	$9.15	$12.17	$11.98	$10.84		
Number of accumulation units outstanding at end of period	0	0	0	2,422	6,525	92,011	124,372	113,062		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.14	$13.54	$10.86	$8.69	$12.59	$13.04	$11.36	$10.73		
Value at end of period	$15.34	$13.14	$13.54	$10.86	$8.69	$12.59	$13.04	$11.36		
Number of accumulation units outstanding at end of period	0	0	0	108	2,397	10,340	15,431	12,055		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.52	$14.45	$12.85	$9.18	$12.88	$11.73	$11.29	$11.02		
Value at end of period	$16.82	$14.52	$14.45	$12.85	$9.18	$12.88	$11.73	$11.29		
Number of accumulation units outstanding at end of period	0	0	0	7,048	12,253	27,644	48,619	72,586		
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.46	$9.80	$8.34	$6.59	$11.25	$10.05	$9.26			
Value at end of period	$10.44	$9.46	$9.80	$8.34	$6.59	$11.25	$10.05			
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,806	2,804			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.18	$11.18	$10.35	$8.93	$11.69	$11.43	$10.39	$10.06		
Value at end of period	$12.22	$11.18	$11.18	$10.35	$8.93	$11.69	$11.43	$10.39		
Number of accumulation units outstanding at end of period	0	0	147	12,437	28,207	119,216	176,475	205,538		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$13.16	$13.52	$10.61	$7.67	$12.55	$10.20	$9.66	$8.94	$8.20	$6.11
Value at end of period	$14.71	$13.16	$13.52	$10.61	$7.67	$12.55	$10.20	$9.66	$8.94	$8.20
Number of accumulation units outstanding at end of period	0	0	0	1,712	2,772	19,247	32,261	40,741	42,360	13,425
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.36	$10.56	$10.74	$10.91	$10.84	$10.51	$10.21	$10.10	$10.19	$10.30
Value at end of period	$10.17	$10.36	$10.56	$10.74	$10.91	$10.84	$10.51	$10.21	$10.10	$10.19
Number of accumulation units outstanding at end of period	0	0	603	2,779	44,564	441,840	806,410	579,969	234,870	226,002
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96	$10.06		
Value at end of period	$14.22	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96		
Number of accumulation units outstanding at end of period	63	64	353	5,690	7,176	65,838	97,726	141,518		
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.90	$11.61	$10.19	$8.34	$12.99	$12.57	$10.95	$10.53		
Value at end of period	$11.81	$10.90	$11.61	$10.19	$8.34	$12.99	$12.57	$10.95		
Number of accumulation units outstanding at end of period	0	0	0	3,593	8,422	23,331	44,031	48,242		

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.46	$13.82	$11.84	$7.22	$9.93					
Value at end of period	$15.35	$13.46	$13.82	$11.84	$7.22					
Number of accumulation units outstanding at end of period	0	0	314	3,925	13,504					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.93	$10.25	$9.36	$9.21						
Value at end of period	$11.01	$9.93	$10.25	$9.36						
Number of accumulation units outstanding at end of period	0	0	0	1,636						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.61	$10.58	$9.85	$9.75						
Value at end of period	$11.47	$10.61	$10.58	$9.85						
Number of accumulation units outstanding at end of period	0	0	0	3,822						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.25	$12.96	$11.71	$10.02						
Value at end of period	$14.88	$13.25	$12.96	$11.71						
Number of accumulation units outstanding at end of period	0	0	206	4,836						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.22	$14.14	$12.84	$10.95						
Value at end of period	$16.12	$14.22	$14.14	$12.84						
Number of accumulation units outstanding at end of period	0	0	3,535	6,808						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.48	$13.63	$12.47	$10.63						
Value at end of period	$15.37	$13.48	$13.63	$12.47						
Number of accumulation units outstanding at end of period	0	0	0	787						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.09	$9.22	$7.11	$5.55	$8.65	$8.03	$7.28	$6.82	$6.32	$4.66
Value at end of period	$10.25	$9.09	$9.22	$7.11	$5.55	$8.65	$8.03	$7.28	$6.82	$6.32
Number of accumulation units outstanding at end of period	0	0	0	0	4,971	35,408	41,407	53,187	38,830	13,008
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$13.64	$14.26	$11.69	$9.34	$13.81	$13.29	$11.60	$10.72	$9.56	$7.09
Value at end of period	$15.32	$13.64	$14.26	$11.69	$9.34	$13.81	$13.29	$11.60	$10.72	$9.56
Number of accumulation units outstanding at end of period	78	78	78	3,614	12,111	51,932	64,131	59,629	60,875	42,546
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.23	$14.00	$11.11	$7.73	$13.87	$12.47	$11.65	$10.03		
Value at end of period	$15.07	$13.23	$14.00	$11.11	$7.73	$13.87	$12.47	$11.65		
Number of accumulation units outstanding at end of period	0	0	164	3,013	10,717	85,018	111,843	108,135		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.43	$9.70	$8.60	$7.02	$11.13	$11.01	$9.74			
Value at end of period	$10.85	$9.43	$9.70	$8.60	$7.02	$11.13	$11.01			
Number of accumulation units outstanding at end of period	0	0	0	510	510	4,245	3,937			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37	$10.06		
Value at end of period	$13.31	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37		
Number of accumulation units outstanding at end of period	0	0	0	0	5,283	19,967	19,716	11,954		

ILIAC Variable Annuity – INGVA

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.44	$8.61	$8.07	$6.22	$10.14					
Value at end of period	$8.67	$7.44	$8.61	$8.07	$6.22					
Number of accumulation units outstanding at end of period	108	109	109	9,433	18,852					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.36	$9.03	$8.54	$6.58	$11.13	$11.08	$9.24			
Value at end of period	$9.98	$8.36	$9.03	$8.54	$6.58	$11.13	$11.08			
Number of accumulation units outstanding at end of period	0	0	0	3,230	3,868	11,799	9,716			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$6.69	$6.99	$6.28	$4.86	$8.23	$8.29	$7.38	$6.88	$6.11	$4.98
Value at end of period	$7.44	$6.69	$6.99	$6.28	$4.86	$8.23	$8.29	$7.38	$6.88	$6.11
Number of accumulation units outstanding at end of period	0	0	0	6,205	16,056	27,677	35,717	36,902	37,968	35,349

PART B


VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


ING VARIABLE ANNUITY

Statement of Additional Information

Dated
May1, 2013

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2013.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
Customer Service Center
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each fund, including its investment objective, policies, risks and fees and expenses, is contained in the fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. ING Financial Advisers, LLC offers the securities under the Contracts on a continuous basis, however, the Contract is no longer available to new purchasers. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2012, 2011 and 2010 and amounted to $1,907,879.60, $1,807,861.34 and $1,947,487.78, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING Life Insurance and Annuity Company Variable Annuity Account B available under the Contract for the indicated periods. This information is current through December 31, 2012, including portfolio names. Portfolio name changes after December 31, 2012 are not reflected in the following information.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$17.45	$18.07	$15.56	$11.58	$20.34	$17.46	$15.78	$13.62	$11.91	$9.36
Value at end of period	$20.12	$17.45	$18.07	$15.56	$11.58	$20.34	$17.46	$15.78	$13.62	$11.91
Number of accumulation units outstanding at end of period	664,947	807,293	1,003,930	1,220,934	1,453,754	1,815,960	2,563,000	3,284,830	3,122,247	2,257,322
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.99	$12.99	$11.39	$8.83	$15.54	$15.46	$12.98	$12.38	$11.21	$8.68
Value at end of period	$15.09	$12.99	$12.99	$11.39	$8.83	$15.54	$15.46	$12.98	$12.38	$11.21
Number of accumulation units outstanding at end of period	372,580	466,333	560,283	736,761	939,281	1,141,203	1,684,053	2,042,506	2,406,797	1,917,301
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.44	$10.02								
Value at end of period	$10.80	$9.44								
Number of accumulation units outstanding at end of period	19,157	1,403								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$12.68	$14.96	$14.16	$10.04	$17.62	$14.89	$12.71	$10.61	$9.92	
Value at end of period	$14.73	$12.68	$14.96	$14.16	$10.04	$17.62	$14.89	$12.71	$10.61	
Number of accumulation units outstanding at end of period	135,100	189,030	232,632	306,635	350,045	392,021	531,720	775,024	458,582	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$8.88	$9.55								
Value at end of period	$9.94	$8.88								
Number of accumulation units outstanding at end of period	1,281	12,460								
ING BALANCED PORTFOLIO										
Value at beginning of period	$13.47	$13.78	$12.19	$10.32	$14.49	$13.86	$12.72	$12.32	$11.37	$9.66
Value at end of period	$15.16	$13.47	$13.78	$12.19	$10.32	$14.49	$13.86	$12.72	$12.32	$11.37
Number of accumulation units outstanding at end of period	210,344	260,549	369,598	462,951	577,851	738,056	933,000	1,166,813	1,305,749	1,029,178
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.51	$10.38	$8.28	$6.19	$10.63	$10.11	$9.82			
Value at end of period	$12.46	$10.51	$10.38	$8.28	$6.19	$10.63	$10.11			
Number of accumulation units outstanding at end of period	18,712	19,840	25,020	33,266	45,908	41,397	137,397			
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.70	$10.04								
Value at end of period	$11.27	$10.70								
Number of accumulation units outstanding at end of period	241,788	170,842								

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.43	$8.63	$7.67	$5.93	$9.80	$10.03				
Value at end of period	$9.59	$8.43	$8.63	$7.67	$5.93	$9.80				
Number of accumulation units outstanding at end of period	354,887	431,013	498,163	581,106	663,378	796,839				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.76	$5.36	$4.57	$3.02	$5.06	$4.30	$4.04	$3.65	$3.74	$2.59
Value at end of period	$5.09	$4.76	$5.36	$4.57	$3.02	$5.06	$4.30	$4.04	$3.65	$3.74
Number of accumulation units outstanding at end of period	156,867	187,473	213,011	233,270	255,180	315,629	333,574	377,307	466,053	729,378
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	$11.17			
Value at end of period	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67			
Number of accumulation units outstanding at end of period	37,685	32,948	53,734	63,621	64,670	101,969	70,366			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.92	$10.29	$8.30	$6.72	$10.28	$10.08	$8.88			
Value at end of period	$11.22	$9.92	$10.29	$8.30	$6.72	$10.28	$10.08			
Number of accumulation units outstanding at end of period	4,224	5,975	10,618	31,590	42,429	51,801	145,330			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.32	$9.87	$8.89	$6.82	$11.33	$10.98	$9.90			
Value at end of period	$10.36	$9.32	$9.87	$8.89	$6.82	$11.33	$10.98			
Number of accumulation units outstanding at end of period	11,221	13,455	24,828	54,870	38,658	29,048	12,160			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.58	$11.96	$9.39	$6.79	$11.24	$9.89	$9.99			
Value at end of period	$12.04	$10.58	$11.96	$9.39	$6.79	$11.24	$9.89			
Number of accumulation units outstanding at end of period	202,577	243,531	329,053	395,313	483,580	529,758	625,810			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	$9.94			
Value at end of period	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96			
Number of accumulation units outstanding at end of period	109,927	131,563	150,127	168,181	129,483	93,686	63,273			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.00	$10.18	$9.21	$7.35	$11.92	$12.84				
Value at end of period	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92				
Number of accumulation units outstanding at end of period	41,062	55,719	76,946	100,587	81,918	66,062				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.93	$13.56	$11.81	$9.81	$11.72	$10.88	$10.13	$10.01		
Value at end of period	$14.88	$13.93	$13.56	$11.81	$9.81	$11.72	$10.88	$10.13		
Number of accumulation units outstanding at end of period	318,045	407,118	512,491	669,257	804,002	908,085	1,038,725	1,293,593		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.34	$12.61	$10.46	$7.68	$13.14	$9.96	$10.26			
Value at end of period	$10.92	$11.34	$12.61	$10.46	$7.68	$13.14	$9.96			
Number of accumulation units outstanding at end of period	48,961	64,723	81,161	90,285	80,820	81,647	58,435			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$10.31	$11.97	$10.85	$7.57	$12.69	$11.94	$10.32	$10.26	$9.18	$7.23
Value at end of period	$11.15	$10.31	$11.97	$10.85	$7.57	$12.69	$11.94	$10.32	$10.26	$9.18
Number of accumulation units outstanding at end of period	142,562	167,074	245,551	260,562	300,734	325,370	366,594	446,019	555,400	666,673

CFI 2

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$9.36	$9.48	$8.38	$6.50	$10.52	$9.89	$8.74	$8.16	$7.60	$6.09
Value at end of period	$10.74	$9.36	$9.48	$8.38	$6.50	$10.52	$9.89	$8.74	$8.16	$7.60
Number of accumulation units outstanding at end of period	961,401	1,179,425	1,175,861	1,032,614	835,276	603,244	822,465	955,103	1,061,351	1,213,385
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$11.26	$11.37	$10.08	$8.26	$13.28	$12.76	$11.25	$10.77	$9.84	$7.87
Value at end of period	$12.76	$11.26	$11.37	$10.08	$8.26	$13.28	$12.76	$11.25	$10.77	$9.84
Number of accumulation units outstanding at end of period	871,265	1,067,228	1,379,248	1,564,084	1,516,955	1,689,866	1,906,034	2,368,146	2,759,569	3,215,532
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$17.88	$16.79	$15.43	$13.96	$15.40	$14.67	$14.23	$13.93	$13.41	$12.73
Value at end of period	$19.38	$17.88	$16.79	$15.43	$13.96	$15.40	$14.67	$14.23	$13.93	$13.41
Number of accumulation units outstanding at end of period	1,026,093	983,416	1,010,389	1,038,721	997,679	723,089	919,428	1,098,270	1,069,558	1,257,971
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.02	$14.96	$14.01	$12.08						
Value at end of period	$15.31	$13.02	$14.96	$14.01						
Number of accumulation units outstanding at end of period	62,069	88,025	95,193	114,512						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.56	$12.82	$11.52	$9.48	$12.49	$12.18	$10.91	$10.06		
Value at end of period	$14.03	$12.56	$12.82	$11.52	$9.48	$12.49	$12.18	$10.91		
Number of accumulation units outstanding at end of period	745,413	886,984	1,051,196	1,309,701	1,577,267	1,864,760	2,450,442	2,802,327		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.02	$14.30	$11.36	$9.00	$12.92	$13.25	$11.44	$10.24		
Value at end of period	$16.52	$14.02	$14.30	$11.36	$9.00	$12.92	$13.25	$11.44		
Number of accumulation units outstanding at end of period	50,905	64,301	56,579	70,121	79,400	113,083	172,618	350,676		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.49	$15.26	$13.45	$9.51	$13.21	$11.92	$11.36	$10.06		
Value at end of period	$18.12	$15.49	$15.26	$13.45	$9.51	$13.21	$11.92	$11.36		
Number of accumulation units outstanding at end of period	255,514	167,708	119,806	133,378	132,881	149,611	212,781	266,161		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.10	$10.05								
Value at end of period	$11.44	$10.10								
Number of accumulation units outstanding at end of period	41,685	13,967								
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.99	$10.25	$8.64	$6.76	$11.44	$10.11	$9.15			
Value at end of period	$11.13	$9.99	$10.25	$8.64	$6.76	$11.44	$10.11			
Number of accumulation units outstanding at end of period	3,076	3,936	7,228	9,310	31,529	26,748	18,994			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.92	$11.82	$10.83	$9.25	$12.00	$11.62	$10.46	$10.14		
Value at end of period	$13.16	$11.92	$11.82	$10.83	$9.25	$12.00	$11.62	$10.46		
Number of accumulation units outstanding at end of period	554,551	661,258	822,342	1,106,608	1,439,660	1,605,202	2,289,415	3,060,671		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$14.59	$14.85	$11.53	$8.26	$13.38	$10.77	$10.10	$9.26	$8.41	$6.21
Value at end of period	$16.46	$14.59	$14.85	$11.53	$8.26	$13.38	$10.77	$10.10	$9.26	$8.41
Number of accumulation units outstanding at end of period	86,329	108,521	108,203	120,545	116,506	148,281	182,941	324,578	349,195	219,160
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$12.72	$12.84	$12.94	$13.02	$12.80	$12.29	$11.83	$11.60	$11.58	$11.59
Value at end of period	$12.61	$12.72	$12.84	$12.94	$13.02	$12.80	$12.29	$11.83	$11.60	$11.58
Number of accumulation units outstanding at end of period	794,549	932,905	1,343,089	2,035,983	2,988,799	2,695,517	3,097,409	3,537,817	2,815,301	1,967,775

ILIAC Variable Annuity – INGVA
CFI 3

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06		
Value at end of period	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04		
Number of accumulation units outstanding at end of period	594,918	703,200	830,843	957,210	1,090,401	1,272,025	1,644,706	1,912,409		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.05	$10.03								
Value at end of period	$10.83	$10.05								
Number of accumulation units outstanding at end of period	110,962	48,638								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.62	$12.26	$10.66	$8.64	$13.33	$12.77	$11.02	$10.23		
Value at end of period	$12.72	$11.62	$12.26	$10.66	$8.64	$13.33	$12.77	$11.02		
Number of accumulation units outstanding at end of period	111,601	126,737	172,869	219,668	276,102	324,341	459,403	552,003		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.91	$14.14	$12.00	$7.25	$9.94					
Value at end of period	$16.01	$13.91	$14.14	$12.00	$7.25					
Number of accumulation units outstanding at end of period	145,031	177,613	214,262	257,636	300,691					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.98	$10.60	$9.08	$7.32	$11.05	$10.58	$10.03			
Value at end of period	$10.97	$9.98	$10.60	$9.08	$7.32	$11.05	$10.58			
Number of accumulation units outstanding at end of period	20,694	22,825	27,790	31,756	46,012	40,111	10,637			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$10.08	$9.91								
Value at end of period	$10.77	$10.08								
Number of accumulation units outstanding at end of period	38,864	6,477								
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.15	$10.37	$9.38	$9.22						
Value at end of period	$11.36	$10.15	$10.37	$9.38						
Number of accumulation units outstanding at end of period	102,096	147,464	158,076	201,605						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.51	$10.60	$9.64	$9.50						
Value at end of period	$11.61	$10.51	$10.60	$9.64						
Number of accumulation units outstanding at end of period	111,738	125,950	180,398	288,918						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.83	$10.71	$9.87	$9.75						
Value at end of period	$11.83	$10.83	$10.71	$9.87						
Number of accumulation units outstanding at end of period	107,157	139,397	173,062	234,551						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.56	$13.14	$11.76	$10.02						
Value at end of period	$15.38	$13.56	$13.14	$11.76						
Number of accumulation units outstanding at end of period	294,414	332,065	388,905	478,662						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.60	$14.37	$12.93	$10.58						
Value at end of period	$16.71	$14.60	$14.37	$12.93						
Number of accumulation units outstanding at end of period	121,807	159,932	175,664	208,860						

ILIAC Variable Annuity – INGVA CFI 4

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.84	$13.86	$12.56	$10.61						
Value at end of period	$15.94	$13.84	$13.86	$12.56						
Number of accumulation units outstanding at end of period	165,865	187,615	221,902	332,532						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.08	$10.12	$7.74	$5.98	$9.22	$8.48	$7.62	$7.07	$6.49	$4.73
Value at end of period	$11.47	$10.08	$10.12	$7.74	$5.98	$9.22	$8.48	$7.62	$7.07	$6.49
Number of accumulation units outstanding at end of period	57,343	74,535	99,557	106,955	121,748	144,876	172,834	204,440	228,383	175,467
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$21.08	$21.83	$17.72	$14.02	$20.53	$19.58	$16.92	$15.49	$13.67	$10.04
Value at end of period	$23.91	$21.08	$21.83	$17.72	$14.02	$20.53	$19.58	$16.92	$15.49	$13.67
Number of accumulation units outstanding at end of period	223,720	260,349	314,243	371,326	400,462	490,652	684,407	879,607	1,151,775	1,313,138
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.64	$10.12								
Value at end of period	$10.94	$9.64								
Number of accumulation units outstanding at end of period	75,088	12,020								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.11	$14.79	$11.62	$8.01	$14.23	$12.67	$11.73	$10.04		
Value at end of period	$16.23	$14.11	$14.79	$11.62	$8.01	$14.23	$12.67	$11.73		
Number of accumulation units outstanding at end of period	494,968	569,118	648,916	731,147	824,868	939,670	1,229,215	1,630,598		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.96	$10.15	$8.92	$7.20	$11.31	$11.08	$10.04			
Value at end of period	$11.57	$9.96	$10.15	$8.92	$7.20	$11.31	$11.08			
Number of accumulation units outstanding at end of period	26,380	81,847	31,792	49,928	65,794	47,108	37,896			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.20	$9.87								
Value at end of period	$10.83	$9.20								
Number of accumulation units outstanding at end of period	15,976	19,420								
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45	$10.10		
Value at end of period	$14.34	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45		
Number of accumulation units outstanding at end of period	26,732	35,328	44,882	65,180	97,677	138,555	243,016	192,878		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.71	$8.84	$8.20	$6.26	$10.14					
Value at end of period	$9.07	$7.71	$8.84	$8.20	$6.26					
Number of accumulation units outstanding at end of period	208,213	244,559	383,082	472,634	541,950					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.82	$9.45	$8.85	$6.76	$11.31	$11.15	$9.79			
Value at end of period	$10.64	$8.82	$9.45	$8.85	$6.76	$11.31	$11.15			
Number of accumulation units outstanding at end of period	14,629	11,291	9,999	8,986	10,164	27,728	15,467			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$10.03	$10.39	$9.25	$7.08	$11.87	$11.85	$10.44	$9.64	$8.48	$6.85
Value at end of period	$11.27	$10.03	$10.39	$9.25	$7.08	$11.87	$11.85	$10.44	$9.64	$8.48
Number of accumulation units outstanding at end of period	70,766	81,465	119,294	160,162	195,454	167,864	234,470	309,846	341,549	331,059

Condensed Financial Information (continued)

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$16.75	$17.40	$15.03	$11.22	$19.76	$17.02	$15.43	$13.36	$11.71	$9.23
Value at end of period	$19.26	$16.75	$17.40	$15.03	$11.22	$19.76	$17.02	$15.43	$13.36	$11.71
Number of accumulation units outstanding at end of period	757,172	939,321	1,182,193	1,396,280	1,579,285	1,903,189	2,663,915	3,235,173	3,063,454	2,423,626
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.47	$12.50	$11.00	$8.55	$15.10	$15.06	$12.69	$12.14	$11.02	$8.56
Value at end of period	$14.44	$12.47	$12.50	$11.00	$8.55	$15.10	$15.06	$12.69	$12.14	$11.02
Number of accumulation units outstanding at end of period	583,799	725,732	853,271	978,626	1,181,565	1,413,860	1,930,750	2,518,931	2,738,588	2,405,810
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$9.42	$9.59								
Value at end of period	$10.75	$9.42								
Number of accumulation units outstanding at end of period	19,810	2,806								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$12.41	$14.68	$13.94	$9.91	$17.45	$14.80	$12.66	$10.60	$9.92	
Value at end of period	$14.37	$12.41	$14.68	$13.94	$9.91	$17.45	$14.80	$12.66	$10.60	
Number of accumulation units outstanding at end of period	185,171	239,962	338,482	468,626	526,282	517,521	701,548	632,879	128,126	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$8.86	$9.56								
Value at end of period	$9.89	$8.86								
Number of accumulation units outstanding at end of period	3,054	758								
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.93	$13.27	$11.77	$10.00	$14.09	$13.51	$12.44	$12.08	$11.18	$9.53
Value at end of period	$14.51	$12.93	$13.27	$11.77	$10.00	$14.09	$13.51	$12.44	$12.08	$11.18
Number of accumulation units outstanding at end of period	212,718	263,165	322,200	403,318	484,220	547,915	750,983	924,758	964,065	742,506
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.33	$10.23	$8.19	$6.14	$10.58	$10.09	$10.18			
Value at end of period	$12.21	$10.33	$10.23	$8.19	$6.14	$10.58	$10.09			
Number of accumulation units outstanding at end of period	37,536	39,833	36,666	36,955	32,127	24,933	71,497			
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.68	$10.08								
Value at end of period	$11.21	$10.68								
Number of accumulation units outstanding at end of period	83,885	40,079								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.31	$8.53	$7.60	$5.90	$9.78	$10.03				
Value at end of period	$9.42	$8.31	$8.53	$7.60	$5.90	$9.78				
Number of accumulation units outstanding at end of period	472,906	567,416	690,112	782,479	896,771	1,095,179				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.59	$5.19	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.69	$2.57
Value at end of period	$4.89	$4.59	$5.19	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.69
Number of accumulation units outstanding at end of period	133,222	162,726	184,211	195,952	201,095	275,823	338,658	412,639	439,023	508,346

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	$11.46			
Value at end of period	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64			
Number of accumulation units outstanding at end of period	33,575	32,602	36,542	34,960	27,093	18,591	12,418			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	$10.24			
Value at end of period	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06			
Number of accumulation units outstanding at end of period	11,016	12,486	17,066	22,632	32,316	37,485	63,674			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.16	$9.73	$8.79	$6.77	$11.27	$10.96	$10.09			
Value at end of period	$10.15	$9.16	$9.73	$8.79	$6.77	$11.27	$10.96			
Number of accumulation units outstanding at end of period	43,811	48,291	75,470	61,406	53,798	38,374	19,537			
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.40	$11.79	$9.29	$6.74	$11.19	$9.87	$9.99			
Value at end of period	$11.80	$10.40	$11.79	$9.29	$6.74	$11.19	$9.87			
Number of accumulation units outstanding at end of period	244,203	281,129	361,487	396,491	466,427	545,789	667,246			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$9.99			
Value at end of period	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94			
Number of accumulation units outstanding at end of period	159,005	140,723	138,963	173,292	177,286	173,785	80,343			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.86	$10.06	$9.14	$7.31	$11.90	$12.57				
Value at end of period	$11.06	$9.86	$10.06	$9.14	$7.31	$11.90				
Number of accumulation units outstanding at end of period	46,305	54,084	62,711	110,531	115,204	116,235				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$9.74									
Value at end of period	$10.40									
Number of accumulation units outstanding at end of period	936									
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.65	$13.33	$11.65	$9.70	$11.63	$10.83	$10.11	$10.01		
Value at end of period	$14.54	$13.65	$13.33	$11.65	$9.70	$11.63	$10.83	$10.11		
Number of accumulation units outstanding at end of period	459,826	527,821	645,726	730,572	877,000	939,889	1,340,318	1,677,193		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.15	$12.43	$10.35	$7.62	$13.08	$9.94	$10.36			
Value at end of period	$10.70	$11.15	$12.43	$10.35	$7.62	$13.08	$9.94			
Number of accumulation units outstanding at end of period	51,318	61,380	64,017	70,792	72,902	50,413	39,399			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$9.89	$11.53	$10.48	$7.33	$12.33	$11.64	$10.09	$10.06	$9.02	$7.14
Value at end of period	$10.68	$9.89	$11.53	$10.48	$7.33	$12.33	$11.64	$10.09	$10.06	$9.02
Number of accumulation units outstanding at end of period	164,727	193,665	233,145	257,397	281,874	319,608	402,460	525,424	654,366	726,481
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$8.99	$9.13	$8.10	$6.30	$10.22	$9.64	$8.55	$8.00	$7.48	$6.01
Value at end of period	$10.28	$8.99	$9.13	$8.10	$6.30	$10.22	$9.64	$8.55	$8.00	$7.48
Number of accumulation units outstanding at end of period	1,011,632	1,181,266	1,156,166	967,785	545,596	579,841	775,592	978,108	1,142,343	1,277,114

CFI 7

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.81	$10.95	$9.73	$8.00	$12.90	$12.44	$11.00	$10.57	$9.68	$7.77
Value at end of period	$12.21	$10.81	$10.95	$9.73	$8.00	$12.90	$12.44	$11.00	$10.57	$9.68
Number of accumulation units outstanding at end of period	937,960	1,100,174	1,262,708	1,446,039	1,173,295	1,379,556	1,519,687	1,983,342	2,357,139	2,732,299
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$17.17	$16.17	$14.90	$13.53	$14.97	$14.30	$13.91	$13.66	$13.19	$12.56
Value at end of period	$18.54	$17.17	$16.17	$14.90	$13.53	$14.97	$14.30	$13.91	$13.66	$13.19
Number of accumulation units outstanding at end of period	1,387,546	1,265,156	1,214,589	1,115,646	1,064,004	871,275	1,076,685	1,238,719	1,246,912	1,229,859
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.91	$14.89	$13.98	$11.77						
Value at end of period	$15.14	$12.91	$14.89	$13.98						
Number of accumulation units outstanding at end of period	54,999	65,951	84,622	101,064						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.31	$12.60	$11.36	$9.38	$12.39	$12.12	$10.89	$10.06		
Value at end of period	$13.71	$12.31	$12.60	$11.36	$9.38	$12.39	$12.12	$10.89		
Number of accumulation units outstanding at end of period	811,023	975,223	1,179,641	1,456,310	1,750,546	1,930,759	2,565,653	3,045,909		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.74	$14.06	$11.20	$8.90	$12.82	$13.19	$11.42	$10.38		
Value at end of period	$16.14	$13.74	$14.06	$11.20	$8.90	$12.82	$13.19	$11.42		
Number of accumulation units outstanding at end of period	42,763	65,710	69,829	80,748	87,644	102,195	166,054	198,719		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.18	$15.00	$13.26	$9.40	$13.11	$11.86	$11.34	$10.74		
Value at end of period	$17.70	$15.18	$15.00	$13.26	$9.40	$13.11	$11.86	$11.34		
Number of accumulation units outstanding at end of period	372,581	250,129	141,271	160,854	178,915	206,655	265,688	370,606		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.07	$10.05								
Value at end of period	$11.37	$10.07								
Number of accumulation units outstanding at end of period	22,110	15,521								
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.82	$10.11	$8.54	$6.71	$11.38	$10.09	$10.13			
Value at end of period	$10.91	$9.82	$10.11	$8.54	$6.71	$11.38	$10.09			
Number of accumulation units outstanding at end of period	18,213	22,732	24,816	23,542	24,092	16,127	7,360			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.68	$11.61	$10.68	$9.15	$11.91	$11.56	$10.43	$10.07		
Value at end of period	$12.85	$11.68	$11.61	$10.68	$9.15	$11.91	$11.56	$10.43		
Number of accumulation units outstanding at end of period	648,122	805,593	1,132,920	1,386,918	1,615,945	2,036,080	2,874,990	3,876,560		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$14.13	$14.42	$11.23	$8.07	$13.12	$10.59	$9.96	$9.16	$8.34	$6.18
Value at end of period	$15.89	$14.13	$14.42	$11.23	$8.07	$13.12	$10.59	$9.96	$9.16	$8.34
Number of accumulation units outstanding at end of period	80,555	89,506	94,156	85,586	121,642	131,826	201,732	315,418	347,515	263,134
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$12.22	$12.37	$12.49	$12.61	$12.44	$11.98	$11.57	$11.37	$11.39	$11.44
Value at end of period	$12.07	$12.22	$12.37	$12.49	$12.61	$12.44	$11.98	$11.57	$11.37	$11.39
Number of accumulation units outstanding at end of period	1,173,203	1,468,022	1,898,932	2,595,401	3,116,885	2,846,918	3,939,178	4,622,461	3,781,977	1,880,007
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06		
Value at end of period	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02		
Number of accumulation units outstanding at end of period	608,619	723,858	827,569	930,294	1,047,042	1,190,137	1,527,189	1,802,269		

CFI 8

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.03	$10.04								
Value at end of period	$10.77	$10.03								
Number of accumulation units outstanding at end of period	70,973	37,114								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.39	$12.05	$10.51	$8.55	$13.22	$12.71	$11.00	$10.23		
Value at end of period	$12.43	$11.39	$12.05	$10.51	$8.55	$13.22	$12.71	$11.00		
Number of accumulation units outstanding at end of period	212,874	252,372	285,980	352,635	419,246	535,982	702,557	914,117		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.77	$14.04	$11.95	$7.24	$9.94					
Value at end of period	$15.80	$13.77	$14.04	$11.95	$7.24					
Number of accumulation units outstanding at end of period	300,946	327,218	365,168	388,308	422,502					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.81	$10.45	$8.98	$7.26	$11.00	$10.55	$10.05			
Value at end of period	$10.75	$9.81	$10.45	$8.98	$7.26	$11.00	$10.55			
Number of accumulation units outstanding at end of period	22,116	23,265	29,095	39,316	33,527	26,073	7,068			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$10.06	$9.73								
Value at end of period	$10.72	$10.06								
Number of accumulation units outstanding at end of period	55,399	15,911								
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.08	$10.33	$9.38	$9.22						
Value at end of period	$11.25	$10.08	$10.33	$9.38						
Number of accumulation units outstanding at end of period	167,792	173,888	229,144	212,629						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.44	$10.56	$9.63	$9.50						
Value at end of period	$11.50	$10.44	$10.56	$9.63						
Number of accumulation units outstanding at end of period	173,438	258,645	299,651	349,777						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.76	$10.67	$9.86	$9.75						
Value at end of period	$11.71	$10.76	$10.67	$9.86						
Number of accumulation units outstanding at end of period	187,763	233,433	282,461	396,344						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.46	$13.08	$11.74	$10.02						
Value at end of period	$15.22	$13.46	$13.08	$11.74						
Number of accumulation units outstanding at end of period	336,018	388,116	453,732	518,847						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.48	$14.30	$12.90	$10.97						
Value at end of period	$16.53	$14.48	$14.30	$12.90						
Number of accumulation units outstanding at end of period	155,117	208,037	259,173	319,623						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.73	$13.79	$12.53	$10.65						
Value at end of period	$15.76	$13.73	$13.79	$12.53						
Number of accumulation units outstanding at end of period	165,797	198,421	259,241	340,110						

ILIAC Variable Annuity – INGVA CFI 9

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.75	$9.83	$7.53	$5.84	$9.04	$8.33	$7.51	$6.99	$6.44	$4.71
Value at end of period	$11.07	$9.75	$9.83	$7.53	$5.84	$9.04	$8.33	$7.51	$6.99	$6.44
Number of accumulation units outstanding at end of period	86,964	96,541	102,961	87,766	104,013	115,577	192,022	247,139	249,195	233,330
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.24	$21.02	$17.11	$13.58	$19.95	$19.08	$16.54	$15.19	$13.45	$9.91
Value at end of period	$22.89	$20.24	$21.02	$17.11	$13.58	$19.95	$19.08	$16.54	$15.19	$13.45
Number of accumulation units outstanding at end of period	172,146	210,059	274,077	311,928	357,244	424,905	523,573	657,269	743,438	709,514
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.62	$10.01								
Value at end of period	$10.88	$9.62								
Number of accumulation units outstanding at end of period	33,752	2,649								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.83	$14.54	$11.46	$7.92	$14.12	$12.61	$11.70	$10.04		
Value at end of period	$15.86	$13.83	$14.54	$11.46	$7.92	$14.12	$12.61	$11.70		
Number of accumulation units outstanding at end of period	409,621	487,416	551,655	636,044	710,684	794,971	1,040,224	1,300,668		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.79	$10.01	$8.82	$7.14	$11.25	$11.05	$9.96			
Value at end of period	$11.34	$9.79	$10.01	$8.82	$7.14	$11.25	$11.05			
Number of accumulation units outstanding at end of period	50,212	60,559	98,124	100,785	89,803	27,334	19,203			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.18	$9.87								
Value at end of period	$10.77	$9.18								
Number of accumulation units outstanding at end of period	20,592	14,737								
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.94	$13.80	$12.28	$9.04	$18.12	$15.22	$12.43	$10.10		
Value at end of period	$14.01	$11.94	$13.80	$12.28	$9.04	$18.12	$15.22	$12.43		
Number of accumulation units outstanding at end of period	47,184	68,016	82,387	91,954	131,110	145,346	184,873	248,833		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.62	$8.77	$8.16	$6.25	$10.14					
Value at end of period	$8.95	$7.62	$8.77	$8.16	$6.25					
Number of accumulation units outstanding at end of period	412,107	451,593	520,351	549,593	638,393					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.67	$9.32	$8.75	$6.70	$11.25	$11.12	$10.02			
Value at end of period	$10.43	$8.67	$9.32	$8.75	$6.70	$11.25	$11.12			
Number of accumulation units outstanding at end of period	15,906	18,154	18,364	19,974	20,252	23,755	11,918			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$9.63	$10.00	$8.93	$6.86	$11.54	$11.55	$10.21	$9.45	$8.34	$6.76
Value at end of period	$10.79	$9.63	$10.00	$8.93	$6.86	$11.54	$11.55	$10.21	$9.45	$8.34
Number of accumulation units outstanding at end of period	110,776	132,582	159,604	198,124	236,400	316,974	345,710	433,550	503,215	549,257

Condensed Financial Information (continued)

TABLE III
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$16.41	$17.08	$14.77	$11.04	$19.48	$16.80	$15.25	$13.23	$11.62	$9.17
Value at end of period	$18.84	$16.41	$17.08	$14.77	$11.04	$19.48	$16.80	$15.25	$13.23	$11.62
Number of accumulation units outstanding at end of period	278,939	310,886	407,335	455,692	526,260	572,352	807,319	1,073,136	1,108,634	908,324
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.22	$12.27	$10.81	$8.42	$14.89	$14.87	$12.55	$12.02	$10.93	$8.51
Value at end of period	$14.13	$12.22	$12.27	$10.81	$8.42	$14.89	$14.87	$12.55	$12.02	$10.93
Number of accumulation units outstanding at end of period	165,247	210,936	255,691	296,023	325,453	393,081	537,979	815,057	988,726	767,724
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$9.41	$9.80								
Value at end of period	$10.72	$9.41								
Number of accumulation units outstanding at end of period	23,451	7,936								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$12.28	$14.54	$13.83	$9.85	$17.36	$14.75	$12.64	$10.60	$10.00	
Value at end of period	$14.20	$12.28	$14.54	$13.83	$9.85	$17.36	$14.75	$12.64	$10.60	
Number of accumulation units outstanding at end of period	117,676	195,710	199,692	203,080	215,650	185,031	217,631	277,605	149,631	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$8.85	$9.23								
Value at end of period	$9.87	$8.85								
Number of accumulation units outstanding at end of period	4,434	437								
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.67	$13.02	$11.57	$9.84	$13.88	$13.34	$12.30	$11.97	$11.09	$9.46
Value at end of period	$14.19	$12.67	$13.02	$11.57	$9.84	$13.88	$13.34	$12.30	$11.97	$11.09
Number of accumulation units outstanding at end of period	104,850	123,111	155,580	173,959	228,510	273,547	328,104	416,857	429,399	361,022
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$10.24	$10.16	$8.15	$6.11	$10.55	$10.08	$9.10			
Value at end of period	$12.08	$10.24	$10.16	$8.15	$6.11	$10.55	$10.08			
Number of accumulation units outstanding at end of period	12,078	12,690	15,814	13,115	15,119	9,324	48,655			
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.66	$10.03								
Value at end of period	$11.18	$10.66								
Number of accumulation units outstanding at end of period	46,191	20,241								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.26	$8.48	$7.57	$5.88	$9.77	$10.03				
Value at end of period	$9.34	$8.26	$8.48	$7.57	$5.88	$9.77				
Number of accumulation units outstanding at end of period	219,853	247,806	261,337	307,529	322,430	380,284				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.51	$5.11	$4.37	$2.90	$4.89	$4.17	$3.94	$3.58	$3.67	$2.56
Value at end of period	$4.80	$4.51	$5.11	$4.37	$2.90	$4.89	$4.17	$3.94	$3.58	$3.67
Number of accumulation units outstanding at end of period	16,639	20,361	22,474	28,506	27,538	45,946	50,794	50,452	62,319	98,525

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62	$11.31			
Value at end of period	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62			
Number of accumulation units outstanding at end of period	17,508	17,970	13,867	11,939	11,943	8,482	18,346			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05	$9.68			
Value at end of period	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05			
Number of accumulation units outstanding at end of period	4,980	6,478	6,946	16,283	20,158	19,063	44,497			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.08	$9.66	$8.74	$6.74	$11.24	$10.95	$9.66			
Value at end of period	$10.05	$9.08	$9.66	$8.74	$6.74	$11.24	$10.95			
Number of accumulation units outstanding at end of period	43,205	46,791	39,526	32,120	31,403	19,203	14,732			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.31	$11.71	$9.23	$6.71	$11.16	$9.86	$9.99			
Value at end of period	$11.68	$10.31	$11.71	$9.23	$6.71	$11.16	$9.86			
Number of accumulation units outstanding at end of period	96,485	118,023	144,534	157,489	167,234	197,400	158,234			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.30	$11.18	$10.04	$7.71	$11.06	$10.93	$10.02			
Value at end of period	$12.55	$11.30	$11.18	$10.04	$7.71	$11.06	$10.93			
Number of accumulation units outstanding at end of period	86,249	96,278	90,855	92,866	83,210	94,556	33,373			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.79	$10.01	$9.10	$7.29	$11.89	$12.58				
Value at end of period	$10.96	$9.79	$10.01	$9.10	$7.29	$11.89				
Number of accumulation units outstanding at end of period	22,528	28,469	37,826	32,738	33,368	28,461				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$10.12									
Value at end of period	$10.37									
Number of accumulation units outstanding at end of period	57									
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.51	$13.21	$11.56	$9.65	$11.58	$10.80	$10.10	$10.01		
Value at end of period	$14.37	$13.51	$13.21	$11.56	$9.65	$11.58	$10.80	$10.10		
Number of accumulation units outstanding at end of period	194,353	225,090	269,914	289,141	312,909	302,141	439,968	582,518		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.05	$12.34	$10.29	$7.59	$13.04	$9.93	$10.50			
Value at end of period	$10.59	$11.05	$12.34	$10.29	$7.59	$13.04	$9.93			
Number of accumulation units outstanding at end of period	24,449	24,263	25,628	26,729	34,320	25,587	17,201			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$9.69	$11.31	$10.30	$7.22	$12.15	$11.49	$9.98	$9.96	$8.95	$7.09
Value at end of period	$10.44	$9.69	$11.31	$10.30	$7.22	$12.15	$11.49	$9.98	$9.96	$8.95
Number of accumulation units outstanding at end of period	34,956	50,186	72,538	69,205	68,787	79,884	85,907	124,376	166,306	183,337
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$8.81	$8.96	$7.96	$6.20	$10.08	$9.52	$8.45	$7.93	$7.42	$5.97
Value at end of period	$10.05	$8.81	$8.96	$7.96	$6.20	$10.08	$9.52	$8.45	$7.93	$7.42
Number of accumulation units outstanding at end of period	480,047	537,929	404,305	434,521	289,631	248,816	294,206	348,895	388,591	456,278

CFI 12

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.59	$10.75	$9.56	$7.87	$12.72	$12.28	$10.87	$10.46	$9.60	$7.71
Value at end of period	$11.95	$10.59	$10.75	$9.56	$7.87	$12.72	$12.28	$10.87	$10.46	$9.60
Number of accumulation units outstanding at end of period	367,761	427,334	504,735	577,336	578,161	643,154	720,006	864,908	1,023,641	1,074,895
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$16.82	$15.86	$14.65	$13.31	$14.75	$14.11	$13.75	$13.52	$13.08	$12.48
Value at end of period	$18.14	$16.82	$15.86	$14.65	$13.31	$14.75	$14.11	$13.75	$13.52	$13.08
Number of accumulation units outstanding at end of period	777,505	494,818	459,375	467,821	400,492	288,324	360,942	454,456	438,603	495,079
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.86	$14.85	$13.96	$12.86						
Value at end of period	$15.05	$12.86	$14.85	$13.96						
Number of accumulation units outstanding at end of period	33,287	35,199	40,101	45,563						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.18	$12.49	$11.28	$9.32	$12.34	$12.09	$10.88	$10.06		
Value at end of period	$13.55	$12.18	$12.49	$11.28	$9.32	$12.34	$12.09	$10.88		
Number of accumulation units outstanding at end of period	320,411	352,055	413,205	486,863	562,571	613,001	800,174	991,075		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.60	$13.94	$11.12	$8.85	$12.76	$13.15	$11.40	$10.06		
Value at end of period	$15.95	$13.60	$13.94	$11.12	$8.85	$12.76	$13.15	$11.40		
Number of accumulation units outstanding at end of period	22,270	25,770	20,072	21,963	26,914	24,666	44,228	87,952		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.03	$14.87	$13.16	$9.35	$13.05	$11.83	$11.33	$11.05		
Value at end of period	$17.50	$15.03	$14.87	$13.16	$9.35	$13.05	$11.83	$11.33		
Number of accumulation units outstanding at end of period	199,802	100,534	74,510	76,750	83,157	94,790	139,309	182,654		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05	$10.05								
Value at end of period	$11.33	$10.05								
Number of accumulation units outstanding at end of period	18,603	12,448								
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.73	$10.04	$8.49	$6.68	$11.35	$10.08	$9.69			
Value at end of period	$10.80	$9.73	$10.04	$8.49	$6.68	$11.35	$10.08			
Number of accumulation units outstanding at end of period	6,699	7,557	8,945	9,535	6,118	7,954	3,747			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.56	$11.51	$10.60	$9.10	$11.86	$11.53	$10.42	$10.07		
Value at end of period	$12.70	$11.56	$11.51	$10.60	$9.10	$11.86	$11.53	$10.42		
Number of accumulation units outstanding at end of period	300,915	373,215	432,593	470,787	527,575	611,871	882,542	1,210,323		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$13.90	$14.21	$11.09	$7.97	$12.98	$10.50	$9.89	$9.11	$8.31	$6.17
Value at end of period	$15.61	$13.90	$14.21	$11.09	$7.97	$12.98	$10.50	$9.89	$9.11	$8.31
Number of accumulation units outstanding at end of period	26,783	30,560	35,875	39,788	48,963	48,578	66,759	76,772	94,476	81,803
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.97	$12.14	$12.28	$12.41	$12.26	$11.83	$11.44	$11.26	$11.30	$11.36
Value at end of period	$11.80	$11.97	$12.14	$12.28	$12.41	$12.26	$11.83	$11.44	$11.26	$11.30
Number of accumulation units outstanding at end of period	481,789	538,533	727,178	1,122,091	1,570,348	1,532,074	1,797,824	2,374,290	1,683,216	809,314
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.32	$13.60	$11.88	$8.64	$14.67	$13.97	$12.00	$10.06		
Value at end of period	$14.78	$12.32	$13.60	$11.88	$8.64	$14.67	$13.97	$12.00		
Number of accumulation units outstanding at end of period	225,473	246,608	261,515	287,307	326,327	368,050	435,475	518,931		

ILIAC Variable Annuity – INGVA

CFI 13

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.02	$10.05								
Value at end of period	$10.74	$10.02								
Number of accumulation units outstanding at end of period	65,448	31,197								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.27	$11.94	$10.43	$8.50	$13.17	$12.68	$10.99	$10.66		
Value at end of period	$12.28	$11.27	$11.94	$10.43	$8.50	$13.17	$12.68	$10.99		
Number of accumulation units outstanding at end of period	138,321	155,617	168,451	174,370	194,517	234,073	264,562	325,747		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.70	$13.99	$11.92	$7.24	$9.94					
Value at end of period	$15.69	$13.70	$13.99	$11.92	$7.24					
Number of accumulation units outstanding at end of period	105,430	104,965	116,687	117,949	114,557					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.72	$10.38	$8.93	$7.23	$10.97	$10.54	$9.74			
Value at end of period	$10.64	$9.72	$10.38	$8.93	$7.23	$10.97	$10.54			
Number of accumulation units outstanding at end of period	9,007	8,350	17,638	7,627	8,923	4,566	3,072			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$10.05	$9.83								
Value at end of period	$10.69	$10.05								
Number of accumulation units outstanding at end of period	27,097	7,541								
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.05	$10.31	$9.37	$9.22						
Value at end of period	$11.19	$10.05	$10.31	$9.37						
Number of accumulation units outstanding at end of period	122,542	129,504	148,607	161,335						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.40	$10.54	$9.63	$9.49						
Value at end of period	$11.45	$10.40	$10.54	$9.63						
Number of accumulation units outstanding at end of period	102,972	123,873	130,596	136,409						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.72	$10.65	$9.86	$9.75						
Value at end of period	$11.66	$10.72	$10.65	$9.86						
Number of accumulation units outstanding at end of period	118,018	217,751	216,594	183,783						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.41	$13.05	$11.74	$10.02						
Value at end of period	$15.14	$13.41	$13.05	$11.74						
Number of accumulation units outstanding at end of period	142,320	152,406	163,455	183,721						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.42	$14.26	$12.89	$10.97						
Value at end of period	$16.43	$14.42	$14.26	$12.89						
Number of accumulation units outstanding at end of period	84,168	92,711	104,358	116,951						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.67	$13.75	$12.52	$10.64						
Value at end of period	$15.67	$13.67	$13.75	$12.52						
Number of accumulation units outstanding at end of period	73,852	69,240	82,045	106,473						

ILIAC Variable Annuity – INGVA CFI 14

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.60	$9.68	$7.44	$5.77	$8.95	$8.26	$7.46	$6.95	$6.41	$4.70
Value at end of period	$10.88	$9.60	$9.68	$7.44	$5.77	$8.95	$8.26	$7.46	$6.95	$6.41
Number of accumulation units outstanding at end of period	29,701	32,964	44,284	50,334	47,905	36,798	41,922	99,877	78,291	98,422
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.83	$20.62	$16.82	$13.37	$19.67	$18.84	$16.36	$15.04	$13.34	$9.84
Value at end of period	$22.39	$19.83	$20.62	$16.82	$13.37	$19.67	$18.84	$16.36	$15.04	$13.34
Number of accumulation units outstanding at end of period	50,065	58,578	67,588	73,187	82,714	96,819	131,197	169,005	229,226	271,334
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$9.61	$8.85								
Value at end of period	$10.85	$9.61								
Number of accumulation units outstanding at end of period	10,125	3,428								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.69	$14.41	$11.38	$7.88	$14.06	$12.57	$11.69	$10.04		
Value at end of period	$15.67	$13.69	$14.41	$11.38	$7.88	$14.06	$12.57	$11.69		
Number of accumulation units outstanding at end of period	199,448	219,249	237,418	259,729	289,589	301,936	365,462	502,344		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.71	$9.94	$8.77	$7.11	$11.22	$11.04	$9.71			
Value at end of period	$11.22	$9.71	$9.94	$8.77	$7.11	$11.22	$11.04			
Number of accumulation units outstanding at end of period	32,777	44,522	27,363	28,253	30,564	27,823	6,126			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$9.17	$8.69								
Value at end of period	$10.75	$9.17								
Number of accumulation units outstanding at end of period	2,055	595								
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42	$10.15		
Value at end of period	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42		
Number of accumulation units outstanding at end of period	10,986	12,961	19,311	26,141	25,014	28,468	53,515	56,940		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.58	$8.73	$8.13	$6.24	$10.14					
Value at end of period	$8.88	$7.58	$8.73	$8.13	$6.24					
Number of accumulation units outstanding at end of period	128,682	125,645	153,899	147,113	174,554					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.60	$9.25	$8.71	$6.67	$11.22	$11.11	$10.02			
Value at end of period	$10.32	$8.60	$9.25	$8.71	$6.67	$11.22	$11.11			
Number of accumulation units outstanding at end of period	2,641	4,622	6,633	8,493	9,759	6,675	10,396			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$9.43	$9.82	$8.78	$6.75	$11.37	$11.40	$10.10	$9.36	$8.27	$6.72
Value at end of period	$10.55	$9.43	$9.82	$8.78	$6.75	$11.37	$11.40	$10.10	$9.36	$8.27
Number of accumulation units outstanding at end of period	42,068	47,950	57,019	62,258	66,662	81,068	104,268	146,852	182,701	159,053

Condensed Financial Information (continued)

TABLE IV

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$12.99	$13.52	$11.70	$8.75	$15.45	$13.33	$12.11	$10.51	$9.23	$7.29
Value at end of period	$14.90	$12.99	$13.52	$11.70	$8.75	$15.45	$13.33	$12.11	$10.51	$9.23
Number of accumulation units outstanding at end of period	2,218	5,664	6,266	85,094	163,490	624,240	754,711	735,745	569,499	396,289
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.67	$11.73	$10.34	$8.06	$14.26	$14.25	$12.03	$11.53	$10.49	$8.17
Value at end of period	$13.50	$11.67	$11.73	$10.34	$8.06	$14.26	$14.25	$12.03	$11.53	$10.49
Number of accumulation units outstanding at end of period	1,946	3,842	4,910	37,060	71,254	427,008	632,445	553,103	620,024	556,680
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$10.32									
Value at end of period	$10.71									
Number of accumulation units outstanding at end of period	2,042									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$12.23	$14.50	$13.79	$9.83	$17.34	$14.73	$12.63	$10.60	$9.91	
Value at end of period	$14.14	$12.23	$14.50	$13.79	$9.83	$17.34	$14.73	$12.63	$10.60	
Number of accumulation units outstanding at end of period	0	2,037	2,036	9,095	37,769	165,048	216,024	240,660	109,098	
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.60	$10.90	$9.69	$8.25	$11.64	$11.19	$10.32	$10.05	$9.32	$7.95
Value at end of period	$11.87	$10.60	$10.90	$9.69	$8.25	$11.64	$11.19	$10.32	$10.05	$9.32
Number of accumulation units outstanding at end of period	3,413	4,606	5,140	18,338	31,084	225,317	271,647	336,650	312,115	302,567
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.21	$10.14	$8.13	$6.10	$10.54	$10.08	$10.14			
Value at end of period	$12.04	$10.21	$10.14	$8.13	$6.10	$10.54	$10.08			
Number of accumulation units outstanding at end of period	0	1,514	1,513	1,114	1,660	18,828	65,239			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.24	$8.47	$7.56	$5.88	$9.77	$10.03				
Value at end of period	$9.32	$8.24	$8.47	$7.56	$5.88	$9.77				
Number of accumulation units outstanding at end of period	1,848	1,878	1,925	4,211	7,628	123,016				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.69	$5.31	$4.55	$3.02	$5.09	$4.34	$4.11	$3.73	$3.83	$2.67
Value at end of period	$4.99	$4.69	$5.31	$4.55	$3.02	$5.09	$4.34	$4.11	$3.73	$3.83
Number of accumulation units outstanding at end of period	1,195	1,195	1,196	3,295	9,707	86,821	139,826	130,804	139,144	174,872
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.10	$10.82	$9.47	$7.20	$12.44	$13.62	$11.17			
Value at end of period	$12.51	$10.10	$10.82	$9.47	$7.20	$12.44	$13.62			
Number of accumulation units outstanding at end of period	0	0	0	882	1,939	30,289	24,381			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$9.64	$10.05	$8.14	$6.62	$10.20	$10.05	$9.33			
Value at end of period	$10.85	$9.64	$10.05	$8.14	$6.62	$10.20	$10.05			
Number of accumulation units outstanding at end of period	0	0	0	330	2,142	36,113	63,969			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.05	$9.64	$8.73	$6.73	$11.23	$10.95	$9.55			
Value at end of period	$10.02	$9.05	$9.64	$8.73	$6.73	$11.23	$10.95			
Number of accumulation units outstanding at end of period	0	1,043	1,085	3,469	16,438	33,561	22,078			
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.28	$11.68	$9.22	$6.70	$11.15	$9.85	$10.28			
Value at end of period	$11.64	$10.28	$11.68	$9.22	$6.70	$11.15	$9.85			
Number of accumulation units outstanding at end of period	2,323	3,140	3,822	13,780	31,307	180,496	173,663			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	$9.96			
Value at end of period	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92			
Number of accumulation units outstanding at end of period	0	0	0	862	18,899	80,165	47,432			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.76	$9.99	$9.09	$7.29	$11.88	$12.42				
Value at end of period	$10.93	$9.76	$9.99	$9.09	$7.29	$11.88				
Number of accumulation units outstanding at end of period	449	467	484	898	7,351	37,460				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.46	$13.17	$11.54	$9.63	$11.56	$10.79	$10.10	$10.01		
Value at end of period	$14.31	$13.46	$13.17	$11.54	$9.63	$11.56	$10.79	$10.10		
Number of accumulation units outstanding at end of period	7,193	9,705	10,473	48,283	154,605	469,179	533,738	422,800		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.02	$12.31	$10.27	$7.58	$13.03	$9.92	$10.08			
Value at end of period	$10.55	$11.02	$12.31	$10.27	$7.58	$13.03	$9.92			
Number of accumulation units outstanding at end of period	0	0	0	3,476	8,358	31,766	23,942			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$6.11	$7.14	$6.51	$4.56	$7.68	$7.27	$6.31	$6.31	$5.67	$4.49
Value at end of period	$6.58	$6.11	$7.14	$6.51	$4.56	$7.68	$7.27	$6.31	$6.31	$5.67
Number of accumulation units outstanding at end of period	0	3,614	3,709	12,847	20,222	150,721	213,820	208,656	239,847	245,421
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$7.84	$7.97	$7.09	$5.52	$8.99	$8.49	$7.54	$7.08	$6.63	$5.33
Value at end of period	$8.94	$7.84	$7.97	$7.09	$5.52	$8.99	$8.49	$7.54	$7.08	$6.63
Number of accumulation units outstanding at end of period	2,848	2,861	2,877	385,110	510,836	165,825	213,943	204,504	224,659	206,944
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$8.10	$8.22	$7.32	$6.03	$9.74	$9.41	$8.34	$8.03	$7.37	$5.93
Value at end of period	$9.13	$8.10	$8.22	$7.32	$6.03	$9.74	$9.41	$8.34	$8.03	$7.37
Number of accumulation units outstanding at end of period	9,313	9,884	19,808	295,837	915,081	1,178,114	467,969	608,399	691,021	713,781
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$16.08	$15.17	$14.01	$12.74	$14.13	$13.52	$13.19	$12.97	$12.55	$11.98
Value at end of period	$17.33	$16.08	$15.17	$14.01	$12.74	$14.13	$13.52	$13.19	$12.97	$12.55
Number of accumulation units outstanding at end of period	10,501	15,258	37,970	260,532	368,611	377,925	468,016	418,861	380,271	457,789
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.84	$14.83	$13.96	$12.86						
Value at end of period	$15.02	$12.84	$14.83	$13.96						
Number of accumulation units outstanding at end of period	126	126	126	10,016						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.14	$12.45	$11.25	$9.31	$12.32	$12.07	$10.87	$10.06		
Value at end of period	$13.49	$12.14	$12.45	$11.25	$9.31	$12.32	$12.07	$10.87		
Number of accumulation units outstanding at end of period	6,677	7,398	7,655	22,794	63,450	496,834	656,380	472,599		

ILIAC Variable Annuity – INGVA
CFI 17

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.55	$13.90	$11.10	$8.84	$12.75	$13.14	$11.40	$10.28		
Value at end of period	$15.89	$13.55	$13.90	$11.10	$8.84	$12.75	$13.14	$11.40		
Number of accumulation units outstanding at end of period	138	139	372	1,862	5,309	37,326	51,886	96,925		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.97	$15.03	$13.13	$9.33	$13.04	$11.82	$11.32	$11.04		
Value at end of period	$17.43	$14.97	$14.83	$13.13	$9.33	$13.04	$11.82	$11.32		
Number of accumulation units outstanding at end of period	1,093	694	0	5,875	11,705	44,620	63,145	67,413		
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$9.70	$10.01	$8.48	$6.67	$11.34	$10.08	$9.15			
Value at end of period	$10.76	$9.70	$10.01	$8.48	$6.67	$11.34	$10.08			
Number of accumulation units outstanding at end of period	0	0	0	2,531	4,736	12,898	4,274			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.52	$11.48	$10.57	$9.08	$11.84	$11.52	$10.42	$10.05		
Value at end of period	$12.65	$11.52	$11.48	$10.57	$9.08	$11.84	$11.52	$10.42		
Number of accumulation units outstanding at end of period	10,572	13,797	15,022	63,884	141,640	905,315	1,085,679	1,189,550		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$13.82	$14.14	$11.04	$7.94	$12.94	$10.47	$9.87	$9.09	$8.30	$6.16
Value at end of period	$15.52	$13.82	$14.14	$11.04	$7.94	$12.94	$10.47	$9.87	$9.09	$8.30
Number of accumulation units outstanding at end of period	0	13	166	8,308	25,073	83,052	128,371	160,699	154,308	126,702
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.91	$11.07	$11.21	$11.34	$11.20	$10.81	$10.46	$10.30	$10.35	$10.40
Value at end of period	$10.76	$10.91	$11.07	$11.21	$11.34	$11.20	$10.81	$10.46	$10.30	$10.35
Number of accumulation units outstanding at end of period	133	4,371	14,213	311,641	646,486	1,242,990	1,320,442	504,821	447,163	545,754
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	$10.06		
Value at end of period	$14.73	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00		
Number of accumulation units outstanding at end of period	2,224	3,193	3,412	20,321	43,549	223,720	285,593	290,218		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$10.01	$10.02								
Value at end of period	$10.73	$10.01								
Number of accumulation units outstanding at end of period	3,525	2,662								
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.23	$11.91	$10.41	$8.49	$13.15	$12.67	$10.98	$10.69		
Value at end of period	$12.23	$11.23	$11.91	$10.41	$8.49	$13.15	$12.67	$10.98		
Number of accumulation units outstanding at end of period	0	0	0	1,243	4,048	61,599	92,003	94,286		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.67	$13.97	$11.91	$7.24	$9.94					
Value at end of period	$15.66	$13.67	$13.97	$11.91	$7.24					
Number of accumulation units outstanding at end of period	1,723	3,232	3,542	24,273	39,465					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.69	$10.35	$8.91	$7.22	$10.96	$10.54	$10.08			
Value at end of period	$10.61	$9.69	$10.35	$8.91	$7.22	$10.96	$10.54			
Number of accumulation units outstanding at end of period	0	3,510	3,510	1,902	3,592	25,113	10,568			

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.03	$10.31	$9.37	$9.22						
Value at end of period	$11.17	$10.03	$10.31	$9.37						
Number of accumulation units outstanding at end of period	0	0	0	495						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.39	$10.53	$9.63	$9.49						
Value at end of period	$11.43	$10.39	$10.53	$9.63						
Number of accumulation units outstanding at end of period	0	0	0	17,284						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.71	$10.64	$9.86	$9.75						
Value at end of period	$11.64	$10.71	$10.64	$9.86						
Number of accumulation units outstanding at end of period	0	0	0	68,534						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.40	$13.04	$11.73	$10.02						
Value at end of period	$15.12	$13.40	$13.04	$11.73						
Number of accumulation units outstanding at end of period	1,406	1,473	2,443	12,638						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.40	$14.25	$12.89	$10.97						
Value at end of period	$16.40	$14.40	$14.25	$12.89						
Number of accumulation units outstanding at end of period	27	80	331	15,094						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.65	$13.74	$12.52	$10.64						
Value at end of period	$15.64	$13.65	$13.74	$12.52						
Number of accumulation units outstanding at end of period	955	2,360	2,445	12,294						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.55	$9.63	$7.40	$5.75	$8.92	$8.24	$7.44	$6.94	$6.40	$4.69
Value at end of period	$10.81	$9.55	$9.63	$7.40	$5.75	$8.92	$8.24	$7.44	$6.94	$6.40
Number of accumulation units outstanding at end of period	1,489	1,525	1,736	10,713	19,559	70,637	97,738	100,290	90,621	101,400
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$14.36	$14.94	$12.19	$9.70	$14.27	$13.68	$11.88	$10.93	$9.70	$7.16
Value at end of period	$16.21	$14.36	$14.94	$12.19	$9.70	$14.27	$13.68	$11.88	$10.93	$9.70
Number of accumulation units outstanding at end of period	1,736	1,750	1,911	11,733	38,508	190,248	256,477	290,073	387,298	436,486
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$10.45									
Value at end of period	$10.84									
Number of accumulation units outstanding at end of period	2,017									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.64	$14.37	$11.35	$7.86	$14.04	$12.56	$11.68	$10.04		
Value at end of period	$15.61	$13.64	$14.37	$11.35	$7.86	$14.04	$12.56	$11.68		
Number of accumulation units outstanding at end of period	604	604	754	8,213	19,245	143,271	229,757	300,795		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.68	$9.91	$8.75	$7.10	$11.21	$11.04	$9.83			
Value at end of period	$11.18	$9.68	$9.91	$8.75	$7.10	$11.21	$11.04			
Number of accumulation units outstanding at end of period	0	4,691	4,691	875	25,099	39,952	31,479			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.84		
Value at end of period	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41		
Number of accumulation units outstanding at end of period	1,000	1,001	1,160	9,594	10,114	59,514	84,240	73,230		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.56	$8.72	$8.13	$6.24	$10.14					
Value at end of period	$8.86	$7.56	$8.72	$8.13	$6.24					
Number of accumulation units outstanding at end of period	433	0	249	32,283	49,751					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.57	$9.23	$8.69	$6.66	$11.21	$11.11	$9.31			
Value at end of period	$10.29	$8.57	$9.23	$8.69	$6.66	$11.21	$11.11			
Number of accumulation units outstanding at end of period	0	0	0	5,575	7,281	19,151	8,274			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.04	$7.33	$6.56	$5.05	$8.51	$8.53	$7.56	$7.01	$6.20	$5.04
Value at end of period	$7.87	$7.04	$7.33	$6.56	$5.05	$8.51	$8.53	$7.56	$7.01	$6.20
Number of accumulation units outstanding at end of period	108	1,345	1,527	10,616	11,845	117,948	167,366	162,301	138,044	130,099

TABLE V

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.75%

(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$12.55	$13.10	$11.38	$8.53	$15.11	$13.08	$11.92	$10.37	$9.14	$7.24
Value at end of period	$14.35	$12.55	$13.10	$11.38	$8.53	$15.11	$13.08	$11.92	$10.37	$9.14
Number of accumulation units outstanding at end of period	18,419	19,532	20,859	68,556	148,805	474,083	651,276	683,521	660,042	470,820
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.28	$11.37	$10.05	$7.86	$13.94	$13.98	$11.84	$11.38	$10.39	$8.11
Value at end of period	$13.00	$11.28	$11.37	$10.05	$7.86	$13.94	$13.98	$11.84	$11.38	$10.39
Number of accumulation units outstanding at end of period	21,560	22,579	22,855	42,833	107,850	392,750	503,931	542,688	589,134	479,898
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.97	$14.23	$13.58	$9.71	$17.17	$14.64	$12.59	$10.59	$10.12	
Value at end of period	$13.79	$11.97	$14.23	$13.58	$9.71	$17.17	$14.64	$12.59	$10.59	
Number of accumulation units outstanding at end of period	557	1,619	1,376	29,850	59,882	188,754	274,663	192,893	7,742	
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.24	$10.56	$9.42	$8.04	$11.38	$10.98	$10.16	$9.92	$9.22	$7.90
Value at end of period	$11.43	$10.24	$10.56	$9.42	$8.04	$11.38	$10.98	$10.16	$9.92	$9.22
Number of accumulation units outstanding at end of period	3,039	3,150	3,267	7,554	15,712	112,381	165,562	185,604	200,405	141,763
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.04	$9.99	$8.04	$6.05	$10.49	$10.06	$9.82			
Value at end of period	$11.80	$10.04	$9.99	$8.04	$6.05	$10.49	$10.06			
Number of accumulation units outstanding at end of period	0	0	456	1,788	3,946	13,216	9,302			

CFI 20

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.12	$8.37	$7.50	$5.85	$9.75	$10.03				
Value at end of period	$9.16	$8.12	$8.37	$7.50	$5.85	$9.75				
Number of accumulation units outstanding at end of period	39	1,026	1,320	14,879	17,097	86,387				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.53	$5.15	$4.42	$2.95	$4.98	$4.26	$4.04	$3.68	$3.80	$2.66
Value at end of period	$4.80	$4.53	$5.15	$4.42	$2.95	$4.98	$4.26	$4.04	$3.68	$3.80
Number of accumulation units outstanding at end of period	744	744	744	4,207	8,378	35,524	42,524	58,311	80,521	93,594
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59	$11.09			
Value at end of period	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59			
Number of accumulation units outstanding at end of period	0	0	0	4,859	12,029	19,863	11,026			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$10.22			
Value at end of period	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03			
Number of accumulation units outstanding at end of period	0	0	0	1,657	7,413	12,134	4,824			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.90	$9.50	$8.63	$6.67	$11.18	$10.92	$9.65			
Value at end of period	$9.82	$8.90	$9.50	$8.63	$6.67	$11.18	$10.92			
Number of accumulation units outstanding at end of period	0	0	0	12,183	18,646	26,450	16,559			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.10	$11.52	$9.11	$6.65	$11.09	$9.83	$10.28			
Value at end of period	$11.41	$10.10	$11.52	$9.11	$6.65	$11.09	$9.83			
Number of accumulation units outstanding at end of period	1,694	1,695	1,694	9,696	26,201	102,704	140,674			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$10.02			
Value at end of period	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90			
Number of accumulation units outstanding at end of period	669	714	1,115	17,535	39,316	166,059	154,524			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.63	$9.88	$9.01	$7.25	$11.86	$12.56				
Value at end of period	$10.74	$9.63	$9.88	$9.01	$7.25	$11.86				
Number of accumulation units outstanding at end of period	2,261	3,229	3,376	10,431	16,984	47,670				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.19	$12.95	$11.37	$9.52	$11.47	$10.73	$10.07	$10.00		
Value at end of period	$13.98	$13.19	$12.95	$11.37	$9.52	$11.47	$10.73	$10.07		
Number of accumulation units outstanding at end of period	4,256	5,207	11,423	41,876	86,527	250,873	311,105	264,686		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.83	$12.14	$10.15	$7.52	$12.97	$9.90	$10.34			
Value at end of period	$10.34	$10.83	$12.14	$10.15	$7.52	$12.97	$9.90			
Number of accumulation units outstanding at end of period	578	1,392	775	4,072	13,576	44,245	16,613			
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$5.91	$6.92	$6.32	$4.45	$7.51	$7.13	$6.21	$6.22	$5.61	$4.46
Value at end of period	$6.34	$5.91	$6.92	$6.32	$4.45	$7.51	$7.13	$6.21	$6.22	$5.61
Number of accumulation units outstanding at end of period	3,157	3,156	3,582	9,259	18,957	103,368	87,016	135,010	155,776	166,817

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$7.57	$7.73	$6.89	$5.38	$8.79	$8.33	$7.42	$6.99	$6.56	$5.30
Value at end of period	$8.61	$7.57	$7.73	$6.89	$5.38	$8.79	$8.33	$7.42	$6.99	$6.56
Number of accumulation units outstanding at end of period	12,988	13,682	13,060	274,979	472,254	43,981	114,566	130,040	152,210	158,741
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$7.82	$7.97	$7.12	$5.88	$9.53	$9.24	$8.20	$7.92	$7.29	$5.88
Value at end of period	$8.79	$7.82	$7.97	$7.12	$5.88	$9.53	$9.24	$8.20	$7.92	$7.29
Number of accumulation units outstanding at end of period	10,651	14,024	14,181	223,225	889,355	957,473	192,726	278,872	473,790	512,899
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.53	$14.70	$13.62	$12.43	$13.82	$13.27	$12.98	$12.80	$12.43	$11.90
Value at end of period	$16.69	$15.53	$14.70	$13.62	$12.43	$13.82	$13.27	$12.98	$12.80	$12.43
Number of accumulation units outstanding at end of period	10,795	6,954	55,772	425,599	439,899	197,925	246,478	242,869	235,215	258,564
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.73	$14.76	$13.93	$12.85						
Value at end of period	$14.85	$12.73	$14.76	$13.93						
Number of accumulation units outstanding at end of period	974	975	974	3,353						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.89	$12.24	$11.09	$9.20	$12.22	$12.01	$10.85	$10.06		
Value at end of period	$13.18	$11.89	$12.24	$11.09	$9.20	$12.22	$12.01	$10.85		
Number of accumulation units outstanding at end of period	5,297	6,091	7,548	22,225	67,483	264,987	352,342	288,983		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.28	$13.66	$10.94	$8.74	$12.64	$13.07	$11.38	$10.28		
Value at end of period	$15.52	$13.28	$13.66	$10.94	$8.74	$12.64	$13.07	$11.38		
Number of accumulation units outstanding at end of period	584	959	1,278	3,009	13,579	39,135	73,343	56,721		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.67	$14.57	$12.94	$9.23	$12.93	$11.76	$11.30	$11.03		
Value at end of period	$17.02	$14.67	$14.57	$12.94	$9.23	$12.93	$11.76	$11.30		
Number of accumulation units outstanding at end of period	477	38	38	1,462	4,286	30,401	66,111	79,176		
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.54	$9.87	$8.38	$6.61	$11.28	$10.06	$9.05			
Value at end of period	$10.54	$9.54	$9.87	$8.38	$6.61	$11.28	$10.06			
Number of accumulation units outstanding at end of period	0	0	0	2,268	6,151	10,432	2,174			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.29	$11.28	$10.42	$8.98	$11.74	$11.46	$10.40	$10.05		
Value at end of period	$12.36	$11.29	$11.28	$10.42	$8.98	$11.74	$11.46	$10.40		
Number of accumulation units outstanding at end of period	8,093	9,734	11,864	19,766	89,964	493,984	704,487	779,688		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$13.38	$13.73	$10.75	$7.76	$12.68	$10.29	$9.73	$8.99	$8.23	$6.13
Value at end of period	$14.97	$13.38	$13.73	$10.75	$7.76	$12.68	$10.29	$9.73	$8.99	$8.23
Number of accumulation units outstanding at end of period	0	0	0	8,077	21,353	102,399	130,416	155,714	191,912	114,055
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.54	$10.73	$10.89	$11.05	$10.96	$10.61	$10.29	$10.17	$10.24	$10.33
Value at end of period	$10.36	$10.54	$10.73	$10.89	$11.05	$10.96	$10.61	$10.29	$10.17	$10.24
Number of accumulation units outstanding at end of period	18,146	17,129	52,039	287,994	927,619	1,342,498	1,528,302	778,026	426,126	559,971
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.03	$13.33	$11.69	$8.52	$14.53	$13.88	$11.98	$10.06		
Value at end of period	$14.38	$12.03	$13.33	$11.69	$8.52	$14.53	$13.88	$11.98		
Number of accumulation units outstanding at end of period	1,875	1,875	2,124	15,168	57,847	192,415	283,041	258,587		

ILIAC Variable Annuity – INGVA CFI 22

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.01	$11.71	$10.26	$8.39	$13.04	$12.60	$10.96	$10.64		
Value at end of period	$11.95	$11.01	$11.71	$10.26	$8.39	$13.04	$12.60	$10.96		
Number of accumulation units outstanding at end of period	2,105	2,104	2,104	6,900	36,418	76,158	156,320	161,817		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.53	$13.87	$11.86	$7.23	$9.93					
Value at end of period	$15.45	$13.53	$13.87	$11.86	$7.23					
Number of accumulation units outstanding at end of period	750	1,914	7,597	12,784	32,835					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.53	$10.21	$8.81	$7.16	$10.90	$10.52	$9.74			
Value at end of period	$10.39	$9.53	$10.21	$8.81	$7.16	$10.90	$10.52			
Number of accumulation units outstanding at end of period	0	836	1,241	1,241	2,615	11,586	1,250			
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.97	$10.27	$9.37	$9.21						
Value at end of period	$11.06	$9.97	$10.27	$9.37						
Number of accumulation units outstanding at end of period	0	0	0	22,203						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32	$10.50	$9.62	$9.49						
Value at end of period	$11.32	$10.32	$10.50	$9.62						
Number of accumulation units outstanding at end of period	0	0	0	3,111						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.64	$10.60	$9.85	$9.75						
Value at end of period	$11.52	$10.64	$10.60	$9.85						
Number of accumulation units outstanding at end of period	0	0	0	28,339						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.30	$12.99	$11.72	$10.02						
Value at end of period	$14.96	$13.30	$12.99	$11.72						
Number of accumulation units outstanding at end of period	2,830	4,342	5,534	11,983						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.28	$14.17	$12.86	$10.96						
Value at end of period	$16.22	$14.28	$14.17	$12.86						
Number of accumulation units outstanding at end of period	1,391	2,114	2,237	5,087						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.54	$13.67	$12.49	$10.63						
Value at end of period	$15.46	$13.54	$13.67	$12.49						
Number of accumulation units outstanding at end of period	13,806	14,140	15,107	19,974						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.24	$9.35	$7.21	$5.61	$8.74	$8.10	$7.34	$6.86	$6.35	$4.67
Value at end of period	$10.43	$9.24	$9.35	$7.21	$5.61	$8.74	$8.10	$7.34	$6.86	$6.35
Number of accumulation units outstanding at end of period	0	0	0	8,522	22,060	61,561	83,167	105,236	79,772	82,631
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$13.88	$14.48	$11.85	$9.46	$13.96	$13.42	$11.69	$10.79	$9.60	$7.11
Value at end of period	$15.61	$13.88	$14.48	$11.85	$9.46	$13.96	$13.42	$11.69	$10.79	$9.60
Number of accumulation units outstanding at end of period	2,157	2,613	2,751	11,721	31,449	155,518	201,181	237,993	236,666	237,295

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.36	$14.13	$11.19	$7.78	$13.92	$12.50	$11.66	$10.03		
Value at end of period	$15.25	$13.36	$14.13	$11.19	$7.78	$13.92	$12.50	$11.66		
Number of accumulation units outstanding at end of period	937	937	1,279	7,900	18,725	91,904	123,532	140,392		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.52	$9.77	$8.65	$7.05	$11.15	$11.02	$9.82			
Value at end of period	$10.96	$9.52	$9.77	$8.65	$7.05	$11.15	$11.02			
Number of accumulation units outstanding at end of period	0	0	873	3,892	7,476	22,902	26,114			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.55	$13.40	$11.99	$8.87	$17.88	$15.09	$12.39	$9.93		
Value at end of period	$13.47	$11.55	$13.40	$11.99	$8.87	$17.88	$15.09	$12.39		
Number of accumulation units outstanding at end of period	0	0	0	4,415	11,044	49,174	66,929	58,827		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.48	$8.65	$8.09	$6.23	$10.14					
Value at end of period	$8.74	$7.48	$8.65	$8.09	$6.23					
Number of accumulation units outstanding at end of period	4,988	4,593	4,808	17,757	30,347					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.43	$9.10	$8.59	$6.61	$11.15	$11.09	$10.27			
Value at end of period	$10.08	$8.43	$9.10	$8.59	$6.61	$11.15	$11.09			
Number of accumulation units outstanding at end of period	0	0	0	9,818	14,307	23,922	6,443			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$6.80	$7.10	$6.37	$4.92	$8.32	$8.37	$7.44	$6.92	$6.14	$5.00
Value at end of period	$7.58	$6.80	$7.10	$6.37	$4.92	$8.32	$8.37	$7.44	$6.92	$6.14
Number of accumulation units outstanding at end of period	62	62	63	2,532	3,150	41,628	66,946	76,813	120,594	120,065

TABLE VI
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.90%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$12.34	$12.90	$11.22	$8.43	$14.94	$12.95	$11.82	$10.30	$9.10	$7.22
Value at end of period	$14.09	$12.34	$12.90	$11.22	$8.43	$14.94	$12.95	$11.82	$10.30	$9.10
Number of accumulation units outstanding at end of period	81	82	410	7,162	26,249	193,614	217,382	231,760	141,674	99,481
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.09	$11.19	$9.91	$7.76	$13.79	$13.85	$11.74	$11.31	$10.33	$8.08
Value at end of period	$12.76	$11.09	$11.19	$9.91	$7.76	$13.79	$13.85	$11.74	$11.31	$10.33
Number of accumulation units outstanding at end of period	0	0	0	8,289	23,444	100,337	131,926	133,994	145,501	92,558
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$11.84	$14.10	$13.47	$9.65	$17.09	$14.59	$12.57	$10.59	$10.41	
Value at end of period	$13.62	$11.84	$14.10	$13.47	$9.65	$17.09	$14.59	$12.57	$10.59	
Number of accumulation units outstanding at end of period	0	0	0	1,780	14,523	87,482	97,070	49,272	2,432	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.07	$10.40	$9.29	$7.94	$11.26	$10.87	$10.08	$9.85	$9.18	$7.87
Value at end of period	$11.22	$10.07	$10.40	$9.29	$7.94	$11.26	$10.87	$10.08	$9.85	$9.18
Number of accumulation units outstanding at end of period	2,239	2,239	957	3,271	4,275	37,216	46,677	66,062	71,463	80,704
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.95	$9.92	$8.00	$6.03	$10.46	$10.05	$9.61			
Value at end of period	$11.68	$9.95	$9.92	$8.00	$6.03	$10.46	$10.05			
Number of accumulation units outstanding at end of period	0	0	0	739	2,124	6,323	2,978			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.06	$8.33	$7.47	$5.83	$9.74	$10.03				
Value at end of period	$9.08	$8.06	$8.33	$7.47	$5.83	$9.74				
Number of accumulation units outstanding at end of period	0	0	320	4,957	7,515	30,387				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.45	$5.07	$4.36	$2.91	$4.93	$4.22	$4.01	$3.66	$3.78	$2.65
Value at end of period	$4.71	$4.45	$5.07	$4.36	$2.91	$4.93	$4.22	$4.01	$3.66	$3.78
Number of accumulation units outstanding at end of period	0	0	0	754	3,287	12,695	19,589	26,588	29,626	22,775
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$10.32			
Value at end of period	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58			
Number of accumulation units outstanding at end of period	0	0	0	389	6,731	12,363	11,301			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.82	$9.43	$8.58	$6.65	$11.15	$10.91	$9.50			
Value at end of period	$9.72	$8.82	$9.43	$8.58	$6.65	$11.15	$10.91			
Number of accumulation units outstanding at end of period	0	0	0	0	1,241	11,658	9,975			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.02	$11.44	$9.06	$6.62	$11.06	$9.82	$10.28			
Value at end of period	$11.29	$10.02	$11.44	$9.06	$6.62	$11.06	$9.82			
Number of accumulation units outstanding at end of period	0	0	195	8,715	13,867	35,481	95,741			
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.94			
Value at end of period	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89			
Number of accumulation units outstanding at end of period	0	0	0	1,275	1,462	20,157	16,201			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.56	$9.82	$8.97	$7.23	$11.85	$12.68				
Value at end of period	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85				
Number of accumulation units outstanding at end of period	0	0	0	1,421	2,896	11,357				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.06	$12.83	$11.29	$9.47	$11.42	$10.70	$10.06	$10.00		
Value at end of period	$13.82	$13.06	$12.83	$11.29	$9.47	$11.42	$10.70	$10.06		
Number of accumulation units outstanding at end of period	0	0	0	4,005	15,899	140,662	128,634	98,237		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$10.74	$12.05	$10.10	$7.49	$12.93	$9.89	$9.39			
Value at end of period	$10.24	$10.74	$12.05	$10.10	$7.49	$12.93	$9.89			
Number of accumulation units outstanding at end of period	0	0	0	291	1,317	22,187	6,436			

CFI 25

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$5.81	$6.81	$6.24	$4.39	$7.43	$7.06	$6.16	$6.18	$5.58	$4.44
Value at end of period	$6.22	$5.81	$6.81	$6.24	$4.39	$7.43	$7.06	$6.16	$6.18	$5.58
Number of accumulation units outstanding at end of period	0	0	0	106	6,021	14,254	63,636	82,579	97,534	108,388
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$7.44	$7.61	$6.79	$5.32	$8.69	$8.25	$7.36	$6.94	$6.53	$5.28
Value at end of period	$8.45	$7.44	$7.61	$6.79	$5.32	$8.69	$8.25	$7.36	$6.94	$6.53
Number of accumulation units outstanding at end of period	3,313	3,335	1,873	28,833	43,500	38,070	55,589	64,417	86,309	80,267
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$7.69	$7.84	$7.02	$5.80	$9.42	$9.15	$8.14	$7.87	$7.26	$5.86
Value at end of period	$8.63	$7.69	$7.84	$7.02	$5.80	$9.42	$9.15	$8.14	$7.87	$7.26
Number of accumulation units outstanding at end of period	0	0	981	19,840	198,590	372,830	107,306	150,783	174,585	202,025
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.27	$14.47	$13.43	$12.27	$13.67	$13.14	$12.87	$12.72	$12.36	$11.86
Value at end of period	$16.38	$15.27	$14.47	$13.43	$12.27	$13.67	$13.14	$12.87	$12.72	$12.36
Number of accumulation units outstanding at end of period	0	0	0	18,196	65,938	69,840	63,076	75,004	65,243	66,982
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.68	$14.72	$13.91	$11.48						
Value at end of period	$14.77	$12.68	$14.72	$13.91						
Number of accumulation units outstanding at end of period	0	0	0	1,384						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.77	$12.13	$11.01	$9.15	$12.17	$11.98	$10.84	$10.06		
Value at end of period	$13.03	$11.77	$12.13	$11.01	$9.15	$12.17	$11.98	$10.84		
Number of accumulation units outstanding at end of period	0	0	0	2,422	6,525	92,011	124,372	113,062		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.14	$13.54	$10.86	$8.69	$12.59	$13.04	$11.36	$10.73		
Value at end of period	$15.34	$13.14	$13.54	$10.86	$8.69	$12.59	$13.04	$11.36		
Number of accumulation units outstanding at end of period	0	0	0	108	2,397	10,340	15,431	12,055		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.52	$14.45	$12.85	$9.18	$12.88	$11.73	$11.29	$11.02		
Value at end of period	$16.82	$14.52	$14.45	$12.85	$9.18	$12.88	$11.73	$11.29		
Number of accumulation units outstanding at end of period	0	0	0	7,048	12,253	27,644	48,619	72,586		
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.46	$9.80	$8.34	$6.59	$11.25	$10.05	$9.26			
Value at end of period	$10.44	$9.46	$9.80	$8.34	$6.59	$11.25	$10.05			
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,806	2,804			
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.18	$11.18	$10.35	$8.93	$11.69	$11.43	$10.39	$10.06		
Value at end of period	$12.22	$11.18	$11.18	$10.35	$8.93	$11.69	$11.43	$10.39		
Number of accumulation units outstanding at end of period	0	0	147	12,437	28,207	119,216	176,475	205,538		
ING MIDCAP OPORTUNITIES PORTFOLIO										
Value at beginning of period	$13.16	$13.52	$10.61	$7.67	$12.55	$10.20	$9.66	$8.94	$8.20	$6.11
Value at end of period	$14.71	$13.16	$13.52	$10.61	$7.67	$12.55	$10.20	$9.66	$8.94	$8.20
Number of accumulation units outstanding at end of period	0	0	0	1,712	2,772	19,247	32,261	40,741	42,360	13,425
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.36	$10.56	$10.74	$10.91	$10.84	$10.51	$10.21	$10.10	$10.19	$10.30
Value at end of period	$10.17	$10.36	$10.56	$10.74	$10.91	$10.84	$10.51	$10.21	$10.10	$10.19
Number of accumulation units outstanding at end of period	0	0	603	2,779	44,564	441,840	806,410	579,969	234,870	226,002

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96	$10.06		
Value at end of period	$14.22	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96		
Number of accumulation units outstanding at end of period	63	64	353	5,690	7,176	65,838	97,726	141,518		
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.90	$11.61	$10.19	$8.34	$12.99	$12.57	$10.95	$10.53		
Value at end of period	$11.81	$10.90	$11.61	$10.19	$8.34	$12.99	$12.57	$10.95		
Number of accumulation units outstanding at end of period	0	0	0	3,593	8,422	23,331	44,031	48,242		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.46	$13.82	$11.84	$7.22	$9.93					
Value at end of period	$15.35	$13.46	$13.82	$11.84	$7.22					
Number of accumulation units outstanding at end of period	0	0	314	3,925	13,504					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.93	$10.25	$9.36	$9.21						
Value at end of period	$11.01	$9.93	$10.25	$9.36						
Number of accumulation units outstanding at end of period	0	0	0	1,636						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.61	$10.58	$9.85	$9.75						
Value at end of period	$11.47	$10.61	$10.58	$9.85						
Number of accumulation units outstanding at end of period	0	0	0	3,822						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.25	$12.96	$11.71	$10.02						
Value at end of period	$14.88	$13.25	$12.96	$11.71						
Number of accumulation units outstanding at end of period	0	0	206	4,836						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.22	$14.14	$12.84	$10.95						
Value at end of period	$16.12	$14.22	$14.14	$12.84						
Number of accumulation units outstanding at end of period	0	0	3,535	6,808						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.48	$13.63	$12.47	$10.63						
Value at end of period	$15.37	$13.48	$13.63	$12.47						
Number of accumulation units outstanding at end of period	0	0	0	787						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.09	$9.22	$7.11	$5.55	$8.65	$8.03	$7.28	$6.82	$6.32	$4.66
Value at end of period	$10.25	$9.09	$9.22	$7.11	$5.55	$8.65	$8.03	$7.28	$6.82	$6.32
Number of accumulation units outstanding at end of period	0	0	0	0	4,971	35,408	41,407	53,187	38,830	13,008
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$13.64	$14.26	$11.69	$9.34	$13.81	$13.29	$11.60	$10.72	$9.56	$7.09
Value at end of period	$15.32	$13.64	$14.26	$11.69	$9.34	$13.81	$13.29	$11.60	$10.72	$9.56
Number of accumulation units outstanding at end of period	78	78	78	3,614	12,111	51,932	64,131	59,629	60,875	42,546
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.23	$14.00	$11.11	$7.73	$13.87	$12.47	$11.65	$10.03		
Value at end of period	$15.07	$13.23	$14.00	$11.11	$7.73	$13.87	$12.47	$11.65		
Number of accumulation units outstanding at end of period	0	0	164	3,013	10,717	85,018	111,843	108,135		

ILIAC Variable Annuity – INGVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.43	$9.70	$8.60	$7.02	$11.13	$11.01	$9.74			
Value at end of period	$10.85	$9.43	$9.70	$8.60	$7.02	$11.13	$11.01			
Number of accumulation units outstanding at end of period	0	0	0	510	510	4,245	3,937			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37	$10.06		
Value at end of period	$13.31	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37		
Number of accumulation units outstanding at end of period	0	0	0	0	5,283	19,967	19,716	11,954		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.44	$8.61	$8.07	$6.22	$10.14					
Value at end of period	$8.67	$7.44	$8.61	$8.07	$6.22					
Number of accumulation units outstanding at end of period	108	109	109	9,433	18,852					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.36	$9.03	$8.54	$6.58	$11.13	$11.08	$9.24			
Value at end of period	$9.98	$8.36	$9.03	$8.54	$6.58	$11.13	$11.08			
Number of accumulation units outstanding at end of period	0	0	0	3,230	3,868	11,799	9,716			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$6.69	$6.99	$6.28	$4.86	$8.23	$8.29	$7.38	$6.88	$6.11	$4.98
Value at end of period	$7.44	$6.69	$6.99	$6.28	$4.86	$8.23	$8.29	$7.38	$6.88	$6.11
Number of accumulation units outstanding at end of period	0	0	0	6,205	16,056	27,677	35,717	36,902	37,968	35,349

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2013

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 1,426	$ 6	$ 9	$ 871	$ 4,688
Total assets	1,426	6	9	871	4,688
Net assets	$ 1,426	$ 6	$ 9	$ 871	$ 4,688
Net assets					
Accumulation units	$ 1,218	$ 6	$ 9	$ 871	$ 4,628
Contracts in payout (annuitization)	208	-	-	-	60
Total net assets	$ 1,426	$ 6	$ 9	$ 871	$ 4,688
Total number of mutual fund shares	47,304	145	488	456,405	750,059
Cost of mutual fund shares	$ 1,133	$ 6	$ 8	$ 694	$ 4,444

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II
Assets					
Investments in mutual funds					
at fair value	$ 933	$ 4,002	$ 1,565	$ 2,788	$ 1,113
Total assets	933	4,002	1,565	2,788	1,113
Net assets	$ 933	$ 4,002	$ 1,565	$ 2,788	$ 1,113
Net assets					
Accumulation units	$ 933	$ 3,962	$ 1,565	$ 2,758	$ 1,103
Contracts in payout (annuitization)	-	40	-	30	10
Total net assets	$ 933	$ 4,002	$ 1,565	$ 2,788	$ 1,113
Total number of mutual fund shares	80,788	558,121	103,896	291,669	1,113,050
Cost of mutual fund shares	$ 904	$ 3,625	$ 1,367	$ 2,504	$ 1,113

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 51,415	$ 9,570	$ 238	$ 3,599	$ 103,676
Total assets	51,415	9,570	238	3,599	103,676
Net assets	$ 51,415	$ 9,570	$ 238	$ 3,599	$ 103,676
Net assets					
Accumulation units	$ 51,415	$ 9,570	$ -	$ 3,599	$ 103,676
Contracts in payout (annuitization)	-	-	238	-	-
Total net assets	$ 51,415	$ 9,570	$ 238	$ 3,599	$ 103,676
Total number of mutual fund shares	2,578,478	227,581	40,991	223,702	3,921,192
Cost of mutual fund shares	$ 58,126	$ 8,450	$ 215	$ 3,348	$ 103,031

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 18,967	$ 708	$ 2,681	$ 67,751	$ 114,638
Total assets	18,967	708	2,681	67,751	114,638
Net assets	$ 18,967	$ 708	$ 2,681	$ 67,751	$ 114,638
Net assets					
Accumulation units	$ 18,967	$ 708	$ 2,681	$ 47,242	$ 103,609
Contracts in payout (annuitization)	-	-	-	20,509	11,029
Total net assets	$ 18,967	$ 708	$ 2,681	$ 67,751	$ 114,638
Total number of mutual fund shares	130,881	54,174	147,045	5,521,696	8,845,493
Cost of mutual fund shares	$ 17,007	$ 679	$ 2,241	$ 68,675	$ 107,316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,070	$ 7,848	$ 139	$ 389	$ 365
Total assets	1,070	7,848	139	389	365
Net assets	$ 1,070	$ 7,848	$ 139	$ 389	$ 365
Net assets					
Accumulation units	$ 1,070	$ 6,444	$ 139	$ 389	$ 365
Contracts in payout (annuitization)	-	1,404	-	-	-
Total net assets	$ 1,070	$ 7,848	$ 139	$ 389	$ 365
Total number of mutual fund shares	97,817	483,530	12,765	29,175	33,206
Cost of mutual fund shares	$ 1,033	$ 6,791	$ 142	$ 349	$ 352

The accompanying notes are an integral part of these financial statements.

6

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,523	$ 20,913	$ 1,906	$ 1,133	$ 3,041
Total assets	5,523	20,913	1,906	1,133	3,041
Net assets	$ 5,523	$ 20,913	$ 1,906	$ 1,133	$ 3,041
Net assets					
Accumulation units	$ 5,523	$ 19,215	$ 1,906	$ 1,133	$ 3,041
Contracts in payout (annuitization)	-	1,698	-	-	-
Total net assets	$ 5,523	$ 20,913	$ 1,906	$ 1,133	$ 3,041
Total number of mutual fund shares	504,423	1,908,142	170,605	101,989	112,034
Cost of mutual fund shares	$ 5,515	$ 20,890	$ 1,635	$ 903	$ 2,555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 12,661	$ 1,551	$ 4,905	$ 1,317	$ 284
Total assets	12,661	1,551	4,905	1,317	284
Net assets	$ 12,661	$ 1,551	$ 4,905	$ 1,317	$ 284
Net assets					
Accumulation units	$ 10,980	$ 1,551	$ 4,905	$ 1,317	$ 284
Contracts in payout (annuitization)	1,681	-	-	-	-
Total net assets	$ 12,661	$ 1,551	$ 4,905	$ 1,317	$ 284
Total number of mutual fund shares	818,419	100,827	475,734	152,775	31,555
Cost of mutual fund shares	$ 10,706	$ 1,436	$ 4,476	$ 1,057	$ 284

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Total assets	5,085	729	5,881	7,616	2,220
Net assets	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Net assets					
Accumulation units	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Total number of mutual fund shares	271,640	30,912	280,998	365,781	143,847
Cost of mutual fund shares	$ 5,347	$ 569	$ 5,742	$ 7,647	$ 1,853

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 207	$ 37,320	$ 5,325	$ 978	$ 930
Total assets	207	37,320	5,325	978	930
Net assets	$ 207	$ 37,320	$ 5,325	$ 978	$ 930
Net assets					
Accumulation units	$ 207	$ 33,593	$ 5,325	$ 978	$ 930
Contracts in payout (annuitization)	-	3,727	-	-	-
Total net assets	$ 207	$ 37,320	$ 5,325	$ 978	$ 930
Total number of mutual fund shares	13,490	2,521,637	576,909	106,950	49,412
Cost of mutual fund shares	$ 189	$ 34,486	$ 4,635	$ 908	$ 840

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Total assets	30,011	970	2,323	4,999	4,363
Net assets	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Net assets					
Accumulation units	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Total number of mutual fund shares	1,862,874	60,198	154,849	470,226	357,347
Cost of mutual fund shares	$ 29,016	$ 827	$ 2,043	$ 4,776	$ 4,228

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 7,594	$ 1,956	$ 561	$ 1,983	$ 4,536
Total assets	7,594	1,956	561	1,983	4,536
Net assets	$ 7,594	$ 1,956	$ 561	$ 1,983	$ 4,536
Net assets					
Accumulation units	$ 6,009	$ 1,956	$ 561	$ 1,983	$ 4,536
Contracts in payout (annuitization)	1,585	-	-	-	-
Total net assets	$ 7,594	$ 1,956	$ 561	$ 1,983	$ 4,536
Total number of mutual fund shares	664,932	173,107	49,567	209,221	401,749
Cost of mutual fund shares	$ 6,947	$ 1,659	$ 518	$ 1,952	$ 3,856

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,529	$ 5,002	$ 15,801	$ 5,210	$ 3,179
Total assets	4,529	5,002	15,801	5,210	3,179
Net assets	$ 4,529	$ 5,002	$ 15,801	$ 5,210	$ 3,179
Net assets					
Accumulation units	$ 4,529	$ 5,002	$ 15,801	$ 5,210	$ 3,179
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,529	$ 5,002	$ 15,801	$ 5,210	$ 3,179
Total number of mutual fund shares	394,146	431,937	630,545	396,187	271,741
Cost of mutual fund shares	$ 3,882	$ 4,393	$ 13,390	$ 4,476	$ 3,001

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 349	$ 70	$ 68,966	$ 74	$ 1,878
Total assets	349	70	68,966	74	1,878
Net assets	$ 349	$ 70	$ 68,966	$ 74	$ 1,878
Net assets					
Accumulation units	$ 349	$ 70	$ 63,476	$ 74	$ 1,878
Contracts in payout (annuitization)	-	-	5,490	-	-
Total net assets	$ 349	$ 70	$ 68,966	$ 74	$ 1,878
Total number of mutual fund shares	27,882	6,076	68,966,201	74,489	156,132
Cost of mutual fund shares	$ 311	$ 63	$ 68,966	$ 74	$ 1,663

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,561	$ 419	$ 2,062	$ 34,048	$ 137
Total assets	4,561	419	2,062	34,048	137
Net assets	$ 4,561	$ 419	$ 2,062	$ 34,048	$ 137
Net assets					
Accumulation units	$ 4,561	$ 419	$ 2,062	$ 31,178	$ -
Contracts in payout (annuitization)	-	-	-	2,870	137
Total net assets	$ 4,561	$ 419	$ 2,062	$ 34,048	$ 137
Total number of mutual fund shares	196,783	36,561	109,964	2,971,003	11,972
Cost of mutual fund shares	$ 3,449	$ 379	$ 1,594	$ 32,762	$ 140

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 11,450	$ 862	$ 47,507	$ 2,176	$ 77,309
Total assets	11,450	862	47,507	2,176	77,309
Net assets	$ 11,450	$ 862	$ 47,507	$ 2,176	$ 77,309
Net assets					
Accumulation units	$ 9,605	$ 862	$ 47,507	$ 2,176	$ 74,547
Contracts in payout (annuitization)	1,845	-	-	-	2,762
Total net assets	$ 11,450	$ 862	$ 47,507	$ 2,176	$ 77,309
Total number of mutual fund shares	382,036	74,934	1,304,055	130,292	5,133,423
Cost of mutual fund shares	$ 11,534	$ 646	$ 44,818	$ 1,670	$ 68,454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 13,448	$ 17,097	$ 2,108	$ 2,664	$ 4,430
Total assets	13,448	17,097	2,108	2,664	4,430
Net assets	$ 13,448	$ 17,097	$ 2,108	$ 2,664	$ 4,430
Net assets					
Accumulation units	$ 13,448	$ 14,995	$ 2,108	$ 2,664	$ 4,430
Contracts in payout (annuitization)	-	2,102	-	-	-
Total net assets	$ 13,448	$ 17,097	$ 2,108	$ 2,664	$ 4,430
Total number of mutual fund shares	1,103,239	1,473,882	185,868	229,269	370,411
Cost of mutual fund shares	$ 13,030	$ 14,590	$ 1,997	$ 2,309	$ 3,955

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,784	$ 1,197	$ 41,061	$ 29,888	$ 17,443
Total assets	1,784	1,197	41,061	29,888	17,443
Net assets	$ 1,784	$ 1,197	$ 41,061	$ 29,888	$ 17,443
Net assets					
Accumulation units	$ 1,784	$ 1,197	$ 41,061	$ 25,666	$ 16,339
Contracts in payout (annuitization)	-	-	-	4,222	1,104
Total net assets	$ 1,784	$ 1,197	$ 41,061	$ 29,888	$ 17,443
Total number of mutual fund shares	147,436	108,529	4,687,333	467,002	1,564,377
Cost of mutual fund shares	$ 1,642	$ 1,148	$ 37,828	$ 24,299	$ 16,527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 12,210	$ 6,993	$ 7,948	$ 9,615	$ 1,591
Total assets	12,210	6,993	7,948	9,615	1,591
Net assets	$ 12,210	$ 6,993	$ 7,948	$ 9,615	$ 1,591
Net assets					
Accumulation units	$ 12,210	$ 5,092	$ 6,752	$ 7,320	$ -
Contracts in payout (annuitization)	-	1,901	1,196	2,295	1,591
Total net assets	$ 12,210	$ 6,993	$ 7,948	$ 9,615	$ 1,591
Total number of mutual fund shares	1,245,881	627,771	723,215	870,142	65,485
Cost of mutual fund shares	$ 11,260	$ 6,130	$ 6,854	$ 9,280	$ 1,482

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Assets					
Investments in mutual funds					
at fair value	$ 198,559	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Total assets	198,559	3,254	7,902	8,765	6,018
Net assets	$ 198,559	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Net assets					
Accumulation units	$ 147,848	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Contracts in payout (annuitization)	50,711	-	-	-	-
Total net assets	$ 198,559	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Total number of mutual fund shares	8,091,220	422,113	1,031,657	918,742	607,248
Cost of mutual fund shares	$ 159,177	$ 3,562	$ 8,315	$ 9,082	$ 6,114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 4,911	$ 40	$ 62,530	$ 9,658	$ 3,348
Total assets	4,911	40	62,530	9,658	3,348
Net assets	$ 4,911	$ 40	$ 62,530	$ 9,658	$ 3,348
Net assets					
Accumulation units	$ 4,911	$ 40	$ 46,830	$ 9,658	$ 3,348
Contracts in payout (annuitization)	-	-	15,700	-	-
Total net assets	$ 4,911	$ 40	$ 62,530	$ 9,658	$ 3,348
Total number of mutual fund shares	906,030	4,009	4,068,310	543,800	216,310
Cost of mutual fund shares	$ 5,160	$ 37	$ 58,781	$ 8,861	$ 2,867

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 7,856	$ 16	$ 25,455	$ 14,334	$ 7,317
Total assets	7,856	16	25,455	14,334	7,317
Net assets	$ 7,856	$ 16	$ 25,455	$ 14,334	$ 7,317
Net assets					
Accumulation units	$ 7,149	$ 16	$ 25,238	$ 11,736	$ 7,317
Contracts in payout (annuitization)	707	-	217	2,598	-
Total net assets	$ 7,856	$ 16	$ 25,455	$ 14,334	$ 7,317
Total number of mutual fund shares	928,605	1,934	1,516,990	1,298,389	512,762
Cost of mutual fund shares	$ 7,198	$ 15	$ 17,210	$ 11,496	$ 5,788

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S		ING Russell™ Mid Cap Growth Index Portfolio - Class S		ING Russell™ Mid Cap Index Portfolio - Class I		ING Russell™ Small Cap Index Portfolio - Class I		ING Small Company Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	1,276	$	795	$	667	$	831	$	25,858
Total assets		1,276		795		667		831		25,858
Net assets	$	1,276	$	795	$	667	$	831	$	25,858
Net assets										
Accumulation units	$	1,276	$	795	$	667	$	831	$	22,007
Contracts in payout (annuitization)		-		-		-		-		3,851
Total net assets	$	1,276	$	795	$	667	$	831	$	25,858
Total number of mutual fund shares		89,704		43,412		53,539		64,608		1,317,262
Cost of mutual fund shares	$	1,010	$	767	$	625	$	804	$	22,256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Total assets	1,220	1,399	1,899	3,372	898
Net assets	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Net assets					
Accumulation units	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Total number of mutual fund shares	111,171	171,082	147,434	268,261	40,246
Cost of mutual fund shares	$ 1,223	$ 1,297	$ 1,779	$ 2,758	$ 882

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Oppenheimer Global Securities Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 2,297	$ 7	$ -	$ 1,878	$ 19
Total assets	2,297	7	-	1,878	19
Net assets	$ 2,297	$ 7	$ -	$ 1,878	$ 19
Net assets					
Accumulation units	$ 2,297	$ 7	$ -	$ 1,878	$ -
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,297	$ 7	$ -	$ 1,878	$ 19
Total number of mutual fund shares	106,156	244	1	104,070	570
Cost of mutual fund shares	$ 2,017	$ 6	$ -	$ 1,501	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 288	$ 765	$ 145	$ 9,299	$ 1,525
Total assets	288	765	145	9,299	1,525
Net assets	$ 288	$ 765	$ 145	$ 9,299	$ 1,525
Net assets					
Accumulation units	$ -	$ 765	$ -	$ 9,299	$ 1,525
Contracts in payout (annuitization)	288	-	145	-	-
Total net assets	$ 288	$ 765	$ 145	$ 9,299	$ 1,525
Total number of mutual fund shares	12,029	37,996	2,640	652,591	58,749
Cost of mutual fund shares	$ 264	$ 599	$ 132	$ 8,950	$ 1,637

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Invesco Van Kampen American Franchise Fund - Class I Shares	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds					
at fair value	$ 556	$ 693	$ 1,742	$ 2,636	$ 880
Total assets	556	693	1,742	2,636	880
Net assets	$ 556	$ 693	$ 1,742	$ 2,636	$ 880
Net assets					
Accumulation units	$ 556	$ 650	$ 1,742	$ 2,636	$ 880
Contracts in payout (annuitization)	-	43	-	-	-
Total net assets	$ 556	$ 693	$ 1,742	$ 2,636	$ 880
Total number of mutual fund shares	53,139	19,099	55,845	95,712	26,016
Cost of mutual fund shares	$ 540	$ 710	$ 1,841	$ 2,297	$ 864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ -	$ -	$ 11
Total investment income	-	14	-	-	11
Expenses:					
Mortality, expense risk					
and other charges	2	15	-	-	11
Total expenses	2	15	-	-	11
Net investment income (loss)	(2)	(1)	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	3	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	38	3	-	-	-
Net unrealized appreciation					
(depreciation) of investments	53	173	-	1	99
Net realized and unrealized gain (loss)					
on investments	91	176	-	1	99
Net increase (decrease) in net assets					
resulting from operations	$ 89	$ 175	$ -	$ 1	$ 99

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II
Net investment income (loss)					
Income:					
Dividends	$ 28	$ 41	$ 295	$ -	$ 91
Total investment income	28	41	295	-	91
Expenses:					
Mortality, expense risk and other charges	71	14	55	23	42
Total expenses	71	14	55	23	42
Net investment income (loss)	(43)	27	240	(23)	49
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	49	10	(32)	30	79
Capital gains distributions	287	-	-	-	182
Total realized gain (loss) on investments and capital gains distributions	336	10	(32)	30	261
Net unrealized appreciation (depreciation) of investments	136	(21)	272	233	34
Net realized and unrealized gain (loss) on investments	472	(11)	240	263	295
Net increase (decrease) in net assets resulting from operations	$ 429	$ 16	$ 480	$ 240	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,566	$ 58	$ 13	$ 67
Total investment income	-	1,566	58	13	67
Expenses:					
Mortality, expense risk and other charges	18	641	88	3	31
Total expenses	18	641	88	3	31
Net investment income (loss)	(18)	925	(30)	10	36
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(2,159)	336	8	(260)
Capital gains distributions	-	3,309	-	-	12
Total realized gain (loss) on investments and capital gains distributions	-	1,150	336	8	(248)
Net unrealized appreciation (depreciation) of investments	-	5,791	953	9	850
Net realized and unrealized gain (loss) on investments	-	6,941	1,289	17	602
Net increase (decrease) in net assets resulting from operations	$ (18)	$ 7,866	$ 1,259	$ 27	$ 638

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,394	$ 394	$ 17	$ 21	$ 2,131
Total investment income	1,394	394	17	21	2,131
Expenses:					
Mortality, expense risk and other charges	1,221	274	10	24	819
Total expenses	1,221	274	10	24	819
Net investment income (loss)	173	120	7	(3)	1,312
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,345)	575	-	310	(1,085)
Capital gains distributions	-	252	19	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,345)	827	19	310	(1,085)
Net unrealized appreciation (depreciation) of investments	19,320	1,665	6	94	7,825
Net realized and unrealized gain (loss) on investments	14,975	2,492	25	404	6,740
Net increase (decrease) in net assets resulting from operations	$ 15,148	$ 2,612	$ 32	$ 401	$ 8,052

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds Growth Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,094	$ 6	$ 7	$ 109	$ 2
Total investment income	5,094	6	7	109	2
Expenses:					
Mortality, expense risk and other charges	1,279	6	68	102	2
Total expenses	1,279	6	68	102	2
Net investment income (loss)	3,815	-	(61)	7	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	64	5	705	(627)	8
Capital gains distributions	-	1	189	-	9
Total realized gain (loss) on investments and capital gains distributions	64	6	894	(627)	17
Net unrealized appreciation (depreciation) of investments	4,523	41	(103)	1,905	(4)
Net realized and unrealized gain (loss) on investments	4,587	47	791	1,278	13
Net increase (decrease) in net assets resulting from operations	$ 8,402	$ 47	$ 730	$ 1,285	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 38	$ 2	$ 3	$ 27	$ 159
Total investment income	38	2	3	27	159
Expenses:					
Mortality, expense risk					
and other charges	15	3	3	53	265
Total expenses	15	3	3	53	265
Net investment income (loss)	23	(1)	-	(26)	(106)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(239)	12	2	39	(631)
Capital gains distributions	-	5	18	233	-
Total realized gain (loss) on investments					
and capital gains distributions	(239)	17	20	272	(631)
Net unrealized appreciation					
(depreciation) of investments	296	44	-	(39)	3,514
Net realized and unrealized gain (loss)					
on investments	57	61	20	233	2,883
Net increase (decrease) in net assets					
resulting from operations	$ 80	$ 60	$ 20	$ 207	$ 2,777

The accompanying notes are an integral part of these financial statements.

33

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 6	$ 27	$ 110	$ 10
Total investment income	13	6	27	110	10
Expenses:					
Mortality, expense risk and other charges	14	12	24	165	13
Total expenses	14	12	24	165	13
Net investment income (loss)	(1)	(6)	3	(55)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	84	(16)	172	340	62
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	84	(16)	172	340	62
Net unrealized appreciation (depreciation) of investments	296	238	183	1,387	142
Net realized and unrealized gain (loss) on investments	380	222	355	1,727	204
Net increase (decrease) in net assets resulting from operations	$ 379	$ 216	$ 358	$ 1,672	$ 201

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 261	$ 20	$ -	$ 43	$ 15
Total investment income	261	20	-	43	15
Expenses:					
Mortality, expense risk					
and other charges	56	16	-	57	7
Total expenses	56	16	-	57	7
Net investment income (loss)	205	4	-	(14)	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	108	30	-	527	21
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	108	30	-	527	21
Net unrealized appreciation					
(depreciation) of investments	173	125	-	(756)	79
Net realized and unrealized gain (loss)					
on investments	281	155	-	(229)	100
Net increase (decrease) in net assets					
resulting from operations	$ 486	$ 159	$ -	$ (243)	$ 108

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 9	$ -	$ 159
Total investment income	-	-	9	-	159
Expenses:					
Mortality, expense risk and other charges	75	59	27	2	415
Total expenses	75	59	27	2	415
Net investment income (loss)	(75)	(59)	(18)	(2)	(256)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	276	(62)	46	18	1,591
Capital gains distributions	146	178	-	-	266
Total realized gain (loss) on investments and capital gains distributions	422	116	46	18	1,857
Net unrealized appreciation (depreciation) of investments	586	1,056	340	21	3,272
Net realized and unrealized gain (loss) on investments	1,008	1,172	386	39	5,129
Net increase (decrease) in net assets resulting from operations	$ 933	$ 1,113	$ 368	$ 37	$ 4,873

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 125	$ 17	$ 6	$ 848	$ 23
Total investment income	125	17	6	848	23
Expenses:					
Mortality, expense risk and other charges	41	9	14	395	7
Total expenses	41	9	14	395	7
Net investment income (loss)	84	8	(8)	453	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	245	12	303	(722)	42
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	245	12	303	(722)	42
Net unrealized appreciation (depreciation) of investments	304	69	(118)	3,335	32
Net realized and unrealized gain (loss) on investments	549	81	185	2,613	74
Net increase (decrease) in net assets resulting from operations	$ 633	$ 89	$ 177	$ 3,066	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 73	$ 291	$ 119	$ 119	$ 23
Total investment income	73	291	119	119	23
Expenses:					
Mortality, expense risk					
and other charges	22	51	44	102	18
Total expenses	22	51	44	102	18
Net investment income (loss)	51	240	75	17	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	231	68	11	414	7
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	231	68	11	414	7
Net unrealized appreciation					
(depreciation) of investments	9	242	142	278	189
Net realized and unrealized gain (loss)					
on investments	240	310	153	692	196
Net increase (decrease) in net assets					
resulting from operations	$ 291	$ 550	$ 228	$ 709	$ 201

The accompanying notes are an integral part of these financial statements.

38

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 41	107	$ 137	$ 181
Total investment income	5	41	107	137	181
Expenses:					
Mortality, expense risk and other charges	7	19	57	63	73
Total expenses	7	19	57	63	73
Net investment income (loss)	(2)	22	50	74	108
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	22	27	109	227	361
Capital gains distributions	-	17	-	-	-
Total realized gain (loss) on investments and capital gains distributions	22	44	109	227	361
Net unrealized appreciation (depreciation) of investments	33	21	347	199	31
Net realized and unrealized gain (loss) on investments	55	65	456	426	392
Net increase (decrease) in net assets resulting from operations	$ 53	$ 87	$ 506	$ 500	$ 500

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 238	$ 104	$ 9	$ 6	$ 1
Total investment income	238	104	9	6	1
Expenses:					
Mortality, expense risk					
and other charges	131	53	39	4	-
Total expenses	131	53	39	4	-
Net investment income (loss)	107	51	(30)	2	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	321	739	(466)	20	3
Capital gains distributions	399	-	-	-	2
Total realized gain (loss) on investments					
and capital gains distributions	720	739	(466)	20	5
Net unrealized appreciation					
(depreciation) of investments	910	52	1,044	34	3
Net realized and unrealized gain (loss)					
on investments	1,630	791	578	54	8
Net increase (decrease) in net assets					
resulting from operations	$ 1,737	$ 842	$ 548	$ 56	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 23	$ -	$ 20	$ -	$ 1
Total investment income	23	-	20	-	1
Expenses:					
Mortality, expense risk and other charges	878	1	12	40	4
Total expenses	878	1	12	40	4
Net investment income (loss)	(855)	(1)	8	(40)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	133	82	22
Capital gains distributions	-	-	130	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	263	82	22
Net unrealized appreciation (depreciation) of investments	-	-	(11)	674	35
Net realized and unrealized gain (loss) on investments	-	-	252	756	57
Net increase (decrease) in net assets resulting from operations	$ (855)	$ (1)	$ 260	$ 716	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 2,145	$ 7	$ 51	$ 10
Total investment income	6	2,145	7	51	10
Expenses:					
Mortality, expense risk and other charges	22	421	2	140	7
Total expenses	22	421	2	140	7
Net investment income (loss)	(16)	1,724	5	(89)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	118	393	(1)	270	10
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	118	393	(1)	270	10
Net unrealized appreciation (depreciation) of investments	118	180	4	773	126
Net realized and unrealized gain (loss) on investments	236	573	3	1,043	136
Net increase (decrease) in net assets resulting from operations	$ 220	$ 2,297	$ 8	$ 954	$ 139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,121	$ 15	$ 968	$ 381	$ 1,002
Total investment income	1,121	15	968	381	1,002
Expenses:					
Mortality, expense risk					
and other charges	589	18	876	111	205
Total expenses	589	18	876	111	205
Net investment income (loss)	532	(3)	92	270	797
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	193	(6)	1,423	208	1,264
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	193	(6)	1,423	208	1,264
Net unrealized appreciation					
(depreciation) of investments	4,737	362	12,363	370	224
Net realized and unrealized gain (loss)					
on investments	4,930	356	13,786	578	1,488
Net increase (decrease) in net assets					
resulting from operations	$ 5,462	$ 353	$ 13,878	$ 848	$ 2,285

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 152	$ 63	$ 81	$ 31	$ 58
Total investment income	152	63	81	31	58
Expenses:					
Mortality, expense risk					
and other charges	30	18	29	12	9
Total expenses	30	18	29	12	9
Net investment income (loss)	122	45	52	19	49
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	136	35	70	62	13
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	136	35	70	62	13
Net unrealized appreciation					
(depreciation) of investments	72	196	381	142	38
Net realized and unrealized gain (loss)					
on investments	208	231	451	204	51
Net increase (decrease) in net assets					
resulting from operations	$ 330	$ 276	$ 503	$ 223	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 207	$ 46	$ 250	$ 118	$ 200
Total investment income	207	46	250	118	200
Expenses:					
Mortality, expense risk					
and other charges	492	380	174	160	97
Total expenses	492	380	174	160	97
Net investment income (loss)	(285)	(334)	76	(42)	103
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,180	1,467	(1,019)	523	(215)
Capital gains distributions	3,428	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4,608	1,467	(1,019)	523	(215)
Net unrealized appreciation					
(depreciation) of investments	1,605	3,719	3,739	1,008	892
Net realized and unrealized gain (loss)					
on investments	6,213	5,186	2,720	1,531	677
Net increase (decrease) in net assets					
resulting from operations	$ 5,928	$ 4,852	$ 2,796	$ 1,489	$ 780

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 119	$ 207	$ 22	$ 3,617	$ 160
Total investment income	119	207	22	3,617	160
Expenses:					
Mortality, expense risk and other charges	90	124	21	2,259	23
Total expenses	90	124	21	2,259	23
Net investment income (loss)	29	83	1	1,358	137
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(232)	(575)	24	7,910	(1,358)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(232)	(575)	24	7,910	(1,358)
Net unrealized appreciation (depreciation) of investments	1,213	1,613	171	18,607	1,206
Net realized and unrealized gain (loss) on investments	981	1,038	195	26,517	(152)
Net increase (decrease) in net assets resulting from operations	$ 1,010	$ 1,121	$ 196	$ 27,875	$ (15)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net investment income (loss)					
Income:					
Dividends	$ 103	$ 121	$ 83	$ 74	$ 204
Total investment income	103	121	83	74	204
Expenses:					
Mortality, expense risk					
and other charges	45	54	56	60	149
Total expenses	45	54	56	60	149
Net investment income (loss)	58	67	27	14	55
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,349)	(908)	(735)	(164)	(642)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,349)	(908)	(735)	(164)	(642)
Net unrealized appreciation					
(depreciation) of investments	1,226	783	635	72	497
Net realized and unrealized gain (loss)					
on investments	(123)	(125)	(100)	(92)	(145)
Net increase (decrease) in net assets					
resulting from operations	$ (65)	$ (58)	$ (73)	$ (78)	$ (90)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 202	$ 197	$ 10	$ 2	$ 1,068
Total investment income	202	197	10	2	1,068
Expenses:					
Mortality, expense risk and other charges	159	112	58	-	769
Total expenses	159	112	58	-	769
Net investment income (loss)	43	85	(48)	2	299
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(85)	(38)	342	-	(3,044)
Capital gains distributions	-	-	316	-	-
Total realized gain (loss) on investments and capital gains distributions	(85)	(38)	658	-	(3,044)
Net unrealized appreciation (depreciation) of investments	(142)	(173)	(212)	6	10,940
Net realized and unrealized gain (loss) on investments	(227)	(211)	446	6	7,896
Net increase (decrease) in net assets resulting from operations	$ (184)	$ (126)	$ 398	$ 8	$ 8,195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 85	$ 21	$ 221	$ 1	$ 304
Total investment income	85	21	221	1	304
Expenses:					
Mortality, expense risk					
and other charges	75	29	89	-	333
Total expenses	75	29	89	-	333
Net investment income (loss)	10	(8)	132	1	(29)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(110)	(120)	32	(1)	1,246
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(110)	(120)	32	(1)	1,246
Net unrealized appreciation					
(depreciation) of investments	1,554	520	1,050	5	1,982
Net realized and unrealized gain (loss)					
on investments	1,444	400	1,082	4	3,228
Net increase (decrease) in net assets					
resulting from operations	$ 1,454	$ 392	$ 1,214	$ 5	$ 3,199

The accompanying notes are an integral part of these financial statements.

49

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 369	$ 137	$ 22	$ 2	$ 6
Total investment income	369	137	22	2	6
Expenses:					
Mortality, expense risk and other charges	188	83	18	5	5
Total expenses	188	83	18	5	5
Net investment income (loss)	181	54	4	(3)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,287	270	42	1	8
Capital gains distributions	-	-	-	-	20
Total realized gain (loss) on investments and capital gains distributions	1,287	270	42	1	28
Net unrealized appreciation (depreciation) of investments	506	686	126	85	56
Net realized and unrealized gain (loss) on investments	1,793	956	168	86	84
Net increase (decrease) in net assets resulting from operations	$ 1,974	$ 1,010	$ 172	$ 83	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 107	$ 31	$ 35	$ 10
Total investment income	5	107	31	35	10
Expenses:					
Mortality, expense risk and other charges	5	311	13	12	18
Total expenses	5	311	13	12	18
Net investment income (loss)	-	(204)	18	23	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	(291)	11	25	194
Capital gains distributions	30	947	32	-	52
Total realized gain (loss) on investments and capital gains distributions	27	656	43	25	246
Net unrealized appreciation (depreciation) of investments	50	2,866	(23)	187	9
Net realized and unrealized gain (loss) on investments	77	3,522	20	212	255
Net increase (decrease) in net assets resulting from operations	$ 77	$ 3,318	$ 38	$ 235	$ 247

The accompanying notes are an integral part of these financial statements.

51

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 14	$ -	$ -	$ -	$ -
Total investment income	14	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	41	7	26	-	-
Total expenses	41	7	26	-	-
Net investment income (loss)	(27)	(7)	(26)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	463	21	60	1	-
Capital gains distributions	92	86	211	-	-
Total realized gain (loss) on investments					
and capital gains distributions	555	107	271	1	-
Net unrealized appreciation					
(depreciation) of investments	(100)	17	22	-	-
Net realized and unrealized gain (loss)					
on investments	455	124	293	1	-
Net increase (decrease) in net assets					
resulting from operations	$ 428	$ 117	$ 267	$ 1	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Oppenheimer Global Securities Fund/VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 12	$ -	$ 3
Total investment income	-	-	12	-	3
Expenses:					
Mortality, expense risk and other charges	-	-	20	-	3
Total expenses	-	-	20	-	3
Net investment income (loss)	-	-	(8)	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(122)	(6)	(4)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(122)	(6)	(4)
Net unrealized appreciation (depreciation) of investments	-	-	394	10	45
Net realized and unrealized gain (loss) on investments	-	-	272	4	41
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ 264	$ 4	$ 41

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 4	$ -	$ 92	$ 8	$ 48
Total investment income	4	-	92	8	48
Expenses:					
Mortality, expense risk and other charges	6	2	73	11	5
Total expenses	6	2	73	11	5
Net investment income (loss)	(2)	(2)	19	(3)	43
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5	1	140	(55)	7
Capital gains distributions	-	-	476	46	-
Total realized gain (loss) on investments and capital gains distributions	5	1	616	(9)	7
Net unrealized appreciation (depreciation) of investments	103	22	23	140	18
Net realized and unrealized gain (loss) on investments	108	23	639	131	25
Net increase (decrease) in net assets resulting from operations	$ 106	$ 21	$ 658	$ 128	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)				
Income:				
Dividends	$ -	$ 21	$ 11	$ 3
Total investment income	-	21	11	3
Expenses:				
Mortality, expense risk				
and other charges	4	15	21	8
Total expenses	4	15	21	8
Net investment income (loss)	(4)	6	(10)	(5)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	(4)	22	105	(9)
Capital gains distributions	-	155	-	50
Total realized gain (loss) on investments				
and capital gains distributions	(4)	177	105	41
Net unrealized appreciation				
(depreciation) of investments	(17)	153	308	94
Net realized and unrealized gain (loss)				
on investments	(21)	330	413	135
Net increase (decrease) in net assets				
resulting from operations	$ (25)	$ 336	$ 403	$ 130

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2011	$ 649	$ 1,555	$ -	$ 4
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(11)	7	-	1
Net unrealized appreciation (depreciation) of investments	(33)	(18)	-	(1)
Net increase (decrease) in net assets from operations	(48)	(12)	-	-
Changes from principal transactions:				
Total unit transactions	(1)	(58)	2	(2)
Increase (decrease) in net assets derived from principal transactions	(1)	(58)	2	(2)
Total increase (decrease) in net assets	(49)	(70)	2	(2)
Net assets at December 31, 2011	600	1,485	2	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	38	3	-	-
Net unrealized appreciation (depreciation) of investments	53	173	-	1
Net increase (decrease) in net assets from operations	89	175	-	1
Changes from principal transactions:				
Total unit transactions	(689)	(234)	4	6
Increase (decrease) in net assets derived from principal transactions	(689)	(234)	4	6
Total increase (decrease) in net assets	(600)	(59)	4	7
Net assets at December 31, 2012	$ -	$ 1,426	$ 6	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2011	$ 962	$ 6,511	$ 1,260	$ 4,115
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(38)	35	302
Total realized gain (loss) on investments and capital gains distributions	(23)	51	1	(83)
Net unrealized appreciation (depreciation) of investments	51	(420)	14	(77)
Net increase (decrease) in net assets from operations	32	(407)	50	142
Changes from principal transactions:				
Total unit transactions	29	(1,062)	(185)	(504)
Increase (decrease) in net assets derived from principal transactions	29	(1,062)	(185)	(504)
Total increase (decrease) in net assets	61	(1,469)	(135)	(362)
Net assets at December 31, 2011	1,023	5,042	1,125	3,753
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(43)	27	240
Total realized gain (loss) on investments and capital gains distributions	-	336	10	(32)
Net unrealized appreciation (depreciation) of investments	99	136	(21)	272
Net increase (decrease) in net assets from operations	99	429	16	480
Changes from principal transactions:				
Total unit transactions	(251)	(783)	(208)	(231)
Increase (decrease) in net assets derived from principal transactions	(251)	(783)	(208)	(231)
Total increase (decrease) in net assets	(152)	(354)	(192)	249
Net assets at December 31, 2012	$ 871	$ 4,688	$ 933	$ 4,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2011	$ 2,136	$ 3,562	$ 1,959	$ 63,098
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	89	(25)	674
Total realized gain (loss) on investments and capital gains distributions	25	-	-	(3,030)
Net unrealized appreciation (depreciation) of investments	(306)	14	-	2,401
Net increase (decrease) in net assets from operations	(287)	103	(25)	45
Changes from principal transactions:				
Total unit transactions	(239)	(553)	(452)	(10,229)
Increase (decrease) in net assets derived from principal transactions	(239)	(553)	(452)	(10,229)
Total increase (decrease) in net assets	(526)	(450)	(477)	(10,184)
Net assets at December 31, 2011	1,610	3,112	1,482	52,914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	49	(18)	925
Total realized gain (loss) on investments and capital gains distributions	30	261	-	1,150
Net unrealized appreciation (depreciation) of investments	233	34	-	5,791
Net increase (decrease) in net assets from operations	240	344	(18)	7,866
Changes from principal transactions:				
Total unit transactions	(285)	(668)	(351)	(9,365)
Increase (decrease) in net assets derived from principal transactions	(285)	(668)	(351)	(9,365)
Total increase (decrease) in net assets	(45)	(324)	(369)	(1,499)
Net assets at December 31, 2012	$ 1,565	$ 2,788	$ 1,113	$ 51,415

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2011	$ 9,794	$ 187	$ 4,929	$ 127,170
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(53)	13	19	(219)
Total realized gain (loss) on investments and capital gains distributions	406	9	(498)	(4,829)
Net unrealized appreciation (depreciation) of investments	(390)	(16)	(336)	1,292
Net increase (decrease) in net assets from operations	(37)	6	(815)	(3,756)
Changes from principal transactions:				
Total unit transactions	(476)	29	(664)	(18,884)
Increase (decrease) in net assets derived from principal transactions	(476)	29	(664)	(18,884)
Total increase (decrease) in net assets	(513)	35	(1,479)	(22,640)
Net assets at December 31, 2011	9,281	222	3,450	104,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	10	36	173
Total realized gain (loss) on investments and capital gains distributions	336	8	(248)	(4,345)
Net unrealized appreciation (depreciation) of investments	953	9	850	19,320
Net increase (decrease) in net assets from operations	1,259	27	638	15,148
Changes from principal transactions:				
Total unit transactions	(970)	(11)	(489)	(16,002)
Increase (decrease) in net assets derived from principal transactions	(970)	(11)	(489)	(16,002)
Total increase (decrease) in net assets	289	16	149	(854)
Net assets at December 31, 2012	$ 9,570	$ 238	$ 3,599	$ 103,676

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net assets at January 1, 2011	$ 22,102	$ 868	$ 3,417	$ 81,044
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	91	13	(6)	1,173
Total realized gain (loss) on investments and capital gains distributions	1,332	23	139	(1,388)
Net unrealized appreciation (depreciation) of investments	(1,246)	11	(250)	(1,511)
Net increase (decrease) in net assets from operations	177	47	(117)	(1,726)
Changes from principal transactions:				
Total unit transactions	(3,548)	(174)	(513)	(10,534)
Increase (decrease) in net assets derived from principal transactions	(3,548)	(174)	(513)	(10,534)
Total increase (decrease) in net assets	(3,371)	(127)	(630)	(12,260)
Net assets at December 31, 2011	18,731	741	2,787	68,784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	120	7	(3)	1,312
Total realized gain (loss) on investments and capital gains distributions	827	19	310	(1,085)
Net unrealized appreciation (depreciation) of investments	1,665	6	94	7,825
Net increase (decrease) in net assets from operations	2,612	32	401	8,052
Changes from principal transactions:				
Total unit transactions	(2,376)	(65)	(507)	(9,085)
Increase (decrease) in net assets derived from principal transactions	(2,376)	(65)	(507)	(9,085)
Total increase (decrease) in net assets	236	(33)	(106)	(1,033)
Net assets at December 31, 2012	$ 18,967	$ 708	$ 2,681	$ 67,751

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds Growth Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2011	$ 101,061	$ -	$ 12,525	$ 13,439
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,432	(1)	(118)	41
Total realized gain (loss) on investments and capital gains distributions	(1,337)	(1)	(915)	(1,438)
Net unrealized appreciation (depreciation) of investments	3,744	(4)	452	(387)
Net increase (decrease) in net assets from operations	5,839	(6)	(581)	(1,784)
Changes from principal transactions:				
Total unit transactions	(5,360)	125	(2,069)	(2,351)
Increase (decrease) in net assets derived from principal transactions	(5,360)	125	(2,069)	(2,351)
Total increase (decrease) in net assets	479	119	(2,650)	(4,135)
Net assets at December 31, 2011	101,540	119	9,875	9,304
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,815	-	(61)	7
Total realized gain (loss) on investments and capital gains distributions	64	6	894	(627)
Net unrealized appreciation (depreciation) of investments	4,523	41	(103)	1,905
Net increase (decrease) in net assets from operations	8,402	47	730	1,285
Changes from principal transactions:				
Total unit transactions	4,696	904	(10,605)	(2,741)
Increase (decrease) in net assets derived from principal transactions	4,696	904	(10,605)	(2,741)
Total increase (decrease) in net assets	13,098	951	(9,875)	(1,456)
Net assets at December 31, 2012	$ 114,638	$ 1,070	$ -	$ 7,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
Net assets at January 1, 2011	$ -	$ 4,771	$ 214	$ 297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	37	-	6
Total realized gain (loss) on investments and capital gains distributions	(20)	(260)	29	14
Net unrealized appreciation (depreciation) of investments	1	(668)	(34)	15
Net increase (decrease) in net assets from operations	(20)	(891)	(5)	35
Changes from principal transactions:				
Total unit transactions	158	(880)	183	(4)
Increase (decrease) in net assets derived from principal transactions	158	(880)	183	(4)
Total increase (decrease) in net assets	138	(1,771)	178	31
Net assets at December 31, 2011	138	3,000	392	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	23	(1)	-
Total realized gain (loss) on investments and capital gains distributions	17	(239)	17	20
Net unrealized appreciation (depreciation) of investments	(4)	296	44	-
Net increase (decrease) in net assets from operations	13	80	60	20
Changes from principal transactions:				
Total unit transactions	(12)	(3,080)	(63)	17
Increase (decrease) in net assets derived from principal transactions	(12)	(3,080)	(63)	17
Total increase (decrease) in net assets	1	(3,000)	(3)	37
Net assets at December 31, 2012	$ 139	$ -	$ 389	$ 365

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 24,230	$ 1,619	$ 1,145
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(147)	45	22
Total realized gain (loss) on investments and capital gains distributions	28	(1,036)	77	(135)
Net unrealized appreciation (depreciation) of investments	47	744	(217)	52
Net increase (decrease) in net assets from operations	74	(439)	(95)	(61)
Changes from principal transactions:				
Total unit transactions	3,312	(2,795)	66	(226)
Increase (decrease) in net assets derived from principal transactions	3,312	(2,795)	66	(226)
Total increase (decrease) in net assets	3,386	(3,234)	(29)	(287)
Net assets at December 31, 2011	3,386	20,996	1,590	858
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	(106)	(1)	(6)
Total realized gain (loss) on investments and capital gains distributions	272	(631)	84	(16)
Net unrealized appreciation (depreciation) of investments	(39)	3,514	296	238
Net increase (decrease) in net assets from operations	207	2,777	379	216
Changes from principal transactions:				
Total unit transactions	1,930	(2,860)	(63)	59
Increase (decrease) in net assets derived from principal transactions	1,930	(2,860)	(63)	59
Total increase (decrease) in net assets	2,137	(83)	316	275
Net assets at December 31, 2012	$ 5,523	$ 20,913	$ 1,906	$ 1,133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Net assets at January 1, 2011	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	(170)	(11)	189
Total realized gain (loss) on investments and capital gains distributions	328	215	221	(94)
Net unrealized appreciation (depreciation) of investments	(128)	(1,860)	(415)	(50)
Net increase (decrease) in net assets from operations	211	(1,815)	(205)	45
Changes from principal transactions:				
Total unit transactions	(33)	(3,453)	(308)	(12)
Increase (decrease) in net assets derived from principal transactions	(33)	(3,453)	(308)	(12)
Total increase (decrease) in net assets	178	(5,268)	(513)	33
Net assets at December 31, 2011	2,480	13,010	1,494	4,340
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(55)	(3)	205
Total realized gain (loss) on investments and capital gains distributions	172	340	62	108
Net unrealized appreciation (depreciation) of investments	183	1,387	142	173
Net increase (decrease) in net assets from operations	358	1,672	201	486
Changes from principal transactions:				
Total unit transactions	203	(2,021)	(144)	79
Increase (decrease) in net assets derived from principal transactions	203	(2,021)	(144)	79
Total increase (decrease) in net assets	561	(349)	57	565
Net assets at December 31, 2012	$ 3,041	$ 12,661	$ 1,551	$ 4,905

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2011	$ 1,831	$ -	$ 8,254	$ 857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	-	(33)	2
Total realized gain (loss) on investments and capital gains distributions	(126)	-	(352)	(70)
Net unrealized appreciation (depreciation) of investments	45	-	(450)	51
Net increase (decrease) in net assets from operations	(42)	-	(835)	(17)
Changes from principal transactions:				
Total unit transactions	(365)	-	(1,054)	14
Increase (decrease) in net assets derived from principal transactions	(365)	-	(1,054)	14
Total increase (decrease) in net assets	(407)	-	(1,889)	(3)
Net assets at December 31, 2011	1,424	-	6,365	854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	-	(14)	8
Total realized gain (loss) on investments and capital gains distributions	30	-	527	21
Net unrealized appreciation (depreciation) of investments	125	-	(756)	79
Net increase (decrease) in net assets from operations	159	-	(243)	108
Changes from principal transactions:				
Total unit transactions	(266)	284	(1,037)	(233)
Increase (decrease) in net assets derived from principal transactions	(266)	284	(1,037)	(233)
Total increase (decrease) in net assets	(107)	284	(1,280)	(125)
Net assets at December 31, 2012	$ 1,317	$ 284	$ 5,085	$ 729

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 8,255	$ 11,521	$ 2,093	$ 324
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	4	(12)	(1)
Total realized gain (loss) on investments and capital gains distributions	497	905	(35)	8
Net unrealized appreciation (depreciation) of investments	(1,966)	(2,969)	(44)	(29)
Net increase (decrease) in net assets from operations	(1,480)	(2,060)	(91)	(22)
Changes from principal transactions:				
Total unit transactions	(1,181)	(3,451)	179	(115)
Increase (decrease) in net assets derived from principal transactions	(1,181)	(3,451)	179	(115)
Total increase (decrease) in net assets	(2,661)	(5,511)	88	(137)
Net assets at December 31, 2011	5,594	6,010	2,181	187
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	(59)	(18)	(2)
Total realized gain (loss) on investments and capital gains distributions	422	116	46	18
Net unrealized appreciation (depreciation) of investments	586	1,056	340	21
Net increase (decrease) in net assets from operations	933	1,113	368	37
Changes from principal transactions:				
Total unit transactions	(646)	493	(329)	(17)
Increase (decrease) in net assets derived from principal transactions	(646)	493	(329)	(17)
Total increase (decrease) in net assets	287	1,606	39	20
Net assets at December 31, 2012	$ 5,881	$ 7,616	$ 2,220	$ 207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 8,989	$ 3,430	$ -	$ 1,523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(261)	13	-	(11)
Total realized gain (loss) on investments and capital gains distributions	2,598	(339)	(6)	91
Net unrealized appreciation (depreciation) of investments	(2,195)	404	1	(112)
Net increase (decrease) in net assets from operations	142	78	(5)	(32)
Changes from principal transactions:				
Total unit transactions	18,144	1,248	436	80
Increase (decrease) in net assets derived from principal transactions	18,144	1,248	436	80
Total increase (decrease) in net assets	18,286	1,326	431	48
Net assets at December 31, 2011	27,275	4,756	431	1,571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(256)	84	8	(8)
Total realized gain (loss) on investments and capital gains distributions	1,857	245	12	303
Net unrealized appreciation (depreciation) of investments	3,272	304	69	(118)
Net increase (decrease) in net assets from operations	4,873	633	89	177
Changes from principal transactions:				
Total unit transactions	5,172	(64)	458	(818)
Increase (decrease) in net assets derived from principal transactions	5,172	(64)	458	(818)
Total increase (decrease) in net assets	10,045	569	547	(641)
Net assets at December 31, 2012	$ 37,320	$ 5,325	$ 978	$ 930

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2011	$ 40,810	$ 1,091	$ 2,489	$ 4,727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	512	17	72	273
Total realized gain (loss) on investments and capital gains distributions	(1,838)	(3)	(110)	289
Net unrealized appreciation (depreciation) of investments	1,620	(7)	176	(417)
Net increase (decrease) in net assets from operations	294	7	138	145
Changes from principal transactions:				
Total unit transactions	(8,474)	(212)	143	(665)
Increase (decrease) in net assets derived from principal transactions	(8,474)	(212)	143	(665)
Total increase (decrease) in net assets	(8,180)	(205)	281	(520)
Net assets at December 31, 2011	32,630	886	2,770	4,207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	453	16	51	240
Total realized gain (loss) on investments and capital gains distributions	(722)	42	231	68
Net unrealized appreciation (depreciation) of investments	3,335	32	9	242
Net increase (decrease) in net assets from operations	3,066	90	291	550
Changes from principal transactions:				
Total unit transactions	(5,685)	(6)	(738)	242
Increase (decrease) in net assets derived from principal transactions	(5,685)	(6)	(738)	242
Total increase (decrease) in net assets	(2,619)	84	(447)	792
Net assets at December 31, 2012	$ 30,011	$ 970	$ 2,323	$ 4,999

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 10,904	$ 2,795	$ 831
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	22	13	(1)
Total realized gain (loss) on investments and capital gains distributions	(28)	(820)	(149)	98
Net unrealized appreciation (depreciation) of investments	(7)	274	15	(132)
Net increase (decrease) in net assets from operations	(3)	(524)	(121)	(35)
Changes from principal transactions:				
Total unit transactions	2,007	(2,429)	(574)	(217)
Increase (decrease) in net assets derived from principal transactions	2,007	(2,429)	(574)	(217)
Total increase (decrease) in net assets	2,004	(2,953)	(695)	(252)
Net assets at December 31, 2011	2,004	7,951	2,100	579
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	17	5	(2)
Total realized gain (loss) on investments and capital gains distributions	11	414	7	22
Net unrealized appreciation (depreciation) of investments	142	278	189	33
Net increase (decrease) in net assets from operations	228	709	201	53
Changes from principal transactions:				
Total unit transactions	2,131	(1,066)	(345)	(71)
Increase (decrease) in net assets derived from principal transactions	2,131	(1,066)	(345)	(71)
Total increase (decrease) in net assets	2,359	(357)	(144)	(18)
Net assets at December 31, 2012	$ 4,363	$ 7,594	$ 1,956	$ 561

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Net assets at January 1, 2011	$ -	$ 5,538	$ 6,453	$ 7,174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(20)	(13)	8
Total realized gain (loss) on investments and capital gains distributions	(2)	187	227	143
Net unrealized appreciation (depreciation) of investments	10	(298)	(251)	(69)
Net increase (decrease) in net assets from operations	8	(131)	(37)	82
Changes from principal transactions:				
Total unit transactions	838	(832)	(1,080)	(874)
Increase (decrease) in net assets derived from principal transactions	838	(832)	(1,080)	(874)
Total increase (decrease) in net assets	846	(963)	(1,117)	(792)
Net assets at December 31, 2011	846	4,575	5,336	6,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	50	74	108
Total realized gain (loss) on investments and capital gains distributions	44	109	227	361
Net unrealized appreciation (depreciation) of investments	21	347	199	31
Net increase (decrease) in net assets from operations	87	506	500	500
Changes from principal transactions:				
Total unit transactions	1,050	(545)	(1,307)	(1,880)
Increase (decrease) in net assets derived from principal transactions	1,050	(545)	(1,307)	(1,880)
Total increase (decrease) in net assets	1,137	(39)	(807)	(1,380)
Net assets at December 31, 2012	$ 1,983	$ 4,536	$ 4,529	$ 5,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 11,444	$ 5,791	$ 4,700	$ 327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	57	95	1
Total realized gain (loss) on investments and capital gains distributions	(153)	210	(485)	(28)
Net unrealized appreciation (depreciation) of investments	307	(376)	(158)	-
Net increase (decrease) in net assets from operations	276	(109)	(548)	(27)
Changes from principal transactions:				
Total unit transactions	644	(56)	(676)	(3)
Increase (decrease) in net assets derived from principal transactions	644	(56)	(676)	(3)
Total increase (decrease) in net assets	920	(165)	(1,224)	(30)
Net assets at December 31, 2011	12,364	5,626	3,476	297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	51	(30)	2
Total realized gain (loss) on investments and capital gains distributions	720	739	(466)	20
Net unrealized appreciation (depreciation) of investments	910	52	1,044	34
Net increase (decrease) in net assets from operations	1,737	842	548	56
Changes from principal transactions:				
Total unit transactions	1,700	(1,258)	(845)	(4)
Increase (decrease) in net assets derived from principal transactions	1,700	(1,258)	(845)	(4)
Total increase (decrease) in net assets	3,437	(416)	(297)	52
Net assets at December 31, 2012	$ 15,801	$ 5,210	$ 3,179	$ 349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ 60	$ 97,671	$ 313	$ 2,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1,056)	(2)	5
Total realized gain (loss) on investments and capital gains distributions	4	16	-	186
Net unrealized appreciation (depreciation) of investments	(3)	-	-	(244)
Net increase (decrease) in net assets from operations	2	(1,040)	(2)	(53)
Changes from principal transactions:				
Total unit transactions	(5)	(14,046)	(38)	(451)
Increase (decrease) in net assets derived from principal transactions	(5)	(14,046)	(38)	(451)
Total increase (decrease) in net assets	(3)	(15,086)	(40)	(504)
Net assets at December 31, 2011	57	82,585	273	1,740
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(855)	(1)	8
Total realized gain (loss) on investments and capital gains distributions	5	-	-	263
Net unrealized appreciation (depreciation) of investments	3	-	-	(11)
Net increase (decrease) in net assets from operations	9	(855)	(1)	260
Changes from principal transactions:				
Total unit transactions	4	(12,764)	(198)	(122)
Increase (decrease) in net assets derived from principal transactions	4	(12,764)	(198)	(122)
Total increase (decrease) in net assets	13	(13,619)	(199)	138
Net assets at December 31, 2012	$ 70	$ 68,966	$ 74	$ 1,878

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class
Net assets at January 1, 2011	$ 3,700	$ 719	$ 2,620	$ 44,608
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(3)	(1)	2,522
Total realized gain (loss) on investments and capital gains distributions	62	9	(37)	1,247
Net unrealized appreciation (depreciation) of investments	2	(64)	(100)	(2,686)
Net increase (decrease) in net assets from operations	27	(58)	(138)	1,083
Changes from principal transactions:				
Total unit transactions	123	(215)	(440)	(8,014)
Increase (decrease) in net assets derived from principal transactions	123	(215)	(440)	(8,014)
Total increase (decrease) in net assets	150	(273)	(578)	(6,931)
Net assets at December 31, 2011	3,850	446	2,042	37,677
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(3)	(16)	1,724
Total realized gain (loss) on investments and capital gains distributions	82	22	118	393
Net unrealized appreciation (depreciation) of investments	674	35	118	180
Net increase (decrease) in net assets from operations	716	54	220	2,297
Changes from principal transactions:				
Total unit transactions	(5)	(81)	(200)	(5,926)
Increase (decrease) in net assets derived from principal transactions	(5)	(81)	(200)	(5,926)
Total increase (decrease) in net assets	711	(27)	20	(3,629)
Net assets at December 31, 2012	$ 4,561	$ 419	$ 2,062	$ 34,048

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2011	$ 115	$ 17,212	$ 937	$ 61,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	(71)	5	525
Total realized gain (loss) on investments and capital gains distributions	26	944	(33)	354
Net unrealized appreciation (depreciation) of investments	(36)	(2,953)	8	(2,098)
Net increase (decrease) in net assets from operations	5	(2,080)	(20)	(1,219)
Changes from principal transactions:				
Total unit transactions	26	(2,834)	(104)	(9,891)
Increase (decrease) in net assets derived from principal transactions	26	(2,834)	(104)	(9,891)
Total increase (decrease) in net assets	31	(4,914)	(124)	(11,110)
Net assets at December 31, 2011	146	12,298	813	50,725
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(89)	3	532
Total realized gain (loss) on investments and capital gains distributions	(1)	270	10	193
Net unrealized appreciation (depreciation) of investments	4	773	126	4,737
Net increase (decrease) in net assets from operations	8	954	139	5,462
Changes from principal transactions:				
Total unit transactions	(17)	(1,802)	(90)	(8,680)
Increase (decrease) in net assets derived from principal transactions	(17)	(1,802)	(90)	(8,680)
Total increase (decrease) in net assets	(9)	(848)	49	(3,218)
Net assets at December 31, 2012	$ 137	$ 11,450	$ 862	$ 47,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2011	$ 1,745	$ 92,120	$ 15,202	$ 19,661
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	229	253	799
Total realized gain (loss) on investments and capital gains distributions	(38)	1,772	666	997
Net unrealized appreciation (depreciation) of investments	50	(9,427)	(630)	(2,141)
Net increase (decrease) in net assets from operations	12	(7,426)	289	(345)
Changes from principal transactions:				
Total unit transactions	115	(11,236)	(2,498)	(3,058)
Increase (decrease) in net assets derived from principal transactions	115	(11,236)	(2,498)	(3,058)
Total increase (decrease) in net assets	127	(18,662)	(2,209)	(3,403)
Net assets at December 31, 2011	1,872	73,458	12,993	16,258
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	92	270	797
Total realized gain (loss) on investments and capital gains distributions	(6)	1,423	208	1,264
Net unrealized appreciation (depreciation) of investments	362	12,363	370	224
Net increase (decrease) in net assets from operations	353	13,878	848	2,285
Changes from principal transactions:				
Total unit transactions	(49)	(10,027)	(393)	(1,446)
Increase (decrease) in net assets derived from principal transactions	(49)	(10,027)	(393)	(1,446)
Total increase (decrease) in net assets	304	3,851	455	839
Net assets at December 31, 2012	$ 2,176	$ 77,309	$ 13,448	$ 17,097

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net assets at January 1, 2011	$ 3,709	$ 2,404	$ 3,271	$ 940
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	27	28	5
Total realized gain (loss) on investments and capital gains distributions	(43)	4	103	77
Net unrealized appreciation (depreciation) of investments	(72)	(110)	(324)	(162)
Net increase (decrease) in net assets from operations	(39)	(79)	(193)	(80)
Changes from principal transactions:				
Total unit transactions	(462)	(166)	324	564
Increase (decrease) in net assets derived from principal transactions	(462)	(166)	324	564
Total increase (decrease) in net assets	(501)	(245)	131	484
Net assets at December 31, 2011	3,208	2,159	3,402	1,424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	45	52	19
Total realized gain (loss) on investments and capital gains distributions	136	35	70	62
Net unrealized appreciation (depreciation) of investments	72	196	381	142
Net increase (decrease) in net assets from operations	330	276	503	223
Changes from principal transactions:				
Total unit transactions	(1,430)	229	525	137
Increase (decrease) in net assets derived from principal transactions	(1,430)	229	525	137
Total increase (decrease) in net assets	(1,100)	505	1,028	360
Net assets at December 31, 2012	$ 2,108	$ 2,664	$ 4,430	$ 1,784

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net assets at January 1, 2011	$ 879	$ 48,429	$ 32,431	$ 19,635
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	(382)	(392)	129
Total realized gain (loss) on investments and capital gains distributions	13	1,060	1,126	(949)
Net unrealized appreciation (depreciation) of investments	(34)	(2,701)	(1,420)	(1,455)
Net increase (decrease) in net assets from operations	5	(2,023)	(686)	(2,275)
Changes from principal transactions:				
Total unit transactions	188	(4,984)	(3,093)	(3,027)
Increase (decrease) in net assets derived from principal transactions	188	(4,984)	(3,093)	(3,027)
Total increase (decrease) in net assets	193	(7,007)	(3,779)	(5,302)
Net assets at December 31, 2011	1,072	41,422	28,652	14,333
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	(285)	(334)	76
Total realized gain (loss) on investments and capital gains distributions	13	4,608	1,467	(1,019)
Net unrealized appreciation (depreciation) of investments	38	1,605	3,719	3,739
Net increase (decrease) in net assets from operations	100	5,928	4,852	2,796
Changes from principal transactions:				
Total unit transactions	25	(6,289)	(3,616)	314
Increase (decrease) in net assets derived from principal transactions	25	(6,289)	(3,616)	314
Total increase (decrease) in net assets	125	(361)	1,236	3,110
Net assets at December 31, 2012	$ 1,197	$ 41,061	$ 29,888	$ 17,443

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2011	$ 15,770	$ 8,905	$ 8,728	$ 10,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	266	123	219
Total realized gain (loss) on investments and capital gains distributions	648	(850)	(1,189)	(587)
Net unrealized appreciation (depreciation) of investments	(1,111)	589	790	194
Net increase (decrease) in net assets from operations	(487)	5	(276)	(174)
Changes from principal transactions:				
Total unit transactions	(2,482)	(1,320)	(902)	(824)
Increase (decrease) in net assets derived from principal transactions	(2,482)	(1,320)	(902)	(824)
Total increase (decrease) in net assets	(2,969)	(1,315)	(1,178)	(998)
Net assets at December 31, 2011	12,801	7,590	7,550	9,597
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(42)	103	29	83
Total realized gain (loss) on investments and capital gains distributions	523	(215)	(232)	(575)
Net unrealized appreciation (depreciation) of investments	1,008	892	1,213	1,613
Net increase (decrease) in net assets from operations	1,489	780	1,010	1,121
Changes from principal transactions:				
Total unit transactions	(2,080)	(1,377)	(612)	(1,103)
Increase (decrease) in net assets derived from principal transactions	(2,080)	(1,377)	(612)	(1,103)
Total increase (decrease) in net assets	(591)	(597)	398	18
Net assets at December 31, 2012	$ 12,210	$ 6,993	$ 7,948	$ 9,615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2011	$ -	$ 225,273	$ 8,795	$ 7,580
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	231	39	(3)
Total realized gain (loss) on investments and capital gains distributions	(4)	4,877	(476)	(315)
Net unrealized appreciation (depreciation) of investments	(62)	(8,258)	293	170
Net increase (decrease) in net assets from operations	(72)	(3,150)	(144)	(148)
Changes from principal transactions:				
Total unit transactions	1,666	(23,380)	(1,437)	(1,064)
Increase (decrease) in net assets derived from principal transactions	1,666	(23,380)	(1,437)	(1,064)
Total increase (decrease) in net assets	1,594	(26,530)	(1,581)	(1,212)
Net assets at December 31, 2011	1,594	198,743	7,214	6,368
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,358	137	58
Total realized gain (loss) on investments and capital gains distributions	24	7,910	(1,358)	(1,349)
Net unrealized appreciation (depreciation) of investments	171	18,607	1,206	1,226
Net increase (decrease) in net assets from operations	196	27,875	(15)	(65)
Changes from principal transactions:				
Total unit transactions	(199)	(28,059)	(7,199)	(6,303)
Increase (decrease) in net assets derived from principal transactions	(199)	(28,059)	(7,199)	(6,303)
Total increase (decrease) in net assets	(3)	(184)	(7,214)	(6,368)
Net assets at December 31, 2012	$ 1,591	$ 198,559	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2011	$ 6,162	$ 4,340	$ 4,945	$ 12,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	37	23	97
Total realized gain (loss) on investments and capital gains distributions	(352)	(142)	(298)	(942)
Net unrealized appreciation (depreciation) of investments	225	54	242	780
Net increase (decrease) in net assets from operations	(104)	(51)	(33)	(65)
Changes from principal transactions:				
Total unit transactions	(1,203)	(495)	(1,085)	(3,081)
Increase (decrease) in net assets derived from principal transactions	(1,203)	(495)	(1,085)	(3,081)
Total increase (decrease) in net assets	(1,307)	(546)	(1,118)	(3,146)
Net assets at December 31, 2011	4,855	3,794	3,827	9,642
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	67	27	14	55
Total realized gain (loss) on investments and capital gains distributions	(908)	(735)	(164)	(642)
Net unrealized appreciation (depreciation) of investments	783	635	72	497
Net increase (decrease) in net assets from operations	(58)	(73)	(78)	(90)
Changes from principal transactions:				
Total unit transactions	(4,797)	(3,721)	(495)	(1,650)
Increase (decrease) in net assets derived from principal transactions	(4,797)	(3,721)	(495)	(1,650)
Total increase (decrease) in net assets	(4,855)	(3,794)	(573)	(1,740)
Net assets at December 31, 2012	$ -	$ -	$ 3,254	$ 7,902

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I
Net assets at January 1, 2011	$ 12,706	$ 9,684	$ 6,924	$ 34
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	122	(71)	1
Total realized gain (loss) on investments and capital gains distributions	(116)	(3)	767	1
Net unrealized appreciation (depreciation) of investments	72	15	(1,469)	(7)
Net increase (decrease) in net assets from operations	17	134	(773)	(5)
Changes from principal transactions:				
Total unit transactions	(2,515)	(2,059)	(418)	5
Increase (decrease) in net assets derived from principal transactions	(2,515)	(2,059)	(418)	5
Total increase (decrease) in net assets	(2,498)	(1,925)	(1,191)	-
Net assets at December 31, 2011	10,208	7,759	5,733	34
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	85	(48)	2
Total realized gain (loss) on investments and capital gains distributions	(85)	(38)	658	-
Net unrealized appreciation (depreciation) of investments	(142)	(173)	(212)	6
Net increase (decrease) in net assets from operations	(184)	(126)	398	8
Changes from principal transactions:				
Total unit transactions	(1,259)	(1,615)	(1,220)	(2)
Increase (decrease) in net assets derived from principal transactions	(1,259)	(1,615)	(1,220)	(2)
Total increase (decrease) in net assets	(1,443)	(1,741)	(822)	6
Net assets at December 31, 2012	$ 8,765	$ 6,018	$ 4,911	$ 40

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net assets at January 1, 2011	$ 77,272	$ 9,868	$ 4,105	$ 10,272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	530	-	(1)	133
Total realized gain (loss) on investments and capital gains distributions	(4,184)	(131)	(221)	202
Net unrealized appreciation (depreciation) of investments	2,963	(5)	182	(1,522)
Net increase (decrease) in net assets from operations	(691)	(136)	(40)	(1,187)
Changes from principal transactions:				
Total unit transactions	(12,118)	(817)	(493)	(1,462)
Increase (decrease) in net assets derived from principal transactions	(12,118)	(817)	(493)	(1,462)
Total increase (decrease) in net assets	(12,809)	(953)	(533)	(2,649)
Net assets at December 31, 2011	64,463	8,915	3,572	7,623
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	299	10	(8)	132
Total realized gain (loss) on investments and capital gains distributions	(3,044)	(110)	(120)	32
Net unrealized appreciation (depreciation) of investments	10,940	1,554	520	1,050
Net increase (decrease) in net assets from operations	8,195	1,454	392	1,214
Changes from principal transactions:				
Total unit transactions	(10,128)	(711)	(616)	(981)
Increase (decrease) in net assets derived from principal transactions	(10,128)	(711)	(616)	(981)
Total increase (decrease) in net assets	(1,933)	743	(224)	233
Net assets at December 31, 2012	$ 62,530	$ 9,658	$ 3,348	$ 7,856

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2011	$ 53	$ 27,852	$ 19,011	$ 8,621
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	87	46
Total realized gain (loss) on investments and capital gains distributions	4	1,181	1,638	262
Net unrealized appreciation (depreciation) of investments	(8)	(382)	(1,446)	(322)
Net increase (decrease) in net assets from operations	(4)	796	279	(14)
Changes from principal transactions:				
Total unit transactions	(15)	(3,686)	(4,554)	(1,513)
Increase (decrease) in net assets derived from principal transactions	(15)	(3,686)	(4,554)	(1,513)
Total increase (decrease) in net assets	(19)	(2,890)	(4,275)	(1,527)
Net assets at December 31, 2011	34	24,962	14,736	7,094
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(29)	181	54
Total realized gain (loss) on investments and capital gains distributions	(1)	1,246	1,287	270
Net unrealized appreciation (depreciation) of investments	5	1,982	506	686
Net increase (decrease) in net assets from operations	5	3,199	1,974	1,010
Changes from principal transactions:				
Total unit transactions	(23)	(2,706)	(2,376)	(787)
Increase (decrease) in net assets derived from principal transactions	(23)	(2,706)	(2,376)	(787)
Total increase (decrease) in net assets	(18)	493	(402)	223
Net assets at December 31, 2012	$ 16	$ 25,455	$ 14,334	$ 7,317

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2011	$ 1,547	$ 367	$ 260	$ 373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	2	1
Total realized gain (loss) on investments and capital gains distributions	43	18	32	5
Net unrealized appreciation (depreciation) of investments	(58)	(84)	(46)	(41)
Net increase (decrease) in net assets from operations	(13)	(68)	(12)	(35)
Changes from principal transactions:				
Total unit transactions	(251)	277	252	233
Increase (decrease) in net assets derived from principal transactions	(251)	277	252	233
Total increase (decrease) in net assets	(264)	209	240	198
Net assets at December 31, 2011	1,283	576	500	571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(3)	1	-
Total realized gain (loss) on investments and capital gains distributions	42	1	28	27
Net unrealized appreciation (depreciation) of investments	126	85	56	50
Net increase (decrease) in net assets from operations	172	83	85	77
Changes from principal transactions:				
Total unit transactions	(179)	136	82	183
Increase (decrease) in net assets derived from principal transactions	(179)	136	82	183
Total increase (decrease) in net assets	(7)	219	167	260
Net assets at December 31, 2012	$ 1,276	$ 795	$ 667	$ 831

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2011	$ 33,287	$ 1,305	$ 1,872	$ 1,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(229)	28	28	(18)
Total realized gain (loss) on investments and capital gains distributions	(917)	35	(97)	225
Net unrealized appreciation (depreciation) of investments	179	27	(209)	(271)
Net increase (decrease) in net assets from operations	(967)	90	(278)	(64)
Changes from principal transactions:				
Total unit transactions	(6,054)	1,109	(261)	(80)
Increase (decrease) in net assets derived from principal transactions	(6,054)	1,109	(261)	(80)
Total increase (decrease) in net assets	(7,021)	1,199	(539)	(144)
Net assets at December 31, 2011	26,266	2,504	1,333	1,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(204)	18	23	(8)
Total realized gain (loss) on investments and capital gains distributions	656	43	25	246
Net unrealized appreciation (depreciation) of investments	2,866	(23)	187	9
Net increase (decrease) in net assets from operations	3,318	38	235	247
Changes from principal transactions:				
Total unit transactions	(3,726)	(1,322)	(169)	(197)
Increase (decrease) in net assets derived from principal transactions	(3,726)	(1,322)	(169)	(197)
Total increase (decrease) in net assets	(408)	(1,284)	66	50
Net assets at December 31, 2012	$ 25,858	$ 1,220	$ 1,399	$ 1,899

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2011	$ 3,477	$ 852	$ 2,465	$ 14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	(8)	(26)	-
Total realized gain (loss) on investments and capital gains distributions	443	71	111	1
Net unrealized appreciation (depreciation) of investments	(504)	(91)	(93)	(1)
Net increase (decrease) in net assets from operations	(102)	(28)	(8)	-
Changes from principal transactions:				
Total unit transactions	63	(57)	(382)	-
Increase (decrease) in net assets derived from principal transactions	63	(57)	(382)	-
Total increase (decrease) in net assets	(39)	(85)	(390)	-
Net assets at December 31, 2011	3,438	767	2,075	14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(7)	(26)	-
Total realized gain (loss) on investments and capital gains distributions	555	107	271	1
Net unrealized appreciation (depreciation) of investments	(100)	17	22	-
Net increase (decrease) in net assets from operations	428	117	267	1
Changes from principal transactions:				
Total unit transactions	(494)	14	(45)	(8)
Increase (decrease) in net assets derived from principal transactions	(494)	14	(45)	(8)
Total increase (decrease) in net assets	(66)	131	222	(7)
Net assets at December 31, 2012	$ 3,372	$ 898	$ 2,297	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC
Net assets at January 1, 2011	$ 2	$ 3	$ 1	$ 2,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(17)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(198)
Net unrealized appreciation (depreciation) of investments	-	-	-	100
Net increase (decrease) in net assets from operations	-	-	-	(115)
Changes from principal transactions:				
Total unit transactions	(2)	-	-	(362)
Increase (decrease) in net assets derived from principal transactions	(2)	-	-	(362)
Total increase (decrease) in net assets	(2)	-	-	(477)
Net assets at December 31, 2011	-	3	1	2,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(8)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(122)
Net unrealized appreciation (depreciation) of investments	-	-	-	394
Net increase (decrease) in net assets from operations	-	-	-	264
Changes from principal transactions:				
Total unit transactions	-	(3)	(1)	(459)
Increase (decrease) in net assets derived from principal transactions	-	(3)	(1)	(459)
Total increase (decrease) in net assets	-	(3)	(1)	(195)
Net assets at December 31, 2012	$ -	$ -	$ -	$ 1,878

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Oppenheimer Global Securities Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA
Net assets at January 1, 2011	$ 63	$ 286	$ 871	$ 55
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	(1)	(19)	(24)	2
Net unrealized appreciation (depreciation) of investments	(4)	11	(5)	(11)
Net increase (decrease) in net assets from operations	(4)	(9)	(30)	(10)
Changes from principal transactions:				
Total unit transactions	(12)	(10)	(242)	91
Increase (decrease) in net assets derived from principal transactions	(12)	(10)	(242)	91
Total increase (decrease) in net assets	(16)	(19)	(272)	81
Net assets at December 31, 2011	47	267	599	136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(2)	(2)
Total realized gain (loss) on investments and capital gains distributions	(6)	(4)	5	1
Net unrealized appreciation (depreciation) of investments	10	45	103	22
Net increase (decrease) in net assets from operations	4	41	106	21
Changes from principal transactions:				
Total unit transactions	(32)	(20)	60	(12)
Increase (decrease) in net assets derived from principal transactions	(32)	(20)	60	(12)
Total increase (decrease) in net assets	(28)	21	166	9
Net assets at December 31, 2012	$ 19	$ 288	$ 765	$ 145

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Invesco Van Kampen American Franchise Fund - Class I Shares
Net assets at January 1, 2011	$ 7,054	$ 4,363	$ 502	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	309	(14)	24	-
Total realized gain (loss) on investments				
and capital gains distributions	255	(38)	64	-
Net unrealized appreciation (depreciation)				
of investments	72	(814)	(108)	-
Net increase (decrease) in net assets from operations	636	(866)	(20)	-
Changes from principal transactions:				
Total unit transactions	192	(2,470)	(65)	-
Increase (decrease) in net assets derived from				
principal transactions	192	(2,470)	(65)	-
Total increase (decrease) in net assets	828	(3,336)	(85)	-
Net assets at December 31, 2011	7,882	1,027	417	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(3)	43	(4)
Total realized gain (loss) on investments				
and capital gains distributions	616	(9)	7	(4)
Net unrealized appreciation (depreciation)				
of investments	23	140	18	(17)
Net increase (decrease) in net assets from operations	658	128	68	(25)
Changes from principal transactions:				
Total unit transactions	759	370	71	718
Increase (decrease) in net assets derived from				
principal transactions	759	370	71	718
Total increase (decrease) in net assets	1,417	498	139	693
Net assets at December 31, 2012	$ 9,299	$ 1,525	$ 556	$ 693

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2011	$ 1,990	$ 3,507	$ 807
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	73	39	(7)
Total realized gain (loss) on investments and capital gains distributions	158	227	189
Net unrealized appreciation (depreciation) of investments	(547)	(825)	(237)
Net increase (decrease) in net assets from operations	(316)	(559)	(55)
Changes from principal transactions:			
Total unit transactions	31	(616)	(47)
Increase (decrease) in net assets derived from principal transactions	31	(616)	(47)
Total increase (decrease) in net assets	(285)	(1,175)	(102)
Net assets at December 31, 2011	1,705	2,332	705
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	6	(10)	(5)
Total realized gain (loss) on investments and capital gains distributions	177	105	41
Net unrealized appreciation (depreciation) of investments	153	308	94
Net increase (decrease) in net assets from operations	336	403	130
Changes from principal transactions:			
Total unit transactions	(299)	(99)	45
Increase (decrease) in net assets derived from principal transactions	(299)	(99)	45
Total increase (decrease) in net assets	37	304	175
Net assets at December 31, 2012	$ 1,742	$ 2,636	$ 880

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2012, the Account had 130 investment divisions (the "Divisions"), 32 of which invest in independently managed mutual funds and 98 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2012 and related Trusts are as follows:

AIM Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
   American Funds Insurance Series® Growth - Income
     Fund - Class 2
   American Funds Insurance Series® International Fund -

Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
   Federated Capital Appreciation Fund II- Primary Shares
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares

Class 2

Federated Insurance Series (continued):
  Federated Managed Volatility Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation
    Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
  ING BlackRock Inflation Protected Bond
    Portfolio - Institutional Class
  ING BlackRock Inflation Protected Bond
    Portfolio - Service Class
  ING BlackRock Large Cap Growth
    Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional
    Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service
    Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy
    Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income
    Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Institutional Class

Federated Kaufman Fund II - Primary Shares
ING Investors Trust (continued):
  ING Large Cap Value Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service
    Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser
    Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio Service Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Growth and Income Core Portfolio - Initial Class
  ING Invesco Van Kampen Comstock Portfolio - Service
    Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative
    Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Euro STOXX 50® Index Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index
    Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index
    Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Stock
    Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small- & Mid-Cap
    Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Van Kampen Equity Trust II:
  Invesco Van Kampen America Franchise Fund – Class I
    Shares
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
Lord Abbett Series Fund, Inc.:	Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC

During 2012, the following Divisions were closed to contract owners:

AIM Variable Insurance Funds:
   Invesco V.I. Capital Appreciation Fund - Series I
     Shares
ING Investors Trust:
   ING American Funds Growth Portfolio
   ING Artio Foreign Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
Janus Aspen Series:
   Janus Aspen Series Flexible Bond Portfolio -
     Institutional Shares
   Janus Aspen Series Worldwide Portfolio -
     Institutional Shares

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company to the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature and Minimum Guaranteed Withdrawal Benefit, for Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   **Related Party Transactions**

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for a fee at annual rates ranging from 0.08% to 0.95% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Capital Appreciation Fund - Series I Shares	$ 110	$ 801
Invesco V.I. Core Equity Fund - Series I Shares	98	334
American Funds Insurance Series:		
American Funds Insurance Series® Growth-Income Fund - Class 2	4	-
American Funds Insurance Series® International Fund - Class 2	6	-
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	132	383
Federated Insurance Series:		
Federated Capital Appreciation Fund II - Primary Shares	326	866
Federated Fund for U.S. Government Securities II	128	308
Federated High Income Bond Fund II - Primary Shares	321	313
Federated Kaufmann Fund II - Primary Shares	33	342
Federated Managed Volatility Fund II	350	787
Federated Prime Money Fund II	247	616
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	5,334	10,468
Fidelity® VIP Growth Portfolio - Initial Class	585	1,586
Fidelity® VIP High Income Portfolio - Initial Class	36	37
Fidelity® VIP Overseas Portfolio - Initial Class	280	721
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	3,213	19,045
Fidelity® VIP Index 500 Portfolio - Initial Class	973	2,978
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	36	76
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	601	1,112
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class I	3,096	10,870
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class I	27,065	18,557
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	1,006	101
ING American Funds Growth Portfolio	310	10,787
ING American Funds International Portfolio	571	3,306
ING American Funds World Allocation Portfolio - Service Class	297	300
ING Artio Foreign Portfolio - Service Class	84	3,140
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	191	250
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	66	31

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING BlackRock Inflation Protected Bond Portfolio - Service Class	$ 3,223	$ 1,086
ING BlackRock Large Cap Growth Portfolio - Institutional Class	848	3,815
ING Clarion Global Real Estate Portfolio - Institutional Class	524	588
ING Clarion Global Real Estate Portfolio - Service Class	242	189
ING Clarion Real Estate Portfolio - Service Class	854	648
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	402	2,478
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	97	244
ING Franklin Income Portfolio - Service Class	1,293	1,010
ING Franklin Mutual Shares Portfolio - Service Class	94	355
ING Franklin Templeton Founding Strategy Portfolio - Service Class	285	1
ING Global Resources Portfolio - Service Class	767	1,818
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	38	263
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	767	1,342
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,716	1,104
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	530	878
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	112	131
ING Large Cap Growth Portfolio - Institutional Class	12,893	7,711
ING Large Cap Value Portfolio - Institutional Class	699	679
ING Large Cap Value Portfolio - Service Class	614	148
ING Marsico Growth Portfolio - Service Class	128	953
ING MFS Total Return Portfolio - Institutional Class	1,198	6,431
ING MFS Total Return Portfolio - Service Class	177	167
ING MFS Utilities Portfolio - Service Class	288	976
ING PIMCO High Yield Portfolio - Service Class	1,395	913
ING PIMCO Total Return Bond Portfolio - Service Class	3,046	840
ING Pioneer Fund Portfolio - Institutional Class	1,824	2,873
ING Pioneer Mid Cap Value Portfolio - Institutional Class	154	495
ING Pioneer Mid Cap Value Portfolio - Service Class	61	135
ING Retirement Conservative Portfolio - Adviser Class	1,678	589
ING Retirement Growth Portfolio - Adviser Class	208	703
ING Retirement Moderate Growth Portfolio - Adviser Class	321	1,554
ING Retirement Moderate Portfolio - Adviser Class	821	2,594
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,216	2,010
ING T. Rowe Price Equity Income Portfolio - Service Class	822	2,030
ING T. Rowe Price International Stock Portfolio - Service Class	238	1,114
ING Templeton Global Growth Portfolio - Service Class	101	103
ING U.S. Stock Index Portfolio - Service Class	22	16
ING Money Market Portfolio:		
ING Money Market Portfolio - Class I	17,711	31,334
ING Money Market Portfolio - Class S	3	202

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 333	$ 317
ING Baron Growth Portfolio - Service Class	859	903
ING Columbia Small Cap Value II Portfolio - Service Class	12	96
ING Davis New York Venture Portfolio - Service Class	110	326
ING Global Bond Portfolio - Initial Class	3,540	7,743
ING Global Bond Portfolio - Service Class	27	39
ING Growth and Income Core Portfolio - Initial Class	777	2,669
ING Invesco Van Kampen Comstock Portfolio - Service Class	55	142
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	1,654	9,803
ING JPMorgan Mid Cap Value Portfolio - Service Class	371	423
ING Oppenheimer Global Portfolio - Initial Class	1,890	11,827
ING PIMCO Total Return Portfolio - Service Class	2,243	2,365
ING Pioneer High Yield Portfolio - Initial Class	2,636	3,286
ING Solution 2015 Portfolio - Service Class	681	1,989
ING Solution 2025 Portfolio - Service Class	471	198
ING Solution 2035 Portfolio - Service Class	850	273
ING Solution 2045 Portfolio - Service Class	438	282
ING Solution Income Portfolio - Service Class	286	212
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,406	7,552
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,755	5,706
ING Templeton Foreign Equity Portfolio - Initial Class	4,013	3,623
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	564	2,687
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	586	1,860
ING Strategic Allocation Growth Portfolio - Class I	318	900
ING Strategic Allocation Moderate Portfolio - Class I	412	1,432
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	336	534
ING Growth and Income Portfolio - Class I	7,458	34,165
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	160	7,222
ING GET U.S. Core Portfolio - Series 8	103	6,347
ING GET U.S. Core Portfolio - Series 9	121	4,851
ING GET U.S. Core Portfolio - Series 10	83	3,777
ING GET U.S. Core Portfolio - Series 11	74	555
ING GET U.S. Core Portfolio - Series 12	254	1,847
ING GET U.S. Core Portfolio - Series 13	211	1,428
ING GET U.S. Core Portfolio - Series 14	250	1,780
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,331	2,284
ING Euro STOXX 50® Index Portfolio - Class I	5	4
ING Index Plus LargeCap Portfolio - Class I	4,387	14,219
ING Index Plus MidCap Portfolio - Class I	409	1,110
ING Index Plus SmallCap Portfolio - Class I	275	899
ING International Index Portfolio - Class I	639	1,488

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Portfolios, Inc. (continued):		
ING International Index Portfolio - Class S	$ 19	$ 40
ING Russell™ Large Cap Growth Index Portfolio - Class I	960	3,696
ING Russell™ Large Cap Index Portfolio - Class I	2,300	4,496
ING Russell™ Large Cap Value Index Portfolio - Class I	515	1,248
ING Russell™ Large Cap Value Index Portfolio - Class S	33	209
ING Russell™ Mid Cap Growth Index Portfolio - Class S	152	19
ING Russell™ Mid Cap Index Portfolio - Class I	158	55
ING Russell™ Small Cap Index Portfolio - Class I	392	179
ING Small Company Portfolio - Class I	1,636	4,620
ING U.S. Bond Index Portfolio - Class I	268	1,540
ING Variable Products Trust:		
ING International Value Portfolio - Class I	88	234
ING MidCap Opportunities Portfolio - Class I	631	785
ING MidCap Opportunities Portfolio - Class S	570	999
ING SmallCap Opportunities Portfolio - Class I	473	380
ING SmallCap Opportunities Portfolio - Class S	733	592
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	1	10
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	3
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	2
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	106	572
Oppenheimer Variable Account Funds:		
Oppenheimer Global Securities Fund/VA	-	33
Oppenheimer Main Street Fund®/VA	14	34
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	169	111
Oppenheimer Small- & Mid-Cap Growth Fund/VA	1	15
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	2,522	1,267
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	717	304
Pioneer High Yield VCT Portfolio - Class I	179	64
Van Kampen Equity Trust II:		
Invesco Van Kampen American Franchise Fund - Class I Shares	898	184
Wanger Advisors Trust:		
Wanger International	350	488
Wanger Select	190	301
Wanger USA	401	312

7.   Changes in Units

The changes in units outstanding were as follows:

	Year Ended December 31					
	2012			**2011**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	-	69,544	(69,544)	15,217	14,306	911
Invesco V.I. Core Equity Fund - Series I Shares	7,263	28,326	(21,063)	21,396	26,288	(4,892)
American Funds Insurance Series:						
American Funds Insurance Series® Growth-Income Fund - Class 2	243	14	229	130	1	129
American Funds Insurance Series® International Fund - Class 2	428	-	428	189	290	(101)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	5,915	17,613	(11,698)	8,886	8,937	(51)
Federated Insurance Series:						
Federated Capital Appreciation Fund II - Primary Shares	644	67,143	(66,499)	330	95,186	(94,856)
Federated Fund for U.S. Government Securities II	1,325	11,766	(10,441)	535	10,111	(9,576)
Federated High Income Bond Fund II - Primary Shares	531	8,804	(8,273)	436	20,434	(19,998)
Federated Kaufmann Fund II - Primary Shares	2,414	26,992	(24,578)	2,028	22,773	(20,745)
Federated Managed Volatility Fund II	925	33,223	(32,298)	3,099	32,734	(29,635)
Federated Prime Money Fund II	15,645	42,562	(26,917)	10,145	44,318	(34,173)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	92,994	587,452	(494,458)	111,043	655,817	(544,774)
Fidelity® VIP Growth Portfolio - Initial Class	34,745	75,519	(40,774)	106,216	130,964	(24,748)
Fidelity® VIP High Income Portfolio - Initial Class	4,714	5,473	(759)	4,796	2,516	2,280
Fidelity® VIP Overseas Portfolio - Initial Class	17,816	44,479	(26,663)	42,090	76,891	(34,801)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	169,788	781,254	(611,466)	290,750	1,092,971	(802,221)
Fidelity® VIP Index 500 Portfolio - Initial Class	27,779	118,605	(90,826)	9,172	160,897	(151,725)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	-	2,917	(2,917)	2	8,214	(8,212)

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	42,504	69,752	(27,248)	72,034	97,553	(25,519)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	129,992	505,185	(375,193)	73,545	565,666	(492,121)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	1,411,925	1,089,234	322,691	1,090,470	1,341,527	(251,057)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	94,462	7,525	86,937	13,887	1,239	12,648
ING American Funds Growth Portfolio	-	830,482	(830,482)	60,336	217,982	(157,646)
ING American Funds International Portfolio	71,211	271,265	(200,054)	41,596	204,904	(163,308)
ING American Funds World Allocation Portfolio - Service Class	30,191	31,672	(1,481)	45,156	29,607	15,549
ING Artio Foreign Portfolio - Service Class	-	332,624	(332,624)	35,197	111,833	(76,636)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	13,351	18,192	(4,841)	36,898	23,613	13,285
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	3,963	2,570	1,393	2,010	2,276	(266)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	321,888	146,990	174,898	382,799	65,862	316,937
ING BlackRock Large Cap Growth Portfolio - Institutional Class	124,867	430,012	(305,145)	182,118	498,107	(315,989)
ING Clarion Global Real Estate Portfolio - Institutional Class	48,415	55,289	(6,874)	48,445	41,423	7,022
ING Clarion Global Real Estate Portfolio - Service Class	23,190	17,942	5,248	17,972	38,596	(20,624)
ING Clarion Real Estate Portfolio - Service Class	75,517	60,335	15,182	116,558	118,570	(2,012)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	52,437	230,235	(177,798)	49,229	347,519	(298,290)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	7,211	16,452	(9,241)	55,689	75,781	(20,092)
ING Franklin Income Portfolio - Service Class	106,184	96,061	10,123	83,806	83,628	178
ING Franklin Mutual Shares Portfolio - Service Class	21,619	46,581	(24,962)	27,504	64,828	(37,324)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	27,558	147	27,411	-	-	-
ING Global Resources Portfolio - Service Class	90,911	183,875	(92,964)	187,666	277,448	(89,782)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	2,607	21,181	(18,574)	20,007	17,842	2,165
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	68,831	114,679	(45,848)	74,654	148,474	(73,820)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	87,684	64,653	23,031	82,765	246,892	(164,127)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	57,589	68,287	(10,698)	54,044	43,959	10,085

Year Ended December 31

	2012			2011		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	7,463	8,184	(721)	10,624	20,008	(9,384)
ING Large Cap Growth Portfolio - Institutional Class	812,101	517,401	294,700	1,819,968	370,834	1,449,134
ING Large Cap Value Portfolio - Institutional Class	88,403	97,313	(8,910)	394,560	245,491	149,069
ING Large Cap Value Portfolio - Service Class	56,086	13,103	42,983	61,295	18,486	42,809
ING Marsico Growth Portfolio - Service Class	13,067	79,251	(66,184)	68,155	58,922	9,233
ING MFS Total Return Portfolio - Institutional Class	74,970	533,409	(458,439)	65,109	785,093	(719,984)
ING MFS Total Return Portfolio - Service Class	14,531	14,904	(373)	8,023	22,773	(14,750)
ING MFS Utilities Portfolio - Service Class	18,348	56,434	(38,086)	58,369	48,942	9,427
ING PIMCO High Yield Portfolio - Service Class	73,567	59,148	14,419	114,745	159,460	(44,715)
ING PIMCO Total Return Bond Portfolio - Service Class	355,757	150,531	205,226	281,439	81,584	199,855
ING Pioneer Fund Portfolio - Institutional Class	159,149	246,435	(87,286)	170,700	378,458	(207,758)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	16,627	48,891	(32,264)	55,911	108,348	(52,437)
ING Pioneer Mid Cap Value Portfolio - Service Class	10,737	17,704	(6,967)	13,890	34,379	(20,489)
ING Retirement Conservative Portfolio - Adviser Class	186,236	85,256	100,980	92,087	7,975	84,112
ING Retirement Growth Portfolio - Adviser Class	10,211	59,852	(49,641)	63,282	145,617	(82,335)
ING Retirement Moderate Growth Portfolio - Adviser Class	25,361	142,641	(117,280)	33,861	133,475	(99,614)
ING Retirement Moderate Portfolio - Adviser Class	79,556	244,718	(165,162)	29,054	107,883	(78,829)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	333,702	168,539	165,163	281,289	209,242	72,047
ING T. Rowe Price Equity Income Portfolio - Service Class	68,718	171,757	(103,039)	164,728	159,092	5,636
ING T. Rowe Price International Stock Portfolio - Service Class	39,882	109,876	(69,994)	27,044	83,818	(56,774)
ING Templeton Global Growth Portfolio - Service Class	15,649	16,540	(891)	12,241	13,169	(928)
ING U.S. Stock Index Portfolio - Service Class	1,541	1,269	272	97	359	(262)
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	2,485,977	3,430,542	(944,565)	3,377,591	4,498,594	(1,121,003)
ING Money Market Portfolio - Class S	339	20,498	(20,159)	152	3,955	(3,803)

		Year Ended December 31			
	2012			**2011**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	13,330	18,578	(5,248)	34,586	56,034	(21,448)
ING Baron Growth Portfolio - Service Class	65,260	55,040	10,220	77,786	68,832	8,954
ING Columbia Small Cap Value II Portfolio - Service Class	1,124	8,764	(7,640)	14,781	39,496	(24,715)
ING Davis New York Venture Portfolio - Service Class	15,141	33,916	(18,775)	31,001	75,061	(44,060)
ING Global Bond Portfolio - Initial Class	174,481	592,057	(417,576)	466,335	1,054,793	(588,458)
ING Global Bond Portfolio - Service Class	1,553	2,822	(1,269)	12,220	10,046	2,174
ING Growth and Income Core Portfolio - Initial Class	61,414	202,526	(141,112)	54,376	259,975	(205,599)
ING Invesco Van Kampen Comstock Portfolio - Service Class	3,739	9,888	(6,149)	4,869	12,595	(7,726)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	124,002	780,536	(656,534)	87,659	876,271	(788,612)
ING JPMorgan Mid Cap Value Portfolio - Service Class	21,531	22,356	(825)	26,010	20,946	5,064
ING Oppenheimer Global Portfolio - Initial Class	184,541	922,843	(738,302)	208,181	1,029,750	(821,569)
ING PIMCO Total Return Portfolio - Service Class	132,092	157,917	(25,825)	272,110	433,509	(161,399)
ING Pioneer High Yield Portfolio - Initial Class	149,821	248,502	(98,681)	247,160	467,134	(219,974)
ING Solution 2015 Portfolio - Service Class	47,321	158,171	(110,850)	47,230	84,780	(37,550)
ING Solution 2025 Portfolio - Service Class	37,070	19,066	18,004	52,050	66,272	(14,222)
ING Solution 2035 Portfolio - Service Class	67,809	24,421	43,388	139,009	110,203	28,806
ING Solution 2045 Portfolio - Service Class	39,209	26,546	12,663	66,987	12,586	54,401
ING Solution Income Portfolio - Service Class	18,177	16,293	1,884	35,490	19,168	16,322
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	97,486	509,349	(411,863)	178,303	521,793	(343,490)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	107,703	221,472	(113,769)	138,004	234,204	(96,200)
ING Templeton Foreign Equity Portfolio - Initial Class	515,568	453,980	61,588	153,630	513,044	(359,414)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	41,185	187,231	(146,046)	31,619	221,843	(190,224)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	19,132	92,007	(72,875)	79,540	154,595	(75,055)
ING Strategic Allocation Growth Portfolio - Class I	14,472	51,251	(36,779)	67,051	115,931	(48,880)
ING Strategic Allocation Moderate Portfolio - Class I	16,623	79,523	(62,900)	35,976	88,486	(52,510)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	27,619	46,909	(19,290)	175,896	18,832	157,064
ING Growth and Income Portfolio - Class I	265,932	1,536,466	(1,270,534)	1,200,252	2,014,456	(814,204)

| | Year Ended December 31 | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	407	713,147	(712,740)	15,978	156,145	(140,167)
ING GET U.S. Core Portfolio - Series 8	-	627,438	(627,438)	-	102,828	(102,828)
ING GET U.S. Core Portfolio - Series 9	-	473,465	(473,465)	14	114,493	(114,479)
ING GET U.S. Core Portfolio - Series 10	16,394	388,067	(371,673)	-	48,389	(48,389)
ING GET U.S. Core Portfolio - Series 11	36,756	84,161	(47,405)	3	102,528	(102,525)
ING GET U.S. Core Portfolio - Series 12	5,090	160,959	(155,869)	1	288,610	(288,609)
ING GET U.S. Core Portfolio - Series 13	70	119,125	(119,055)	5	237,328	(237,323)
ING GET U.S. Core Portfolio - Series 14	789	151,548	(150,759)	-	191,305	(191,305)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	237,154	480,219	(243,065)	564,707	649,245	(84,538)
ING Euro STOXX 50® Index Portfolio - Class I	470	612	(142)	1,016	274	742
ING Index Plus LargeCap Portfolio - Class I	268,327	943,466	(675,139)	235,375	1,121,868	(886,493)
ING Index Plus MidCap Portfolio - Class I	27,377	56,407	(29,030)	40,970	71,015	(30,045)
ING Index Plus SmallCap Portfolio - Class I	28,566	61,910	(33,344)	40,088	68,350	(28,262)
ING International Index Portfolio - Class I	72,348	132,314	(59,966)	68,758	165,321	(96,563)
ING International Index Portfolio - Class S	1,106	2,795	(1,689)	211	1,255	(1,044)
ING Russell™ Large Cap Growth Index Portfolio - Class I	76,010	259,500	(183,490)	43,631	319,136	(275,505)
ING Russell™ Large Cap Index Portfolio - Class I	163,271	303,342	(140,071)	170,441	541,398	(370,957)
ING Russell™ Large Cap Value Index Portfolio - Class I	34,406	87,480	(53,074)	11,413	120,399	(108,986)
ING Russell™ Large Cap Value Index Portfolio - Class S	2,309	14,663	(12,354)	1,638	20,080	(18,442)
ING Russell™ Mid Cap Growth Index Portfolio - Class S	8,522	927	7,595	31,233	17,134	14,099
ING Russell™ Mid Cap Index Portfolio - Class I	12,048	4,755	7,293	36,162	11,439	24,723
ING Russell™ Small Cap Index Portfolio - Class I	30,750	16,476	14,274	43,184	22,614	20,570
ING Small Company Portfolio - Class I	38,031	179,011	(140,980)	42,453	278,073	(235,620)
ING U.S. Bond Index Portfolio - Class I	19,342	128,665	(109,323)	179,544	86,566	92,978
ING Variable Products Trust:						
ING International Value Portfolio - Class I	5,584	18,991	(13,407)	42,853	63,758	(20,905)
ING MidCap Opportunities Portfolio - Class I	35,732	44,846	(9,114)	58,891	63,462	(4,571)

| | **2012** | | | **2011** | | |
| | Year Ended December 31 | | | | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust (continued):						
ING MidCap Opportunities Portfolio - Class S	47,334	75,558	(28,224)	84,573	75,758	8,815
ING SmallCap Opportunities Portfolio - Class I	32,510	30,315	2,195	86,306	94,192	(7,886)
ING SmallCap Opportunities Portfolio - Class S	53,526	56,774	(3,248)	46,488	83,894	(37,406)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	223	(223)	-	-	-
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	-	67	(67)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	103	(103)	-	-	-
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	55	(55)	-	-	-
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	9,426	42,085	(32,659)	22,816	49,189	(26,373)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities Fund/VA	-	1,419	(1,419)	-	441	(441)
Oppenheimer Main Street Fund®/VA	18,601	20,257	(1,656)	7,437	8,857	(1,420)
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	11,778	7,530	4,248	7,904	26,570	(18,666)
Oppenheimer Small- & Mid-Cap Growth Fund/VA	-	1,034	(1,034)	30,592	21,574	9,018
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	128,444	79,918	48,526	281,211	275,593	5,618
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	84,947	42,156	42,791	96,706	381,991	(285,285)
Pioneer High Yield VCT Portfolio - Class I	9,066	4,322	4,744	11,724	16,469	(4,745)
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	25,393	2,955	22,438	-	-	-
Wanger Advisors Trust:						
Wanger International	19,233	48,718	(29,485)	90,048	87,741	2,307
Wanger Select	13,574	19,961	(6,387)	35,526	74,080	(38,554)
Wanger USA	22,537	19,622	2,915	37,023	41,456	(4,433)

8.   Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares												
2012	118	$10.78	to	$17.62	$ 1,426	0.96%	0.35%	to	1.50%	12.17%	to	13.44%
2011	139	$9.61	to	$15.62	$ 1,485	0.99%	0.35%	to	1.50%	-1.54%	to	-0.38%
2010	144	$9.76	to	$15.78	$ 1,555	0.97%	0.35%	to	1.50%	7.85%	to	9.23%
2009	155	$9.05	to	$14.54	$ 1,552	1.97%	0.35%	to	1.50%	26.40%	to	28.02%
2008	135	$7.16	to	$11.44	$ 1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
American Funds Insurance Series® Growth-Income Fund - Class 2												
2012	-		$15.50		$ 6	-		0.75%			16.54%	
2011	-		$13.30		$ 2	(d)		0.75%			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
American Funds Insurance Series® International Fund - Class 2												
2012	1		$13.94		$ 9	-		0.75%			17.04%	
2011	-		$11.91		$ 2	-		0.75%			-14.62%	
2010	-		$13.95		$ 4	(c)		0.75%			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
Calvert VP SRI Balanced Portfolio												
2012	47	$11.82	to	$28.17	$ 871	1.16%	0.70%	to	1.40%	8.99%	to	9.75%
2011	59	$10.77	to	$25.68	$ 1,023	1.41%	0.70%	to	1.40%	3.09%	to	3.86%
2010	59	$10.37	to	$24.75	$ 962	1.27%	0.70%	to	1.40%	10.60%	to	11.39%
2009	77	$9.31	to	$22.24	$ 1,241	1.99%	0.70%	to	1.50%	23.46%	to	24.32%
2008	100	$7.49	to	$17.89	$ 1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
Federated Capital Appreciation Fund II - Primary Shares												
2012	396	$10.98	to	$11.86	$ 4,688	0.58%	1.25%	to	1.40%	8.61%	to	8.82%
2011	462	$10.09	to	$10.92	$ 5,042	0.76%	1.25%	to	1.40%	-6.67%	to	-6.49%
2010	557	$10.79	to	$11.70	$ 6,511	(c)	1.25%	to	1.40%		(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Fund for U.S. Government Securities II													
2012	46	$20.07			$	933	3.98%	1.40%			1.57%		
2011	57	$19.76			$	1,125	4.36%	1.40%			4.27%		
2010	67	$18.95			$	1,260	4.66%	1.40%			3.72%		
2009	88	$18.27			$	1,615	5.04%	1.40%			3.69%		
2008	109	$17.62			$	1,916	5.00%	1.40%			2.86%		
Federated High Income Bond Fund II - Primary Shares													
2012	137	$29.11	to	$29.89	$	4,002	7.61%	1.25%	to	1.40%	13.05%	to	13.26%
2011	146	$25.75	to	$26.39	$	3,753	9.10%	1.25%	to	1.40%	3.71%	to	3.86%
2010	166	$24.83	to	$25.41	$	4,115	8.19%	1.25%	to	1.40%	13.12%	to	13.29%
2009	197	$21.95	to	$22.43	$	4,314	11.59%	1.25%	to	1.40%	50.76%	to	50.94%
2008	240	$14.56	to	$14.86	$	3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
Federated Kaufmann Fund II - Primary Shares													
2012	130	$12.07			$	1,565	-	1.40%			15.61%		
2011	154	$10.44			$	1,610	1.12%	1.40%			-14.50%		
2010	175	$12.21			$	2,136	(c)	1.40%			(c)		
2009	(c)	(c)				(c)	(c)	(c)			(c)		
2008	(c)	(c)				(c)	(c)	(c)			(c)		
Federated Managed Volatility Fund II													
2012	130	$21.50	to	$22.07	$	2,788	3.08%	1.25%	to	1.40%	11.92%	to	12.09%
2011	162	$19.21	to	$19.69	$	3,112	4.14%	1.25%	to	1.40%	3.34%	to	3.47%
2010	192	$18.59	to	$19.03	$	3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
2009	91	$14.18	to	$17.19	$	1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
2008	112	$11.19	to	$13.57	$	1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
Federated Prime Money Fund II													
2012	86	$9.65	to	$12.97	$	1,113	-	1.25%	to	1.40%	-1.37%	to	-1.33%
2011	113	$9.78	to	$13.15	$	1,482	-	1.25%	to	1.40%	-1.42%	to	-1.21%
2010	147	$9.90	to	$13.34	$	1,959	-	1.25%	to	1.40%	-1.40%		
2009	111	$13.53			$	1,502	0.49%	1.40%			-0.95%		
2008	128	$13.66			$	1,747	2.68%	1.40%			1.11%		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2012	2,416	$11.88	to	$29.82	$ 51,415	3.00%	0.35%	to	1.75%	15.25%	to	16.81%
2011	2,910	$10.19	to	$25.78	$ 52,914	2.39%	0.35%	to	1.75%	-0.79%	to	0.68%
2010	3,455	$10.17	to	$25.89	$ 63,098	1.68%	0.35%	to	1.75%	13.13%	to	14.73%
2009	4,136	$8.89	to	$22.81	$ 65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
2008	5,003	$6.88	to	$17.76	$ 61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
Fidelity® VIP Growth Portfolio - Initial Class												
2012	457	$11.17	to	$23.48	$ 9,570	0.62%	0.35%	to	1.50%	12.96%	to	14.26%
2011	497	$9.81	to	$20.63	$ 9,281	0.38%	0.35%	to	1.50%	-1.29%	to	-0.10%
2010	522	$9.86	to	$20.74	$ 9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%
2009	563	$8.00	to	$16.83	$ 8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
2008	627	$6.28	to	$13.22	$ 7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
Fidelity® VIP High Income Portfolio - Initial Class												
2012	15	$14.69	to	$17.28	$ 238	5.65%	0.80%	to	1.25%	12.83%	to	13.31%
2011	16	$13.02	to	$15.25	$ 222	7.33%	0.80%	to	1.25%	2.68%	to	3.18%
2010	14	$12.68	to	$14.78	$ 187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
2009	16	$11.28	to	$13.09	$ 192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%
2008	8	$7.93	to	$9.16	$ 69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
Fidelity® VIP Overseas Portfolio - Initial Class												
2012	202	$9.18	to	$19.73	$ 3,599	1.90%	0.35%	to	1.50%	18.89%	to	20.33%
2011	229	$7.65	to	$16.46	$ 3,450	1.38%	0.35%	to	1.50%	-18.37%	to	-17.43%
2010	264	$9.31	to	$20.02	$ 4,929	1.23%	0.35%	to	1.50%	11.41%	to	12.69%
2009	324	$8.28	to	$17.84	$ 5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
2008	334	$6.59	to	$14.20	$ 4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2012	3,713	$12.10	to	$39.34	$ 103,676	1.34%	0.35%	to	1.90%	14.18%	to	16.01%
2011	4,325	$10.46	to	$34.14	$ 104,530	0.97%	0.35%	to	1.90%	-4.34%	to	-2.84%
2010	5,127	$10.81	to	$35.52	$ 127,170	1.15%	0.35%	to	1.90%	14.97%	to	16.77%
2009	6,028	$9.29	to	$30.73	$ 126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
2008	6,970	$6.89	to	$22.97	$ 109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Index 500 Portfolio - Initial Class												
2012	704	$23.37	to	$27.47	$ 18,967	2.09%	1.25%	to	1.40%	14.27%	to	14.45%
2011	795	$20.42	to	$24.04	$ 18,731	1.84%	1.25%	to	1.40%	0.63%	to	0.79%
2010	947	$20.26	to	$23.89	$ 22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
2009	1,111	$17.84	to	$21.07	$ 22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$ 21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2012	31		$22.57		$ 708	2.35%		1.40%			4.39%	
2011	34		$21.62		$ 741	2.98%		1.40%			5.82%	
2010	42		$20.43		$ 868	3.48%		1.40%			6.30%	
2009	48		$19.22		$ 914	8.83%		1.40%			14.13%	
2008	52		$16.84		$ 876	4.19%		1.40%			-4.64%	
Franklin Small Cap Value Securities Fund - Class 2												
2012	126	$12.92	to	$22.12	$ 2,681	0.77%	0.70%	to	1.50%	16.60%	to	17.56%
2011	153	$10.99	to	$18.83	$ 2,787	0.71%	0.70%	to	1.50%	-5.17%	to	-4.43%
2010	179	$11.50	to	$19.71	$ 3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
2009	223	$9.03	to	$15.49	$ 3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$ 2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
ING Balanced Portfolio - Class I												
2012	2,537	$10.77	to	$42.36	$ 67,751	3.12%	0.35%	to	2.25%	11.15%	to	13.23%
2011	2,912	$9.69	to	$37.63	$ 68,784	2.77%	0.35%	to	2.25%	-3.49%	to	-1.66%
2010	3,405	$10.04	to	$38.49	$ 81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$ 80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
2008	4,677	$7.72	to	$28.83	$ 81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
ING Intermediate Bond Portfolio - Class I												
2012	5,306	$13.16	to	$104.07	$ 114,638	4.71%	0.35%	to	2.25%	6.97%	to	8.94%
2011	4,984	$12.12	to	$96.19	$ 101,540	4.48%	0.35%	to	2.25%	5.17%	to	7.24%
2010	5,235	$11.35	to	$90.43	$ 101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$ 104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
2008	6,247	$9.39	to	$75.43	$ 100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Asset Allocation Portfolio												
2012	100	$10.71	to	$10.80	$ 1,070	1.01%	0.95%	to	1.45%	13.92%	to	14.41%
2011	13	$9.41	to	$9.44	$ 119	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Portfolio												
2012	546	$9.15	to	$14.73	$ 7,848	1.27%	0.95%	to	1.75%	15.20%	to	16.17%
2011	746	$7.91	to	$12.71	$ 9,304	1.61%	0.95%	to	1.75%	-15.88%	to	-15.24%
2010	910	$14.23	to	$15.04	$ 13,439	0.88%	0.95%	to	1.75%	4.79%	to	5.65%
2009	1,173	$13.47	to	$14.28	$ 16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
2008	1,357	$9.65	to	$10.04	$ 13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
ING American Funds World Allocation Portfolio - Service Class												
2012	14	$9.87	to	$9.94	$ 139	1.44%	0.95%	to	1.40%	11.53%	to	11.94%
2011	16	$8.85	to	$8.88	$ 138	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2012	26	$11.99	to	$15.03	$ 389	0.51%	0.70%	to	1.50%	17.26%	to	17.90%
2011	31	$10.17	to	$12.76	$ 392	0.66%	0.70%	to	1.25%	3.52%	to	3.99%
2010	18	$9.78	to	$12.27	$ 214	-	0.70%	to	1.25%	5.58%	to	6.23%
2009	25	$11.29	to	$11.55	$ 283	-	0.75%	to	1.25%	18.59%	to	19.20%
2008	69	$9.52	to	$9.69	$ 666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class												
2012	29		$12.51		$ 365	0.87%		0.75%			5.93%	
2011	28		$11.81		$ 328	2.56%		0.75%			11.31%	
2010	28		$10.61		$ 297	(c)		0.75%			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Inflation Protected Bond Portfolio - Service Class													
2012	492	$11.18	to	$11.27	$	5,523	0.61%	0.95%	to	1.40%	4.88%	to	5.33%
2011	317	$10.66	to	$10.70	$	3,386	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class													
2012	2,188	$9.16	to	$11.90	$	20,913	0.76%	0.35%	to	1.75%	12.81%	to	14.31%
2011	2,493	$8.12	to	$10.41	$	20,996	0.60%	0.35%	to	1.75%	-2.99%	to	-1.61%
2010	2,809	$8.33	to	$10.58	$	24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$	24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$	21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
ING Clarion Global Real Estate Portfolio - Institutional Class													
2012	158	$11.73	to	$12.15	$	1,906	0.74%	0.70%	to	1.50%	24.26%	to	25.26%
2011	165	$9.44	to	$9.70	$	1,590	3.61%	0.70%	to	1.50%	-6.63%	to	-5.83%
2010	158	$10.11	to	$10.30	$	1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$	1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$	1,087	(a)	0.75%	to	1.50%		(a)	
ING Clarion Global Real Estate Portfolio - Service Class													
2012	89	$12.55	to	$12.94	$	1,133	0.60%	0.95%	to	1.40%	23.89%	to	24.42%
2011	84	$10.13	to	$10.40	$	858	3.30%	0.95%	to	1.40%	-6.64%	to	-6.14%
2010	104	$10.85	to	$11.08	$	1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$	1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$	902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
ING Clarion Real Estate Portfolio - Service Class													
2012	233	$12.49	to	$13.76	$	3,041	0.98%	0.70%	to	1.50%	13.86%	to	14.76%
2011	218	$10.94	to	$11.99	$	2,480	1.30%	0.70%	to	1.50%	7.87%	to	8.74%
2010	220	$10.08	to	$11.03	$	2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$	1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$	1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2012	1,072	$11.41	to	$12.04	$ 12,661	0.86%	0.95%	to	1.75%	12.97%	to	13.80%
2011	1,250	$10.10	to	$10.58	$ 13,010	0.20%	0.95%	to	1.75%	-12.33%	to	-11.54%
2010	1,548	$11.44	to	$11.96	$ 18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
2009	1,736	$9.06	to	$9.39	$ 16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
2008	2,013	$6.62	to	$6.79	$ 13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2012	99	$11.87	to	$16.01	$ 1,551	0.66%	0.70%	to	1.50%	12.93%	to	13.81%
2011	108	$10.43	to	$14.07	$ 1,494	0.23%	0.70%	to	1.50%	-12.26%	to	-11.54%
2010	128	$11.79	to	$15.92	$ 2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
2009	100	$9.25	to	$12.49	$ 1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
2008	91	$8.80	to	$9.04	$ 815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
ING Franklin Income Portfolio - Service Class												
2012	391	$10.57	to	$12.94	$ 4,905	5.65%	0.95%	to	1.75%	10.65%	to	11.55%
2011	381	$9.52	to	$11.60	$ 4,340	5.57%	0.95%	to	1.75%	0.73%	to	1.58%
2010	381	$11.00	to	$11.42	$ 4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%
2009	454	$9.85	to	$10.21	$ 4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%
2008	450	$7.61	to	$7.81	$ 3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
ING Franklin Mutual Shares Portfolio - Service Class												
2012	119	$10.32	to	$11.25	$ 1,317	1.46%	0.95%	to	1.75%	11.53%	to	12.50%
2011	144	$9.22	to	$10.00	$ 1,424	3.63%	0.95%	to	1.75%	-2.53%	to	-1.77%
2010	181	$9.88	to	$10.18	$ 1,831	0.43%	0.95%	to	1.75%	9.66%	to	10.53%
2009	257	$8.97	to	$9.21	$ 2,349	0.14%	0.95%	to	1.90%	24.07%	to	25.31%
2008	258	$7.23	to	$7.35	$ 1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2012	27	$10.37	to	$10.40	$ 284	(e)	1.25%	to	1.40%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class													
2012	461	$8.90	to	$11.51	$	5,085	0.75%	0.70%	to	1.75%	-4.52%	to	-3.47%
2011	554	$9.22	to	$12.01	$	6,365	0.63%	0.70%	to	1.75%	-10.79%	to	-9.78%
2010	644	$10.22	to	$13.41	$	8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
2009	819	$8.46	to	$11.18	$	8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
2008	791	$6.20	to	$8.25	$	6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
ING Invesco Van Kampen Growth and Income Portfolio - Service Class													
2012	56	$11.83	to	$13.25	$	729	1.90%	0.70%	to	1.50%	12.91%	to	13.75%
2011	74	$10.40	to	$11.65	$	854	1.17%	0.70%	to	1.50%	-3.65%	to	-2.80%
2010	72	$10.70	to	$12.00	$	857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
2009	81	$9.58	to	$10.75	$	865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
2008	96	$7.78	to	$8.74	$	835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2012	355	$14.39	to	$18.83	$	5,881	-	0.95%	to	1.40%	17.66%	to	18.25%
2011	401	$11.99	to	$15.98	$	5,594	1.14%	0.95%	to	1.75%	-19.48%	to	-18.82%
2010	474	$14.89	to	$19.74	$	8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
2009	422	$12.49	to	$16.58	$	6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%
2008	378	$7.40	to	$9.76	$	3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class													
2012	335	$11.48	to	$23.50	$	7,616	-	0.70%	to	1.50%	17.35%	to	18.35%
2011	312	$9.70	to	$19.87	$	6,010	0.89%	0.70%	to	1.50%	-19.51%	to	-18.90%
2010	476	$11.96	to	$24.50	$	11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%
2009	403	$10.01	to	$20.52	$	8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
2008	349	$5.87	to	$12.05	$	4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2012	148	$10.43	to	$16.52	$	2,220	0.41%	0.95%	to	1.75%	16.87%	to	17.83%
2011	158	$8.89	to	$14.02	$	2,181	0.66%	0.95%	to	1.75%	-2.78%	to	-1.96%
2010	148	$13.66	to	$14.30	$	2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
2009	178	$10.86	to	$11.36	$	2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
2008	215	$8.69	to	$9.00	$	1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service Class													
2012	13	$13.53	to	$16.32	$	207	-	0.70%	to	1.50%	17.24%	to	17.86%
2011	14	$11.48	to	$13.85	$	187	0.39%	0.70%	to	1.25%	-2.55%	to	-2.05%
2010	23	$11.72	to	$14.15	$	324	-	0.70%	to	1.25%	25.11%	to	25.89%
2009	13	$9.31	to	$11.25	$	143	-	0.70%	to	1.25%	25.74%	to	26.40%
2008	11	$7.37	to	$8.90	$	102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
ING Large Cap Growth Portfolio - Institutional Class													
2012	2,369	$11.94	to	$18.12	$	37,320	0.49%	0.35%	to	1.75%	16.02%	to	17.69%
2011	2,074	$10.27	to	$15.49	$	27,275	0.47%	0.35%	to	1.75%	0.69%	to	1.51%
2010	625	$13.35	to	$15.26	$	8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
2009	707	$11.82	to	$13.45	$	8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
2008	773	$8.40	to	$9.51	$	6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
ING Large Cap Value Portfolio - Institutional Class													
2012	532	$9.39	to	$12.18	$	5,325	2.48%	0.35%	to	1.50%	13.00%	to	14.26%
2011	541	$8.31	to	$10.66	$	4,756	1.39%	0.35%	to	1.50%	1.96%	to	3.19%
2010	392	$8.15	to	$10.33	$	3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
2009	418	$6.93	to	$8.69	$	3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$	3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
ING Large Cap Value Portfolio - Service Class													
2012	86	$11.33	to	$11.44	$	978	2.41%	0.95%	to	1.40%	12.74%	to	13.27%
2011	43	$10.05	to	$10.10	$	431	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Marsico Growth Portfolio - Service Class													
2012	76	$10.04	to	$13.26	$	930	0.48%	0.70%	to	1.50%	10.89%	to	11.74%
2011	142	$9.05	to	$11.87	$	1,571	0.19%	0.70%	to	1.50%	-3.17%	to	-2.38%
2010	133	$10.04	to	$12.16	$	1,523	0.58%	0.75%	to	1.50%	18.14%	to	18.92%
2009	164	$8.38	to	$10.23	$	1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
2008	173	$6.61	to	$7.99	$	1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Institutional Class												
2012	2,333	$12.36	to	$13.16	$ 30,011	2.71%	0.95%	to	1.75%	9.48%	to	10.40%
2011	2,792	$11.29	to	$11.92	$ 32,630	2.65%	0.95%	to	1.75%	0.09%	to	0.85%
2010	3,512	$11.18	to	$11.82	$ 40,810	0.44%	0.95%	to	1.90%	8.02%	to	9.14%
2009	4,367	$10.35	to	$10.83	$ 46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
2008	5,335	$8.93	to	$9.25	$ 48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
ING MFS Total Return Portfolio - Service Class												
2012	61	$11.99	to	$16.01	$ 970	2.48%	0.70%	to	1.25%	9.79%	to	10.34%
2011	61	$13.89	to	$14.51	$ 886	2.53%	0.75%	to	1.25%	0.29%	to	0.83%
2010	76	$13.85	to	$14.39	$ 1,091	0.50%	0.75%	to	1.50%	8.18%	to	9.02%
2009	98	$9.87	to	$13.20	$ 1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
2008	103	$8.43	to	$11.28	$ 1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
ING MFS Utilities Portfolio - Service Class												
2012	118	$12.32	to	$20.51	$ 2,323	2.87%	0.70%	to	1.50%	11.64%	to	12.51%
2011	156	$10.95	to	$18.24	$ 2,770	3.61%	0.70%	to	1.50%	4.77%	to	5.69%
2010	146	$10.36	to	$17.28	$ 2,489	2.62%	0.70%	to	1.50%	12.04%	to	12.87%
2009	148	$9.18	to	$15.31	$ 2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%
2008	187	$6.96	to	$11.62	$ 2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
ING PIMCO High Yield Portfolio - Service Class												
2012	291	$15.81	to	$17.61	$ 4,999	6.32%	0.70%	to	1.50%	12.30%	to	13.25%
2011	277	$13.96	to	$15.56	$ 4,207	7.25%	0.70%	to	1.50%	2.85%	to	3.66%
2010	322	$13.47	to	$15.01	$ 4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
2009	347	$11.87	to	$13.24	$ 4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
2008	199	$8.00	to	$8.93	$ 1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
ING PIMCO Total Return Bond Portfolio - Service Class												
2012	405	$10.73	to	$10.83	$ 4,363	3.74%	0.95%	to	1.45%	7.19%	to	7.76%
2011	200	$10.01	to	$10.05	$ 2,004	(d)	0.95%	to	1.45%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Fund Portfolio - Institutional Class													
2012	613	$10.56	to	$12.72	$	7,594	1.53%	0.75%	to	2.25%	8.06%	to	9.65%
2011	700	$9.67	to	$11.62	$	7,951	1.45%	0.75%	to	2.25%	-6.42%	to	-5.06%
2010	908	$10.23	to	$12.26	$	10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$	11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$	10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
ING Pioneer Mid Cap Value Portfolio - Institutional Class													
2012	174	$10.76	to	$11.38	$	1,956	1.13%	0.70%	to	1.50%	9.57%	to	10.49%
2011	206	$9.82	to	$10.30	$	2,100	1.43%	0.70%	to	1.50%	-6.30%	to	-5.50%
2010	259	$10.48	to	$10.90	$	2,795	1.11%	0.70%	to	1.50%	16.44%	to	17.33%
2009	284	$9.00	to	$9.29	$	2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$	2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
ING Pioneer Mid Cap Value Portfolio - Service Class													
2012	52	$10.64	to	$10.97	$	561	0.88%	0.95%	to	1.40%	9.47%	to	9.92%
2011	59	$9.53	to	$9.98	$	579	1.13%	0.95%	to	1.75%	-6.66%	to	-5.85%
2010	79	$10.21	to	$10.60	$	831	0.89%	0.95%	to	1.75%	15.89%	to	16.74%
2009	82	$8.81	to	$9.08	$	737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$	700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
ING Retirement Conservative Portfolio - Adviser Class													
2012	185	$10.69	to	$10.77	$	1,983	2.90%	0.95%	to	1.40%	6.37%	to	6.85%
2011	84	$10.05	to	$10.08	$	846	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Retirement Growth Portfolio - Adviser Class													
2012	404	$10.24	to	$11.36	$	4,536	2.35%	0.95%	to	1.40%	11.34%	to	11.92%
2011	453	$9.19	to	$10.15	$	4,575	0.89%	0.95%	to	1.40%	-2.52%	to	-2.12%
2010	536	$10.31	to	$10.37	$	5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$	5,625	(b)	0.95%	to	1.90%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Moderate Growth Portfolio - Adviser Class												
2012	394	$10.33	to	$11.61	$ 4,529	2.78%	0.95%	to	1.40%	10.10%	to	10.47%
2011	511	$9.38	to	$10.51	$ 5,336	0.97%	0.95%	to	1.40%	-1.33%	to	-0.85%
2010	611	$10.54	to	$10.60	$ 6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$ 7,664	(b)	0.95%	to	1.75%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Portfolio - Adviser Class												
2012	428	$10.49	to	$11.83	$ 5,002	3.18%	0.95%	to	1.40%	8.70%	to	9.23%
2011	593	$9.65	to	$10.83	$ 6,382	1.37%	0.95%	to	1.40%	0.66%	to	1.12%
2010	672	$10.65	to	$10.71	$ 7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$ 9,028	(b)	0.95%	to	1.90%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2012	1,065	$10.84	to	$16.16	$ 15,801	1.69%	0.70%	to	1.50%	12.79%	to	13.77%
2011	900	$9.61	to	$14.22	$ 12,364	1.91%	0.70%	to	1.50%	1.35%	to	2.11%
2010	828	$11.38	to	$13.93	$ 11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$ 11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
2008	861	$7.59	to	$9.30	$ 7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2012	335	$11.22	to	$17.96	$ 5,210	1.92%	0.70%	to	1.50%	15.47%	to	16.32%
2011	438	$9.68	to	$15.44	$ 5,626	2.00%	0.70%	to	1.50%	-2.41%	to	-1.50%
2010	432	$9.77	to	$15.76	$ 5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$ 6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
2008	476	$7.02	to	$11.30	$ 4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
ING T. Rowe Price International Stock Portfolio - Service Class												
2012	255	$9.54	to	$14.56	$ 3,179	0.27%	0.70%	to	1.50%	17.02%	to	17.92%
2011	325	$8.09	to	$12.35	$ 3,476	3.52%	0.70%	to	1.50%	-13.67%	to	-13.01%
2010	382	$9.30	to	$14.20	$ 4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$ 5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$ 5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class													
2012	33	$10.32	to	$10.64	$	349	1.86%	0.95%	to	1.40%	20.00%	to	20.63%
2011	34	$8.60	to	$8.82	$	297	1.60%	0.95%	to	1.40%	-7.03%	to	-6.67%
2010	35	$9.25	to	$9.45	$	327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
2009	56	$8.54	to	$8.85	$	489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
2008	66	$6.58	to	$6.76	$	438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
ING U.S. Stock Index Portfolio - Service Class													
2012	5		$13.49		$	70	1.57%		0.75%			14.61%	
2011	5		$11.77		$	57	1.71%		0.75%			0.86%	
2010	5		$11.67		$	60	(c)		0.75%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Money Market Portfolio - Class I													
2012	5,212	$9.84	to	$16.03	$	68,966	0.03%	0.35%	to	1.75%	-1.71%	to	-0.30%
2011	6,156	$9.91	to	$16.15	$	82,585	0.00%	0.35%	to	1.75%	-1.77%	to	-0.40%
2010	7,277	$9.97	to	$16.27	$	97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
2009	10,475	$10.02	to	$16.35	$	140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
2008	15,397	$10.06	to	$16.42	$	207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
ING Money Market Portfolio - Class S													
2012	8		$9.77		$	74	-		0.75%			-0.71%	
2011	28		$9.84		$	273	-		0.75%			-0.71%	
2010	32		$9.91		$	313	(c)		0.75%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING American Century Small-Mid Cap Value Portfolio - Service Class													
2012	104	$14.28	to	$23.02	$	1,878	1.11%	0.35%	to	1.25%	14.91%	to	15.94%
2011	110	$12.36	to	$19.97	$	1,740	0.95%	0.35%	to	1.25%	-4.36%	to	-3.46%
2010	131	$13.00	to	$20.82	$	2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
2009	91	$10.69	to	$17.22	$	1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%
2008	106	$10.76	to	$12.82	$	1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Growth Portfolio - Service Class													
2012	258	$10.84	to	$24.25	$	4,561	-	0.70%	to	1.50%	17.89%	to	18.82%
2011	248	$9.18	to	$20.46	$	3,850	-	0.70%	to	1.50%	0.69%	to	1.54%
2010	239	$9.99	to	$20.21	$	3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$	3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$	2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
ING Columbia Small Cap Value II Portfolio - Service Class													
2012	38	$10.89	to	$11.38	$	419	0.23%	0.75%	to	1.40%	12.62%	to	13.35%
2011	45	$9.67	to	$10.04	$	446	0.52%	0.75%	to	1.40%	-4.07%	to	-3.37%
2010	70	$10.08	to	$10.39	$	719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$	663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$	761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
ING Davis New York Venture Portfolio - Service Class													
2012	182	$10.05	to	$15.06	$	2,062	0.29%	0.70%	to	1.50%	10.60%	to	11.44%
2011	201	$9.05	to	$13.54	$	2,042	1.03%	0.70%	to	1.50%	-6.12%	to	-5.31%
2010	245	$9.64	to	$14.34	$	2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$	2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$	2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
ING Global Bond Portfolio - Initial Class													
2012	2,338	$12.76	to	$15.08	$	34,048	5.98%	0.35%	to	2.25%	5.47%	to	7.53%
2011	2,756	$11.91	to	$14.09	$	37,677	7.33%	0.35%	to	2.25%	1.43%	to	3.33%
2010	3,344	$11.57	to	$13.70	$	44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$	43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
2008	4,539	$8.33	to	$9.88	$	44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
ING Global Bond Portfolio - Service Class													
2012	10		$14.22		$	137	4.95%		1.25%			6.28%	
2011	11		$13.38		$	146	13.79%		1.25%			2.22%	
2010	9		$13.09		$	115	2.69%		1.25%			14.12%	
2009	9		$11.47		$	108	6.45%		1.25%			19.85%	
2008	2		$9.57		$	16	5.56%		1.25%			-16.85%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Core Portfolio - Initial Class												
2012	746	$6.34	to	$30.51	$ 11,450	0.43%	0.70%	to	1.75%	7.28%	to	8.53%
2011	887	$5.91	to	$28.13	$ 12,298	0.75%	0.70%	to	1.75%	-14.60%	to	-13.75%
2010	1,092	$6.92	to	$32.62	$ 17,212	1.50%	0.70%	to	1.75%	9.49%	to	10.66%
2009	1,201	$6.24	to	$29.51	$ 17,350	1.13%	0.70%	to	1.90%	42.02%	to	43.73%
2008	1,334	$4.39	to	$20.54	$ 13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2012	58	$12.38	to	$16.98	$ 862	1.19%	0.70%	to	1.50%	16.82%	to	17.79%
2011	64	$10.51	to	$14.45	$ 813	1.37%	0.70%	to	1.50%	-3.51%	to	-2.78%
2010	72	$10.81	to	$14.90	$ 937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$ 1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$ 1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2012	3,462	$12.54	to	$14.03	$ 47,507	2.28%	0.35%	to	1.75%	10.85%	to	12.31%
2011	4,118	$11.20	to	$12.56	$ 50,725	2.13%	0.35%	to	1.75%	-2.86%	to	-1.39%
2010	4,907	$11.40	to	$12.82	$ 61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$ 66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$ 67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2012	110	$13.83	to	$24.13	$ 2,176	0.74%	0.35%	to	1.50%	18.26%	to	19.63%
2011	111	$11.60	to	$20.29	$ 1,872	0.88%	0.35%	to	1.50%	0.29%	to	1.47%
2010	106	$11.47	to	$20.12	$ 1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$ 1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$ 1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
ING Oppenheimer Global Portfolio - Initial Class												
2012	5,210	$12.32	to	$15.31	$ 77,309	1.28%	0.35%	to	1.90%	19.40%	to	21.26%
2011	5,948	$10.20	to	$12.70	$ 73,458	1.50%	0.35%	to	1.90%	-9.84%	to	-8.41%
2010	6,770	$11.18	to	$13.96	$ 92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$ 91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
2008	8,892	$7.00	to	$8.78	$ 76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Service Class												
2012	810	$13.07	to	$16.94	$ 13,448	2.88%	0.70%	to	1.50%	6.32%	to	7.13%
2011	836	$12.20	to	$15.82	$ 12,993	2.59%	0.70%	to	1.50%	1.73%	to	2.52%
2010	997	$11.90	to	$15.44	$ 15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$ 14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%
2008	776	$9.96	to	$12.94	$ 9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
ING Pioneer High Yield Portfolio - Initial Class												
2012	1,074	$15.45	to	$17.44	$ 17,097	6.01%	0.70%	to	1.75%	14.19%	to	15.46%
2011	1,172	$13.53	to	$15.12	$ 16,258	5.71%	0.70%	to	1.75%	-2.45%	to	-1.40%
2010	1,392	$13.82	to	$15.34	$ 19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$ 19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
2008	1,746	$7.22	to	$7.83	$ 12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
ING Solution 2015 Portfolio - Service Class												
2012	167	$11.60	to	$12.98	$ 2,108	5.72%	0.70%	to	1.50%	9.77%	to	10.69%
2011	278	$10.48	to	$11.73	$ 3,208	3.04%	0.70%	to	1.50%	-2.19%	to	-1.41%
2010	316	$10.63	to	$11.90	$ 3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$ 3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
2008	280	$7.92	to	$8.88	$ 2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
ING Solution 2025 Portfolio - Service Class												
2012	219	$11.36	to	$12.73	$ 2,664	2.61%	0.35%	to	1.50%	11.81%	to	12.99%
2011	201	$10.09	to	$11.31	$ 2,159	1.93%	0.35%	to	1.50%	-4.53%	to	-3.40%
2010	215	$10.48	to	$11.75	$ 2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$ 2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
2008	186	$7.43	to	$8.34	$ 1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
ING Solution 2035 Portfolio - Service Class												
2012	368	$11.30	to	$12.87	$ 4,430	2.07%	0.35%	to	1.25%	13.67%	to	14.64%
2011	325	$9.89	to	$11.27	$ 3,402	1.59%	0.35%	to	1.25%	-5.79%	to	-4.92%
2010	296	$10.44	to	$11.90	$ 3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$ 2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
2008	157	$7.20	to	$8.22	$ 1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class													
2012	154	$11.07	to	$12.87	$	1,784	1.93%	0.70%	to	1.50%	13.76%	to	14.72%
2011	141	$9.65	to	$11.23	$	1,424	1.18%	0.35%	to	1.50%	-6.56%	to	-5.41%
2010	87	$10.25	to	$11.92	$	940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$	1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%
2008	99	$6.95	to	$8.10	$	764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
ING Solution Income Portfolio - Service Class													
2012	93	$11.92	to	$13.07	$	1,197	5.11%	0.70%	to	1.25%	8.45%	to	9.01%
2011	91	$10.94	to	$11.99	$	1,072	3.38%	0.70%	to	1.25%	-0.94%	to	-0.36%
2010	74	$10.98	to	$12.04	$	879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$	1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
2008	144	$8.67	to	$9.52	$	1,349	1.53%	0.70%	to	0.75%	-17.29%		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2012	2,619	$12.90	to	$16.23	$	41,061	0.50%	0.35%	to	1.75%	14.15%	to	15.68%
2011	3,031	$11.18	to	$14.11	$	41,422	0.34%	0.35%	to	1.75%	-5.45%	to	-4.06%
2010	3,375	$11.70	to	$14.79	$	48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$	42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
2008	4,178	$6.30	to	$8.01	$	32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
ING T. Rowe Price Growth Equity Portfolio - Initial Class													
2012	1,093	$10.75	to	$34.50	$	29,888	0.16%	0.35%	to	1.50%	17.13%	to	18.53%
2011	1,207	$9.17	to	$29.43	$	28,652	-	0.35%	to	1.50%	-2.57%	to	-1.45%
2010	1,303	$10.93	to	$30.17	$	32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$	31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
2008	1,613	$6.64	to	$18.58	$	25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
ING Templeton Foreign Equity Portfolio - Initial Class													
2012	1,929	$8.67	to	$10.34	$	17,443	1.57%	0.35%	to	1.90%	16.53%	to	18.44%
2011	1,868	$7.44	to	$8.73	$	14,333	1.94%	0.35%	to	1.90%	-13.59%	to	-12.26%
2010	2,227	$8.61	to	$9.95	$	19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$	21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
2008	2,911	$6.22	to	$6.93	$	18,241	(a)	0.70%	to	1.90%	(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class													
2012	838	$7.58	to	$18.01	$	12,210	0.94%	0.70%	to	1.75%	11.47%	to	12.65%
2011	984	$6.80	to	$15.99	$	12,801	1.09%	0.70%	to	1.75%	-4.23%	to	-3.23%
2010	1,174	$7.10	to	$16.53	$	15,770	0.88%	0.70%	to	1.75%	11.46%	to	12.69%
2009	1,402	$6.28	to	$14.68	$	16,616	1.39%	0.70%	to	1.90%	29.22%	to	30.74%
2008	1,676	$4.86	to	$11.23	$	15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
ING Strategic Allocation Conservative Portfolio - Class I													
2012	357	$12.08	to	$22.50	$	6,993	2.74%	0.70%	to	1.50%	10.68%	to	11.54%
2011	430	$10.83	to	$20.19	$	7,590	4.58%	0.70%	to	1.50%	0.28%	to	1.12%
2010	505	$10.71	to	$19.98	$	8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
2009	544	$9.71	to	$18.12	$	8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%
2008	600	$8.30	to	$15.49	$	8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
ING Strategic Allocation Growth Portfolio - Class I													
2012	421	$9.90	to	$22.30	$	7,948	1.54%	0.35%	to	2.25%	12.37%	to	14.57%
2011	457	$8.81	to	$19.54	$	7,550	2.72%	0.35%	to	2.25%	-5.06%	to	-3.28%
2010	506	$9.28	to	$20.28	$	8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%
2009	574	$8.39	to	$18.07	$	8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
2008	711	$6.85	to	$14.54	$	8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
ING Strategic Allocation Moderate Portfolio - Class I													
2012	530	$10.74	to	$22.25	$	9,615	2.15%	0.35%	to	2.25%	11.07%	to	13.23%
2011	592	$9.67	to	$19.73	$	9,597	3.47%	0.35%	to	2.25%	-2.72%	to	-0.94%
2010	645	$9.94	to	$19.99	$	10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
2009	673	$9.08	to	$17.98	$	10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
2008	770	$7.62	to	$14.87	$	9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
ING Growth and Income Portfolio - Class A													
2012	138		$11.55		$	1,591	1.38%		1.25%			13.79%	
2011	157		$10.15		$	1,594	(d)		1.25%			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2012	8,089	$8.10	to	$331.80	$ 198,559	1.82%	0.35%	to	2.25%	13.29%	to	15.30%
2011	9,359	$7.15	to	$289.30	$ 198,743	1.24%	0.35%	to	2.25%	-2.59%	to	-0.57%
2010	10,173	$7.34	to	$292.82	$ 225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$ 215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$ 186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
ING GET U.S. Core Portfolio - Series 11												
2012	317	$9.86	to	$10.45	$ 3,254	2.09%	1.45%	to	2.25%	-2.76%	to	-1.97%
2011	364	$10.14	to	$10.66	$ 3,827	2.21%	1.45%	to	2.25%	-1.46%	to	-0.56%
2010	466	$10.29	to	$10.72	$ 4,945	2.57%	1.45%	to	2.25%	2.49%	to	3.28%
2009	586	$10.04	to	$10.38	$ 6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$ 8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
ING GET U.S. Core Portfolio - Series 12												
2012	756	$9.96	to	$10.64	$ 7,902	2.33%	1.45%	to	2.40%	-1.78%	to	-0.84%
2011	912	$10.14	to	$10.73	$ 9,642	2.51%	1.45%	to	2.40%	-1.36%	to	-0.37%
2010	1,201	$10.28	to	$10.77	$ 12,788	2.80%	1.45%	to	2.40%	3.21%	to	4.26%
2009	1,522	$9.96	to	$10.33	$ 15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$ 20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
ING GET U.S. Core Portfolio - Series 13												
2012	844	$10.20	to	$10.54	$ 8,765	2.13%	1.45%	to	1.95%	-2.21%	to	-1.77%
2011	963	$10.43	to	$10.73	$ 10,208	2.20%	1.45%	to	1.95%	-0.19%	to	0.37%
2010	1,200	$10.45	to	$10.69	$ 12,706	2.55%	1.45%	to	1.95%	4.60%	to	5.01%
2009	1,430	$9.89	to	$10.18	$ 14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$ 19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
ING GET U.S. Core Portfolio - Series 14												
2012	566	$10.14	to	$10.75	$ 6,018	2.86%	1.45%	to	2.40%	-2.59%	to	-1.65%
2011	716	$10.41	to	$10.93	$ 7,759	3.00%	1.45%	to	2.40%	0.77%	to	1.67%
2010	908	$10.33	to	$10.75	$ 9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$ 12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%
2008	2,041	$10.24	to	$10.44	$ 21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Science and Technology Opportunities Portfolio - Class I													
2012	973	$4.75	to	$16.65	$	4,911	0.19%	0.70%	to	1.75%	5.96%	to	7.19%
2011	1,216	$4.46	to	$15.58	$	5,733	-	0.70%	to	1.75%	-12.04%	to	-11.01%
2010	1,300	$5.06	to	$17.57	$	6,924	-	0.70%	to	1.75%	16.52%	to	17.75%
2009	1,248	$4.33	to	$14.96	$	5,656	-	0.70%	to	1.90%	49.83%	to	51.79%
2008	1,247	$2.88	to	$9.89	$	3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
ING Euro STOXX 50® Index Portfolio - Class I													
2012	4		$9.43		$	40	5.41%		0.75%			21.52%	
2011	4		$7.76		$	34	2.94%		0.75%			-17.62%	
2010	4		$9.42		$	34	(c)		0.75%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Plus LargeCap Portfolio - Class I													
2012	4,010	$8.79	to	$23.27	$	62,530	1.68%	0.35%	to	2.25%	11.81%	to	14.01%
2011	4,686	$7.82	to	$20.48	$	64,463	1.92%	0.35%	to	2.25%	-2.21%	to	-0.38%
2010	5,572	$7.84	to	$20.66	$	77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
2009	7,031	$7.02	to	$18.26	$	84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
2008	8,508	$5.80	to	$14.93	$	79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
ING Index Plus MidCap Portfolio - Class I													
2012	374	$12.45	to	$28.40	$	9,658	0.92%	0.35%	to	1.50%	15.93%	to	17.30%
2011	403	$10.65	to	$24.32	$	8,915	0.81%	0.35%	to	1.50%	-2.62%	to	-1.46%
2010	433	$10.85	to	$24.80	$	9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
2009	494	$8.96	to	$20.51	$	9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
2008	527	$6.85	to	$15.69	$	7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
ING Index Plus SmallCap Portfolio - Class I													
2012	186	$12.12	to	$20.01	$	3,348	0.61%	0.35%	to	1.50%	10.71%	to	11.98%
2011	219	$10.86	to	$17.95	$	3,572	0.76%	0.35%	to	1.50%	-2.20%	to	-1.08%
2010	248	$11.02	to	$18.23	$	4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
2009	293	$9.03	to	$14.96	$	3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
2008	313	$7.28	to	$12.08	$	3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class I													
2012	627	$8.00	to	$15.31	$	7,856	2.86%	0.70%	to	1.75%	16.65%	to	17.88%
2011	687	$6.84	to	$13.02	$	7,623	2.73%	0.70%	to	1.75%	-13.75%	to	-12.75%
2010	784	$7.91	to	$14.96	$	10,272	3.55%	0.70%	to	1.75%	5.96%	to	7.06%
2009	989	$7.44	to	$14.01	$	11,857	-	0.70%	to	1.90%	25.89%	to	26.77%
2008	36	$5.91	to	$5.94	$	211	(a)	0.75%	to	1.50%		(a)	
ING International Index Portfolio - Class S													
2012	1		$13.68		$	16	4.00%		1.25%			17.02%	
2011	3		$11.69		$	34	2.30%		1.25%			-13.54%	
2010	4		$13.52		$	53	2.11%		1.25%			6.29%	
2009	3		$12.72		$	42	(b)		1.25%			(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Growth Index Portfolio - Class I													
2012	1,669	$13.76	to	$16.58	$	25,455	1.21%	0.70%	to	1.75%	12.48%	to	13.72%
2011	1,853	$12.11	to	$14.60	$	24,962	1.27%	0.70%	to	1.75%	2.39%	to	3.48%
2010	2,128	$11.71	to	$14.18	$	27,852	0.66%	0.70%	to	1.90%	10.67%	to	11.92%
2009	2,458	$11.71	to	$12.73	$	28,908	(b)	0.75%	to	1.90%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Index Portfolio - Class I													
2012	907	$10.25	to	$16.71	$	14,334	2.54%	0.70%	to	2.25%	12.97%	to	14.70%
2011	1,047	$9.00	to	$14.60	$	14,736	1.78%	0.75%	to	2.25%	0.29%	to	1.76%
2010	1,418	$8.91	to	$14.37	$	19,011	3.38%	0.70%	to	2.25%	9.70%	to	11.43%
2009	1,651	$8.06	to	$12.93	$	20,115	-	0.70%	to	2.25%	22.17%	to	22.71%
2008	96	$6.63	to	$6.65	$	641	(a)	0.75%	to	1.25%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class I													
2012	473	$12.75	to	$15.94	$	7,317	1.90%	0.75%	to	1.75%	14.18%	to	15.28%
2011	526	$11.06	to	$13.84	$	7,094	1.74%	0.75%	to	1.75%	-0.95%	to	0.09%
2010	635	$11.05	to	$13.86	$	8,621	1.52%	0.75%	to	1.75%	9.45%	to	10.35%
2009	812	$12.47	to	$12.56	$	10,184	(b)	0.95%	to	1.90%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Value Index Portfolio - Class S													
2012	82	$15.54	to	$15.63	$	1,276	1.72%	1.25%	to	1.40%	14.35%	to	14.51%
2011	94	$13.59	to	$13.65	$	1,283	1.55%	1.25%	to	1.40%	-0.88%	to	-0.66%
2010	113	$13.71	to	$13.74	$	1,547	1.41%	1.25%	to	1.40%	9.59%	to	9.74%
2009	125	$12.51	to	$12.52	$	1,568	(b)	1.25%	to	1.40%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S													
2012	45	$17.39	to	$17.88	$	795	0.29%	0.75%	to	1.50%	13.73%	to	14.69%
2011	37	$15.29	to	$15.59	$	576	0.64%	0.75%	to	1.50%	-3.65%	to	-2.93%
2010	23	$15.87	to	$16.06	$	367	-	0.75%	to	1.50%	23.98%	to	24.88%
2009	8	$12.80	to	$12.86	$	101	(b)	0.75%	to	1.50%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Index Portfolio - Class I													
2012	55	$11.34	to	$14.48	$	667	1.03%	0.75%	to	1.25%	15.60%	to	16.21%
2011	48	$9.81	to	$12.46	$	500	1.58%	0.75%	to	1.25%	-3.06%	to	-2.63%
2010	23	$10.12	to	$12.80	$	260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
2009	19	$8.18	to	$8.25	$	159	-	0.75%	to	1.25%		39.12%	
2008	5		$5.93		$	29	(a)		0.75%			(a)	
ING Russell™ Small Cap Index Portfolio - Class I													
2012	67	$11.79	to	$13.99	$	831	0.71%	0.75%	to	1.25%	14.58%	to	15.17%
2011	53	$10.29	to	$12.15	$	571	1.06%	0.75%	to	1.25%	-5.16%	to	-4.63%
2010	33	$10.77	to	$12.74	$	373	-	0.75%	to	1.50%	24.86%	to	25.46%
2009	14	$8.69	to	$8.76	$	123	-	0.75%	to	1.25%		25.68%	
2008	5		$6.97		$	35	(a)		0.75%			(a)	
ING Small Company Portfolio - Class I													
2012	927	$12.53	to	$36.16	$	25,858	0.41%	0.35%	to	1.90%	12.32%	to	14.13%
2011	1,068	$11.02	to	$31.82	$	26,266	0.41%	0.35%	to	1.90%	-4.35%	to	-2.87%
2010	1,304	$11.38	to	$32.87	$	33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
2009	1,495	$9.21	to	$26.63	$	30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
2008	1,717	$7.27	to	$21.03	$	27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Bond Index Portfolio - Class I													
2012	101	$11.56	to	$12.66	$	1,220	1.66%	0.70%	to	1.50%	2.31%	to	3.12%
2011	211	$11.21	to	$12.28	$	2,504	2.21%	0.70%	to	1.50%	5.59%	to	6.50%
2010	118	$10.54	to	$11.53	$	1,305	2.83%	0.70%	to	1.50%	4.79%	to	5.39%
2009	63	$10.65	to	$10.94	$	675	3.37%	0.70%	to	1.25%	4.51%	to	5.09%
2008	9	$10.19	to	$10.22	$	96	(a)	0.75%	to	1.25%		(a)	
ING International Value Portfolio - Class I													
2012	105	$8.55	to	$14.90	$	1,399	2.56%	0.70%	to	1.50%	17.41%	to	18.32%
2011	118	$7.23	to	$12.61	$	1,333	2.68%	0.70%	to	1.50%	-16.21%	to	-15.54%
2010	139	$8.56	to	$14.97	$	1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
2009	248	$8.41	to	$14.75	$	3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
2008	338	$6.66	to	$11.71	$	3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
ING MidCap Opportunities Portfolio - Class I													
2012	102	$14.14	to	$19.25	$	1,899	0.53%	0.70%	to	1.50%	12.78%	to	13.39%
2011	111	$12.47	to	$22.17	$	1,849	-	0.70%	to	1.25%	-1.77%	to	-1.19%
2010	116	$12.62	to	$22.49	$	1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%
2009	40	$9.75	to	$13.30	$	523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
2008	54	$6.94	to	$9.47	$	498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
ING MidCap Opportunities Portfolio - Class S													
2012	219	$9.98	to	$16.46	$	3,372	0.41%	0.95%	to	1.40%	12.26%	to	12.82%
2011	247	$8.89	to	$14.59	$	3,438	-	0.95%	to	1.45%	-2.26%	to	-1.75%
2010	238	$14.14	to	$14.85	$	3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
2009	264	$10.61	to	$11.53	$	2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
2008	336	$7.67	to	$8.26	$	2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
ING SmallCap Opportunities Portfolio - Class I													
2012	71	$11.98	to	$21.13	$	898	-	0.70%	to	1.25%	13.77%	to	14.42%
2011	69	$10.53	to	$18.52	$	767	-	0.70%	to	1.25%	-0.38%	to	0.17%
2010	77	$10.57	to	$18.54	$	852	-	0.70%	to	1.25%	30.66%	to	31.40%
2009	38	$8.09	to	$14.14	$	320	-	0.70%	to	1.25%	29.44%	to	30.13%
2008	67	$6.25	to	$10.89	$	522	-	0.70%	to	1.25%	-35.30%	to	-34.97%

131

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class S												
2012	208	$10.42	to	$11.47	$ 2,297	-	0.95%	to	1.45%	13.19%	to	13.79%
2011	211	$9.19	to	$10.08	$ 2,075	-	0.95%	to	1.45%	-0.83%	to	-0.40%
2010	249	$9.63	to	$10.12	$ 2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
2009	264	$7.21	to	$7.74	$ 2,004	-	0.95%	to	1.75%	28.52%	to	29.43%
2008	320	$5.55	to	$5.98	$ 1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2012	-		$43.50		$ 7	-		0.75%			12.78%	
2011	-		$38.57		$ 14	-		0.75%			0.86%	
2010	-		$38.24		$ 14	-		0.75%			7.60%	
2009	-		$35.54		$ 13	6.90%		0.75%			24.92%	
2008	1		$28.45		$ 16	-		0.75%			-16.45%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2012	-		$37.70		-	-		0.75%			16.43%	
2011	-		$32.38		-	-		0.75%			-2.18%	
2010	-	$29.69	to	$33.10	$ 2	-	0.75%	to	1.50%	23.97%	to	24.91%
2009	-	$23.95	to	$26.50	$ 2	-	0.75%	to	1.50%	42.64%	to	43.79%
2008	-	$16.79	to	$18.43	$ 1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC												
2012	126	$12.25	to	$17.97	$ 1,878	0.61%	0.35%	to	1.50%	12.88%	to	14.09%
2011	159	$10.77	to	$15.83	$ 2,073	0.22%	0.35%	to	1.50%	-5.45%	to	-4.37%
2010	185	$11.30	to	$16.65	$ 2,550	0.39%	0.35%	to	1.50%	23.52%	to	25.05%
2009	189	$9.07	to	$13.40	$ 2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
2008	222	$7.21	to	$10.69	$ 2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
Oppenheimer Global Securities Fund/VA												
2012	1		$27.14		$ 19	-		0.75%			20.35%	
2011	2		$22.55		$ 47	1.82%		0.75%			-8.96%	
2010	3		$24.77		$ 63	1.60%		0.75%			15.10%	
2009	3		$21.52		$ 62	1.83%		0.75%			38.75%	
2008	3		$15.51		$ 47	1.53%		0.75%			-40.64%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Fund®/VA													
2012	24	$11.17	to	$13.39	$	288	1.08%	0.80%	to	1.25%	15.39%	to	15.93%
2011	26	$9.68	to	$11.55	$	267	0.72%	0.80%	to	1.25%	-1.33%	to	-0.77%
2010	27	$9.81	to	$11.64	$	286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
2009	31	$8.55	to	$10.11	$	288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
2008	35	$6.75	to	$7.94	$	255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA													
2012	50	$13.03	to	$15.40	$	765	0.59%	0.70%	to	1.50%	16.23%	to	17.18%
2011	46	$11.12	to	$13.15	$	599	0.68%	0.70%	to	1.50%	-3.62%	to	-2.88%
2010	65	$11.45	to	$13.55	$	871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
2009	53	$9.34	to	$11.06	$	586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
2008	47	$6.86	to	$8.12	$	382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
Oppenheimer Small- & Mid-Cap Growth Fund/VA													
2012	13	$10.41	to	$13.26	$	145	-	0.80%	to	1.25%	15.03%	to	15.51%
2011	14	$9.05	to	$11.48	$	136	-	0.80%	to	1.25%	-0.11%	to	0.35%
2010	5	$9.06	to	$11.44	$	55	-	0.80%	to	1.25%	25.83%	to	26.41%
2009	26	$7.20	to	$9.05	$	195	-	0.80%	to	1.25%	30.91%	to	31.54%
2008	5	$5.50	to	$6.88	$	37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
PIMCO Real Return Portfolio - Administrative Class													
2012	562	$13.55	to	$16.74	$	9,299	1.07%	0.70%	to	1.50%	7.10%	to	7.97%
2011	513	$12.55	to	$15.51	$	7,882	4.86%	0.70%	to	1.50%	10.07%	to	10.87%
2010	508	$11.32	to	$14.00	$	7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
2009	671	$10.54	to	$13.04	$	8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
2008	532	$8.97	to	$11.10	$	5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
Pioneer Emerging Markets VCT Portfolio - Class I													
2012	172	$8.54	to	$8.93	$	1,525	0.63%	0.70%	to	1.25%	10.57%	to	11.21%
2011	129	$7.68	to	$8.03	$	1,027	0.30%	0.70%	to	1.50%	-24.51%	to	-23.96%
2010	414	$10.10	to	$10.56	$	4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%
2009	308	$8.78	to	$9.18	$	2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
2008	196	$5.06	to	$5.30	$	1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I													
2012	35	$14.11	to	$16.44	$	556	9.87%	0.70%	to	1.50%	14.40%	to	15.21%
2011	30	$12.25	to	$14.27	$	417	6.31%	0.70%	to	1.50%	-3.16%	to	-2.31%
2010	35	$12.54	to	$14.63	$	502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$	551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$	308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
Invesco Van Kampen American Franchise Fund - Class I Shares													
2012	22	$9.80	to	$36.08	$	693	(e)	0.70%	to	1.25%		(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
Wanger International													
2012	163	$10.25	to	$11.89	$	1,742	1.22%	0.70%	to	1.50%	19.74%	to	20.71%
2011	193	$8.56	to	$9.85	$	1,705	4.82%	0.70%	to	1.50%	-15.91%	to	-15.16%
2010	191	$10.18	to	$11.61	$	1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$	1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
2008	72	$5.63	to	$6.29	$	406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
Wanger Select													
2012	163	$11.43	to	$16.29	$	2,636	0.44%	0.70%	to	1.50%	16.74%	to	17.59%
2011	170	$9.72	to	$13.86	$	2,332	2.16%	0.70%	to	1.50%	-18.91%	to	-18.25%
2010	208	$11.89	to	$16.96	$	3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$	2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
2008	212	$5.73	to	$8.19	$	1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
Wanger USA													
2012	53	$13.22	to	$16.95	$	880	0.38%	0.70%	to	1.50%	18.15%	to	19.11%
2011	50	$11.10	to	$14.23	$	705	-	0.70%	to	1.50%	-4.88%	to	-4.15%
2010	55	$11.58	to	$14.86	$	807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$	432	-	0.70%	to	1.50%	40.12%	to	41.26%
2008	27	$6.69	to	$8.60	$	231	-	0.70%	to	1.50%	-40.59%	to	-40.11%

(a) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

| | As of December 31, | |
	2012	2011
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $18,458.7 at 2012 and $16,577.9 at 2011)	$ 20,690.8	$ 18,134.6
Fixed maturities, at fair value using the fair value option	544.7	511.9
Equity securities, available-for-sale, at fair value (cost of $129.3 at 2012 and $131.8 at 2011)	142.8	144.9
Short-term investments	679.8	216.8
Mortgage loans on real estate, net of valuation allowance of $1.3 at 2012 and 2011	2,872.7	2,373.5
Loan - Dutch State obligation	—	417.0
Policy loans	240.9	245.9
Limited partnerships/corporations	179.6	510.6
Derivatives	512.7	446.6
Securities pledged (amortized cost of $207.2 at 2012 and $572.5 at 2011)	219.7	593.7
Total investments	26,083.7	23,595.5
Cash and cash equivalents	363.4	217.1
Short-term investments under securities loan agreement, including collateral delivered	186.1	524.8
Accrued investment income	273.0	260.2
Receivable for securities sold	3.9	16.7
Reinsurance recoverable	2,153.7	2,276.3
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	695.0	947.2
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	—	648.0
Due from affiliates	99.8	52.9
Property and equipment	81.8	84.7
Other assets	101.1	56.3
Assets held in separate accounts	53,655.3	45,295.2
Total assets	$ 83,871.8	$ 74,149.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2012 and 2011)
(In millions, except share data)

| | As of December 31, | |
	2012	2011
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 24,191.2	$ 23,062.3
Payable for securities purchased	—	3.3
Payables under securities loan agreement, including collateral held	353.2	634.8
Long-term debt	4.9	4.9
Due to affiliates	95.1	126.0
Derivatives	346.8	360.1
Current income tax payable to Parent	32.1	1.3
Deferred income taxes	507.1	355.2
Other liabilities	424.7	330.5
Liabilities related to separate accounts	53,655.3	45,295.2
Total liabilities	79,610.4	70,173.6
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,217.2	4,533.0
Accumulated other comprehensive income	1,023.0	747.5
Retained earnings (deficit)	(981.6)	(1,307.0)
Total shareholder's equity	4,261.4	3,976.3
Total liabilities and shareholder's equity	$ 83,871.8	$ 74,149.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

		Years Ended December 31,				
		2012		2011		2010
Revenues:						
Net investment income	$	1,348.8	$	1,420.9	$	1,342.3
Fee income		648.8		614.0		583.5
Premiums		36.0		33.9		67.3
Broker-dealer commission revenue		225.5		218.3		220.0
Net realized capital gains (losses):						
Total other-than-temporary impairments		(14.1)		(116.8)		(199.2)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(3.2)		(9.5)		(52.1)
Net other-than-temporary impairments recognized in earnings		(10.9)		(107.3)		(147.1)
Other net realized capital gains (losses)		70.2		(108.5)		128.3
Total net realized capital gains (losses)		59.3		(215.8)		(18.8)
Other revenue		—		14.5		33.3
Total revenues		2,318.4		2,085.8		2,227.6
Benefits and expenses:						
Interest credited and other benefits to contract owners		746.7		763.4		769.2
Operating expenses		696.5		692.0		789.8
Broker-dealer commission expense		225.5		218.3		220.0
Net amortization of deferred policy acquisition costs and value of business acquired		131.1		94.2		(41.2)
Interest expense		2.0		2.6		2.9
Total benefits and expenses		1,801.8		1,770.5		1,740.7
Income (loss) before income taxes		516.6		315.3		486.9
Income tax expense (benefit)		191.2		(5.0)		109.0
Net income (loss)	$	325.4	$	320.3	$	377.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,					
	2012		**2011**		**2010**	
Net income (loss)	$	325.4	$	320.3	$	377.9
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		408.7		483.8		465.6
Other-than-temporary impairments		10.6		21.3		(12.7)
Pension and other post-employment benefit liability		(2.2)		7.6		(1.4)
Other comprehensive income (loss), before tax		417.1		512.7		451.5
Income tax benefit (expense) related to items of other comprehensive income (loss)		(141.6)		(155.7)		(77.3)
Other comprehensive income (loss), after tax		275.5		357.0		374.2
Comprehensive income (loss)	$	600.9	$	677.3	$	752.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2010 - Before change in method	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1
Cumulative effect of changes in accounting:					
Deferred policy acquisition costs	—	—	13.9	(375.9)	(362.0)
Actuarial gains (losses) for pension and post-retirement benefit plans	—	—	17.4	(17.4)	—
Balance at January 1, 2010 - As reported	2.8	4,528.2	16.3	(2,005.2)	2,542.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	377.9	377.9
Other comprehensive income (loss), after tax	—	—	374.2	—	374.2
Total comprehensive income (loss)					752.1
Dividends paid and return of capital distribution	—	(203.0)	—	—	(203.0)
Employee related benefits	—	0.8	—	—	0.8
Balance at December 31, 2010	2.8	4,326.0	390.5	(1,627.3)	3,092.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	320.3	320.3
Other comprehensive income (loss), after tax	—	—	357.0	—	357.0
Total comprehensive income (loss)					677.3
Contribution of capital	—	201.0	—	—	201.0
Employee related benefits	—	6.0	—	—	6.0
Balance at December 31, 2011	2.8	4,533.0	747.5	(1,307.0)	3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and distribution of capital	—	(340.0)	—	—	(340.0)
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	$ 2.8	$ 4,217.2	$ 1,023.0	$ (981.6)	$ 4,261.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Operating Activities:			
Net income (loss)	$ 325.4	$ 320.3	$ 377.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(88.1)	(88.9)	(93.9)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	133.1	97.7	(37.3)
Net accretion/amortization of discount/premium	20.7	37.0	44.3
Future policy benefits, claims reserves and interest credited	569.9	639.0	608.8
Deferred income tax expense (benefit)	9.5	(65.3)	33.6
Net realized capital (gains) losses	(59.3)	215.8	18.8
Depreciation	3.5	3.5	3.4
Change in:			
Accrued investment income	(12.8)	(19.7)	(23.3)
Reinsurance recoverable	122.6	79.6	74.0
Other receivables and asset accruals	(44.8)	(3.5)	(86.0)
Due to/from affiliates	(77.8)	54.3	17.2
Other payables and accruals	125.0	(91.9)	85.5
Other, net	60.9	(64.8)	(36.1)
Net cash provided by operating activities	1,087.8	1,113.1	986.9
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,868.7	6,468.5	6,340.3
Equity securities, available-for-sale	2.4	63.1	12.9
Mortgage loans on real estate	492.2	332.8	179.2
Limited partnerships/corporations	339.4	93.0	87.2
Acquisition of:			
Fixed maturities	(5,484.7)	(7,662.0)	(7,383.5)
Equity securities, available-for-sale	(0.7)	(5.7)	(16.7)
Mortgage loans on real estate	(991.3)	(863.1)	(147.2)
Limited partnerships/corporations	(46.1)	(68.5)	(85.5)
Derivatives, net	(36.4)	(78.6)	(147.3)
Policy loans, net	5.0	7.1	1.7
Short-term investments, net	(463.0)	5.3	313.1
Loan-Dutch State obligation, net	416.8	122.4	134.7
Collateral received	57.1	105.3	4.7
Purchases of fixed assets, net	(0.6)	(0.8)	—
Net cash used in investing activities	(1,841.2)	(1,481.2)	(706.4)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

		2012		2011		2010
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,884.3	$	3,115.4	$	2,022.2
Maturities and withdrawals from investment contracts		(2,292.6)		(2,403.6)		(2,309.7)
Short-term loans to affiliates, net		648.0		(343.9)		(16.9)
Short-term repayments of repurchase agreements, net		—		(214.7)		214.6
Dividends paid and return of capital distribution		(340.0)		—		(203.0)
Capital contribution from parent		—		201.0		—
Net cash provided by (used in) financing activities		899.7		354.2		(292.8)
Net increase (decrease) in cash and cash equivalents		146.3		(13.9)		(12.3)
Cash and cash equivalents, beginning of year		217.1		231.0		243.3
Cash and cash equivalents, end of year	$	363.4	$	217.1	$	231.0
Supplemental cash flow information:						
Income taxes paid	$	170.1	$	108.4	$	0.6
Interest paid		—		0.3		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $(1.1) and $(6.3), (decreased) increased Other net realized capital gains (losses) by $(216.1) and $9.3, decreased Other revenue by $(6.0) and $(1.4), and (decreased) increased Interest credited and other benefits to contract owners by $(223.2) and $1.6, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting Changes

Employee Benefit Plans

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans. Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable. The Company has elected to immediately recognize actuarial gains and losses in the Consolidated Statements of Operations in the year in which the gains and losses occur. The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses. These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively. The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $17.4, net of tax. In addition, the impact of this change on the Company's Net income was an increase (decrease) of $1.0, $(7.2) and $(3.8) for the years ended December 31, 2012, 2011 and 2010, respectively. The impact of this change as of December 31, 2012 and 2011, respectively, is an additional decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $27.4 and $28.4, net of tax.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to Accumulated other comprehensive income ("AOCI").

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk that the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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(i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan - Dutch State Obligation: The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
Generally, the Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these DAC and VOBA balances and the present value of future deferrable acquisition costs.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates.

Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, benefit utilization, inflation and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.0%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts.

Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 6.5% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

Guarantees

The Company records reserves for product guarantees, which can be either assets or liabilities, for contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The Company incorporates nonperformance risk in the calculation of the fair value of these guarantees.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Short-term and long-term debt are carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Revenues from investment-type and payout contracts without life contingencies, and FIA consist primarily of fees assessed against the contract owner account balance for mortality and policy administration and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses from GMDBs. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.1 billion and $2.2 billion as of December 31, 2012 and 2011, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets.

The Company utilizes a reinsurance agreement to manage reserve and capital requirements in connection with a portion of its deferred annuities business. This agreement is accounted for under the deposit method.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows, as the guidance is consistent with that previously applied by the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the FASB issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification™ ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Consolidated Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Consolidated Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02, that were adopted by the Company on July 1, 2011, (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011, and are included in the Investments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Consolidation and Business Combinations

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services-Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities" ("ASU 2009-17"), which amends the consolidation guidance for VIEs, as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIEs activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidations (ASC Topic 810): Amendments for Certain Investment Funds" ("ASU 2010-10"), which defers to ASU 2009-17 for a reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities. The Company has determined that all of its managed funds, with the exception of certain CLOs, qualify for the deferral.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted, prospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income. The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Consolidated Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Consolidated Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,011.5	$ 135.6	$ 0.5	$ —	$ 1,146.6	$ —
U.S. government agencies and authorities	379.4	17.6	—	—	397.0	—
State, municipalities and political subdivisions	77.2	15.9	—	—	93.1	—
U.S. corporate securities	9,438.0	1,147.4	11.1	—	10,574.3	2.0
Foreign securities[1]:						
Government	439.7	57.4	1.1	—	496.0	—
Other	4,570.0	501.3	15.3	—	5,056.0	—
Total foreign securities	5,009.7	558.7	16.4	—	5,552.0	—
Residential mortgage-backed securities:						
Agency	1,679.5	181.5	3.4	33.7	1,891.3	0.6
Non-Agency	390.9	70.0	14.7	20.0	466.2	17.4
Total Residential mortgage-backed securities	2,070.4	251.5	18.1	53.7	2,357.5	18.0
Commercial mortgage-backed securities	748.7	90.6	0.2	—	839.1	4.4
Other asset-backed securities	475.7	26.6	6.7	—	495.6	3.1
Total fixed maturities, including securities pledged	19,210.6	2,243.9	53.0	53.7	21,455.2	27.5
Less: Securities pledged	207.2	13.0	0.5	—	219.7	—
Total fixed maturities	19,003.4	2,230.9	52.5	53.7	21,235.5	27.5
Equity securities	129.3	13.6	0.1	—	142.8	—
Total fixed maturities and equity securities investments	$ 19,132.7	$ 2,244.5	$ 52.6	$ 53.7	$ 21,378.3	$ 27.5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,096.6	$ 135.0	$ —	$ —	$ 1,231.6	$ —
U.S. government agencies and authorities	379.7	31.0	—	—	410.7	—
State, municipalities and political subdivisions	95.1	10.9	—	—	106.0	—
U.S. corporate securities	8,166.9	770.8	31.1	—	8,906.6	—
Foreign securities[1]:						
Government	308.5	39.8	3.1	—	345.2	—
Other	4,352.5	328.8	38.4	—	4,642.9	—
Total foreign securities	4,661.0	368.6	41.5	—	4,988.1	—
Residential mortgage-backed securities:						
Agency	1,442.0	218.7	3.4	39.4	1,696.7	0.7
Non-Agency	513.4	66.7	49.5	19.8	550.4	28.8
Total Residential mortgage-backed securities	1,955.4	285.4	52.9	59.2	2,247.1	29.5
Commercial mortgage-backed securities	866.1	51.0	5.8	—	911.3	4.4
Other asset-backed securities	441.5	19.4	22.1	—	438.8	4.2
Total fixed maturities, including securities pledged	17,662.3	1,672.1	153.4	59.2	19,240.2	38.1
Less: Securities pledged	572.5	22.4	1.2	—	593.7	—
Total fixed maturities	17,089.8	1,649.7	152.2	59.2	18,646.5	38.1
Equity securities	131.8	13.1	—	—	144.9	—
Total fixed maturities and equity securities investments	$ 17,221.6	$ 1,662.8	$ 152.2	$ 59.2	$ 18,791.4	$ 38.1

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	853.5	$	880.9
After one year through five years		3,953.8		4,249.9
After five years through ten years		5,700.3		6,339.8
After ten years		5,408.2		6,292.4
Mortgage-backed securities		2,819.1		3,196.6
Other asset-backed securities		475.7		495.6
Fixed maturities, including securities pledged	$	19,210.6	$	21,455.2

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity. As of December 31, 2011, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
2012								
Communications	$	1,154.1	$	161.4	$	0.9	$	1,314.6
Financial		1,859.3		240.1		10.9		2,088.5
Industrial and other companies		7,883.1		850.9		6.9		8,727.1
Utilities		2,715.4		349.8		7.3		3,057.9
Transportation		396.1		46.5		0.4		442.2
Total	$	14,008.0	$	1,648.7	$	26.4	$	15,630.3
2011								
Communications	$	1,108.8	$	116.3	$	2.0	$	1,223.1
Financial		1,948.9		133.2		39.6		2,042.5
Industrial and other companies		6,577.6		559.0		20.7		7,115.9
Utilities		2,527.2		259.2		6.4		2,780.0
Transportation		356.9		31.9		0.8		388.0
Total	$	12,519.4	$	1,099.6	$	69.5	$	13,549.5

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

2012 and 2011, approximately 41.8% and 41.1%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $180.2 and $515.8, respectively and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $186.1 and $524.8, respectively, and is recorded in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2012 and 2011, liabilities to return collateral of $186.1 and $524.8, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $1.3 and $0.9 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including Residential Mortgage-backed Securities ("RMBS"), Commercial Mortgage-backed Securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. The Company's involvement with these entities is limited

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and does not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012								
U.S. Treasuries	$ 300.0	$ 0.5	$ —	$ —	$ —	$ —	$ 300.0	$ 0.5
U.S. corporate, state and municipalities	479.8	6.8	22.5	0.9	49.4	3.4	551.7	11.1
Foreign	166.8	4.7	7.8	0.5	87.7	11.2	262.3	16.4
Residential mortgage-backed	68.7	1.6	7.2	0.3	132.4	16.2	208.3	18.1
Commercial mortgage-backed	7.5	0.1	1.6	—	2.5	0.1	11.6	0.2
Other asset-backed	15.6	—	—	—	34.2	6.7	49.8	6.7
Total	$1,038.4	$ 13.7	$ 39.1	$ 1.7	$ 306.2	$ 37.6	$ 1,383.7	$ 53.0
2011								
U.S. Treasuries	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	595.1	22.8	46.5	3.0	52.9	5.3	694.5	31.1
Foreign	435.3	19.1	49.9	4.6	169.5	17.8	654.7	41.5
Residential mortgage-backed	49.4	1.6	97.0	5.2	175.4	46.1	321.8	52.9
Commercial mortgage-backed	28.3	1.8	69.0	2.5	8.9	1.5	106.2	5.8
Other asset-backed	32.6	0.2	4.9	1.3	44.1	20.6	81.6	22.1
Total	$1,140.7	$ 45.5	$ 267.3	$ 16.6	$ 450.8	$ 91.3	$ 1,858.8	$ 153.4

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 89.1% and 83.2% of the average book value as of December 31, 2012 and 2011, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
Six months or less below amortized cost	$ 1,110.8	$ 15.2	$ 19.3	$ 3.9	141	10
More than six months and twelve months or less below amortized cost	49.5	1.5	2.6	0.4	31	2
More than twelve months below amortized cost	198.1	61.6	6.2	20.6	99	28
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40
2011						
Six months or less below amortized cost	$ 1,197.2	$ 60.1	$ 46.9	$ 16.9	256	31
More than six months and twelve months or less below amortized cost	270.3	25.1	13.9	9.1	52	9
More than twelve months below amortized cost	355.6	103.9	26.7	39.9	129	37
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
U.S. Treasuries	$ 300.5	$ —	$ 0.5	$ —	2	—
U.S. corporate, state and municipalities	558.1	4.7	9.1	2.0	82	2
Foreign	242.7	36.0	5.7	10.7	38	8
Residential mortgage-backed	201.2	25.2	10.2	7.9	124	24
Commercial mortgage-backed	11.8	—	0.2	—	8	—
Other asset-backed	44.1	12.4	2.4	4.3	17	6
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40
2011						
U.S. Treasuries	$ —	$ —	$ —	$ —	—	—
U.S. corporate, state and municipalities	717.7	7.9	28.8	2.3	119	3
Foreign	670.5	25.7	31.9	9.6	122	7
Residential mortgage-backed	276.5	98.2	19.0	33.9	119	47
Commercial mortgage-backed	110.1	1.9	5.4	0.4	16	1
Other asset-backed	48.3	55.4	2.4	19.7	61	19
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity securities investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used if no rating is available as permitted by the NAIC. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organization ("ARO") for marketable fixed maturities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P") and Fitch Ratings Ltd. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

loans to customers who have strong credit profiles but lack some elements, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $61.2 and $6.2, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $59.1 and $21.7, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Subprime Mortgage-backed Securities					
NAIC Designation		**ARO Ratings**		**Vintage**	
2012					
1	67.8 %	AAA	3.2 %	2007	8.0 %
2	3.2 %	AA	—	2006	6.0 %
3	19.6 %	A	16.2 %	2005 and prior	86.0 %
4	8.7 %	BBB	21.5 %		100.0 %
5	0.5 %	BB and below	59.1 %		
6	0.2 %		100.0 %		
	100.0 %				
2011					
1	75.8 %	AAA	7.5 %	2007	9.1 %
2	5.3 %	AA	—	2006	4.5 %
3	9.3 %	A	13.0 %	2005 and prior	86.4 %
4	9.4 %	BBB	33.7 %		100.0 %
5	—	BB and below	45.8 %		
6	0.2 %		100.0 %		
	100.0 %				

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $106.0 and $9.5, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $111.4 and $19.6, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Alt-A Mortgage-backed Securities		
	NAIC Designation	**ARO Ratings**	**Vintage**
2012			
1	33.4 %	AAA	0.2 %	2007	13.8 %
2	12.4 %	AA	1.4 %	2006	29.3 %
3	21.0 %	A	3.4 %	2005 and prior	56.9 %
4	30.3 %	BBB	5.6 %		100.0 %
5	2.3 %	BB and below	89.4 %		
6	0.6 %		100.0 %		
	100.0 %				
2011					
1	39.9 %	AAA	0.3 %	2007	12.0 %
2	14.9 %	AA	3.1 %	2006	28.3 %
3	14.7 %	A	13.1 %	2005 and prior	59.7 %
4	21.1 %	BBB	4.6 %		100.0 %
5	4.7 %	BB and below	78.9 %		
6	4.7 %		100.0 %		
	100.0 %				

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $839.1 and $911.3, respectively and Other ABS, excluding subprime exposure, totaled $435.6 and $381.0, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $0.2 and $5.8, respectively and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.6 and $0.7, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total CMBS				
	NAIC Designation		**ARO Ratings**		**Vintage**
2012					
1	99.9 %	AAA	54.1 %	2007	28.7 %
2	—	AA	17.1 %	2006	20.4 %
3	0.1 %	A	8.4 %	2005 and prior	50.9 %
4	—	BBB	5.3 %		100.0 %
5	—	BB and below	15.1 %		
6	—		100.0 %		
	100.0 %				
2011					
1	97.4 %	AAA	63.7 %	2007	23.4 %
2	0.9 %	AA	1.4 %	2006	18.2 %
3	0.7 %	A	21.1 %	2005 and prior	58.4 %
4	1.0 %	BBB	4.0 %		100.0 %
5	—	BB and below	9.8 %		
6	—		100.0 %		
	100.0 %				

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 47.0%, 5.6% and 26.9%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 49.3%, 5.5% and 17.2%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Other ABS				
	NAIC Designation		**ARO Ratings**		**Vintage**
2012					
1	98.3 %	AAA	88.4 %	2012	21.4 %
2	1.6 %	AA	1.9 %	2011	12.2 %
3	0.1 %	A	8.0 %	2010	5.7 %
4	—	BBB	1.6 %	2009	0.3 %
5	—	BB and below	0.1 %	2008	9.5 %
6	—		100.0 %	2007	22.9 %
	100.0 %			2006	6.1 %
				2005 and prior	21.9 %
					100.0 %
2011					
1	95.0 %	AAA	82.7 %	2011	14.3 %
2	4.7 %	AA	1.2 %	2010	7.3 %
3	—	A	8.4 %	2009	0.4 %
4	0.3 %	BBB	7.4 %	2008	11.7 %
5	—	BB and below	0.3 %	2007	30.3 %
6	—		100.0 %	2006	6.8 %
	100.0 %			2005 and prior	29.2 %
					100.0 %

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012, the Company did not have any troubled debt restructurings. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$ 2,874.0	$ 2,374.8
Collective valuation allowance	(1.3)	(1.3)
Total net commercial mortgage loans	$ 2,872.7	$ 2,373.5

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$ 1.3	$ 1.3
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1.3	$ 1.3

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of December 31, 2012 and 2011:

	2012	2011
Impaired loans with allowances for losses	$ —	$ —
Impaired loans without allowances for losses	5.6	5.8
Subtotal	5.6	5.8
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 5.6	$ 5.8
Unpaid principal balance of impaired loans	$ 7.1	$ 7.3

The following table presents information on impaired loans as of December 31, 2012 and 2011:

	2012	2011
Impaired loans, average investment during the period	$ 5.7	$ 7.7

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on interest income recognized on impaired and restructured loans for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$ 0.4	$ 0.6	$ 0.9
Interest income recognized on impaired loans, on a cash basis	0.4	0.6	1.0

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Loan-to-Value Ratio:		
0% - 50%	$ 501.3	$ 552.4
50% - 60%	768.9	771.5
60% - 70%	1,491.6	908.2
70% - 80%	96.4	125.2
80% and above	15.8	17.5
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,114.4	$ 1,600.1
1.25x - 1.5x	390.5	408.1
1.0x - 1.25x	293.1	286.7
Less than 1.0x	76.0	79.9
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 564.1	19.6 %	$ 514.7	21.7 %
South Atlantic	561.0	19.5 %	412.0	17.3 %
Middle Atlantic	332.7	11.6 %	325.9	13.7 %
East North Central	337.8	11.8 %	285.6	12.0 %
West South Central	460.4	16.0 %	358.4	15.1 %
Mountain	214.5	7.5 %	191.2	8.0 %
West North Central	205.2	7.1 %	98.9	4.2 %
New England	119.1	4.1 %	94.2	4.0 %
East South Central	79.2	2.8 %	93.9	4.0 %
Total Commercial mortgage loans	$ 2,874.0	100.0 %	$ 2,374.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Industrial	$ 1,035.2	36.0 %	$ 956.4	40.3 %
Retail	824.0	28.7 %	544.7	22.9 %
Office	427.0	14.8 %	351.5	14.8 %
Apartments	298.7	10.4 %	281.7	11.9 %
Hotel/Motel	92.1	3.2 %	132.7	5.6 %
Mixed use	34.2	1.2 %	0.9	0.0 %
Other	162.8	5.7 %	106.9	4.5 %
Total Commercial mortgage loans	$ 2,874.0	100.0 %	$ 2,374.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Year of Origination:		
2012	$ 939.0	$ —
2011	836.9	857.9
2010	124.0	161.9
2009	73.0	92.6
2008	119.0	137.2
2007	102.3	202.1
2006 and prior	679.8	923.1
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ —	—	$ —	—	$ 1.7	1
U.S. corporate	2.9	3	20.4	17	6.6	24
Foreign[1]	0.8	3	27.8	50	42.4	20
Residential mortgage-backed	6.0	33	8.2	38	14.8	53
Commercial mortgage-backed	—	—	28.2	8	20.5	8
Other asset-backed	1.2	4	22.7	53	58.5	42
Limited partnerships	—	—	—	—	1.6	4
Equity securities	—	—	—	—	— *	1
Mortgage loans on real estate	—	—	—	—	1.0	1
Total	$ 10.9	43	$ 107.3	166	$ 147.1	154

[1] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $9.1, $17.6 and $48.4 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.8, $89.7 and $98.7, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ —	—	$ —	—	$ 1.7	1
U.S. corporate	0.2	1	20.4	17	6.7	24
Foreign[1]	0.8	3	23.7	46	28.5	15
Residential mortgage-backed	0.7	3	1.6	7	8.6	18
Commercial mortgage-backed	—	—	22.9	8	16.2	6
Other asset-backed	0.1	1	21.1	50	37.0	26
Total	$ 1.8	8	$ 89.7	128	$ 98.7	90

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $1.2 billion and $1.9 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$ 19.4	$ 50.7	$ 46.0
Additional credit impairments:			
On securities not previously impaired	1.5	0.9	12.0
On securities previously impaired	3.7	6.7	11.7
Reductions:			
Securities intent impaired	—	(8.7)	(5.9)
Securities sold, matured, prepaid or paid down	(4.6)	(30.2)	(13.1)
Balance at December 31	$ 20.0	$ 19.4	$ 50.7

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$ 1,222.5	$ 1,224.2	$ 1,182.4
Equity securities, available-for-sale	7.5	13.6	15.3
Mortgage loans on real estate	143.5	118.1	104.0
Policy loans	13.2	13.7	13.3
Short-term investments and cash equivalents	1.4	0.8	0.8
Other	6.8	95.5	68.0
Gross investment income	1,394.9	1,465.9	1,383.8
Less: Investment expenses	46.1	45.0	41.5
Net investment income	$ 1,348.8	$ 1,420.9	$ 1,342.3

As of December 31, 2012 and December 31, 2011, the Company did not have any investments in fixed maturities which produced no investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012		**2011**		**2010**	
Fixed maturities, available-for-sale, including securities pledged	$	67.5	$	112.6	$	38.7
Fixed maturities, at fair value option		(124.2)		(60.6)		(39.2)
Equity securities, available-for-sale		(0.2)		7.4		4.1
Derivatives		1.3		(64.3)		(44.6)
Embedded derivative - fixed maturities		(5.5)		4.9		8.0
Embedded derivative - product guarantees		120.4		(216.1)		9.3
Other investments		—		0.3		4.9
Net realized capital gains (losses)	$	59.3	$	(215.8)	$	(18.8)
After-tax net realized capital gains (losses)	$	38.5	$	(53.3)	$	1.5

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012		**2011**		**2010**	
Proceeds on sales	$	2,887.1	$	5,596.3	$	5,312.9
Gross gains		88.7		249.0		213.6
Gross losses		(12.7)		(33.6)		(27.8)

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Consolidated Balance Sheets and changes in fair value are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting:						
Cash flow hedges:						
Interest rate contracts	$ 1,000.0	$ 215.4	$ —	$ 1,000.0	$ 173.9	$ —
Derivatives: Non-qualifying for hedge accounting:						
Interest rate contracts	18,131.1	292.9	328.5	17,555.1	269.4	306.4
Foreign exchange contracts	161.6	0.4	18.3	213.4	0.7	32.4
Equity contracts	14.5	0.4	—	—	—	—
Credit contracts	347.5	3.6	—	548.4	2.6	21.2
Managed custody guarantees	N/A	—	—	N/A	—	1.0
Embedded derivatives:						
Within fixed maturity investments	N/A	53.7	—	N/A	59.2	—
Within annuity products	N/A	—	122.4	N/A	—	236.3
Total		$ 566.4	$ 469.2		$ 505.8	$ 597.3

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to variability in the future cash flows for forecasted transactions through the fourth quarter 2016.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ —	$ —	$ —
Fair value hedges:			
Interest rate contracts	—	—	—
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(18.9)	(58.3)	(61.4)
Foreign exchange contracts	6.9	(0.7)	7.4
Equity contracts	2.0	(0.5)	0.5
Credit contracts	11.3	(4.8)	8.9
Managed custody guarantees	1.1	1.1	4.1
Embedded derivatives:			
Within fixed maturity investments[2]	(5.5)	4.9	8.0
Within annuity products[2]	119.3	(217.2)	5.2
Total	$ 116.2	$ (275.5)	$ (27.3)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $329.0 and $518.3, respectively.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,093.4	$ 53.2	$ —	$ 1,146.6
U.S. government agencies and authorities	—	397.0	—	397.0
U.S. corporate, state and municipalities	—	10,512.8	154.6	10,667.4
Foreign[1]	—	5,527.4	24.6	5,552.0
Residential mortgage-backed securities	—	2,348.4	9.1	2,357.5
Commercial mortgage-backed securities	—	839.1	—	839.1
Other asset-backed securities	—	462.4	33.2	495.6
Total fixed maturities, including securities pledged	1,093.4	20,140.3	221.5	21,455.2
Equity securities, available-for-sale	125.8	—	17.0	142.8
Derivatives:				
Interest rate contracts	—	508.3	—	508.3
Foreign exchange contracts	—	0.4	—	0.4
Equity contracts	0.4	—	—	0.4
Credit contracts	—	3.6	—	3.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	—	—	1,229.3
Assets held in separate accounts	47,916.5	5,722.5	16.3	53,655.3
Total assets	$ 50,365.4	$ 26,375.1	$ 254.8	$ 76,995.3
Liabilities:				
Product guarantees:				
Stabilizer and MCGs	$ —	$ —	$ 102.0	$ 102.0
FIA	—	—	20.4	20.4
Derivatives:				
Interest rate contracts	0.7	327.8	—	328.5
Foreign exchange contracts	—	18.3	—	18.3
Credit contracts	—	—	—	—
Total liabilities	$ 0.7	$ 346.1	$ 122.4	$ 469.2

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,180.3	$ 51.3	$ —	$ 1,231.6
U.S. government agencies and authorities	—	410.7	—	410.7
U.S. corporate, state and municipalities	—	8,883.5	129.1	9,012.6
Foreign[(1)]	—	4,937.0	51.1	4,988.1
Residential mortgage-backed securities	—	2,206.1	41.0	2,247.1
Commercial mortgage-backed securities	—	911.3	—	911.3
Other asset-backed securities	—	411.1	27.7	438.8
Total fixed maturities, including securities pledged	1,180.3	17,811.0	248.9	19,240.2
Equity securities, available-for-sale	125.9	—	19.0	144.9
Derivatives:				
Interest rate contracts	5.7	437.6	—	443.3
Foreign exchange contracts	—	0.7	—	0.7
Credit contracts	—	2.6	—	2.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	953.9	4.8	—	958.7
Assets held in separate accounts	40,556.8	4,722.3	16.1	45,295.2
Total assets	$ 42,822.6	$ 22,979.0	$ 284.0	$ 66,085.6
Liabilities:				
Product guarantees:				
Stabilizers and MCGs	$ —	$ —	$ 221.0	$ 221.0
FIA	—	—	16.3	16.3
Derivatives:				
Interest rate contracts	—	306.4	—	306.4
Foreign exchange contracts	—	32.4	—	32.4
Credit contracts	—	8.6	12.6	21.2
Total liabilities	$ —	$ 347.4	$ 249.9	$ 597.3

[(1)] Primarily U.S. dollar denominated.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2011, $194.9 and $14.8 billion of a total of $19.2 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Year Ended December 31, 2012										
	Fair Value as of July 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of September 30	Change in Unrealized Gains (Losses) Included in Earnings[3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 129.1	$ (0.3)	$ (1.4)	$ 0.4	$ —	$ —	$ (7.9)	$ 38.3	$ (3.6)	$ 154.6	$ (0.4)
Foreign	51.1	0.9	(4.2)	—	—	(5.7)	(12.5)	20.7	(25.7)	24.6	—
Residential mortgage-backed securities	41.0	0.7	2.7	2.3	—	(6.0)	—	—	(31.6)	9.1	(0.1)
Other asset-backed securities	27.7	1.1	2.5	—	—	—	(1.9)	3.8	—	33.2	0.8
Total fixed maturities, including securities pledged	248.9	2.4	(0.4)	2.7	—	(11.7)	(22.3)	62.8	(60.9)	221.5	0.3
Equity securities, available-for-sale	19.0	(0.2)	(0.2)	0.8	—	(2.4)	—	0.3	(0.3)	17.0	(0.5)
Derivatives, net	(12.6)	(1.8)	—	—	—	—	14.4	—	—	—	—
Product guarantees:											
Stabilizer and MCGs[1]	(221.0)	124.5	—	(5.5)	—	—	—	—	—	(102.0)	—
FIA[1]	(16.3)	(4.1)	—	—	—	—	—	—	—	(20.4)	—
Separate Accounts[4]	16.1	0.3	—	16.3	—	(8.3)	—	—	(8.1)	16.3	0.6

[1] All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	Year Ended December 31, 2011										
	Fair Value as of July 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of September 30	Change in Unrealized Gains (Losses) Included in Earnings[3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 11.2	$ (0.3)	$ 6.7	$ 19.0	$ —	$ —	$ (43.3)	$ 135.8	$ —	$ 129.1	$ (0.3)
Foreign	11.4	0.5	—	30.9	—	(19.7)	(1.5)	29.9	(0.4)	51.1	(0.8)
Residential mortgage-backed securities	254.7	(3.0)	1.7	57.1	—	(38.5)	(8.1)	5.3	(228.2)	41.0	(0.9)
Other asset-backed securities	247.7	(26.8)	15.8	—	—	(119.7)	(8.7)	—	(80.6)	27.7	(3.5)
Total fixed maturities, including securities pledged	525.0	(29.6)	24.2	107.0	—	(177.9)	(61.6)	171.0	(309.2)	248.9	(5.5)
Equity securities, available-for-sale	27.7	0.1	0.1	4.3	—	(4.2)	—	—	(9.0)	19.0	—
Derivatives, net	(13.6)	0.8	—	0.2	—	—	—	—	—	(12.6)	0.6
Product guarantees:											
Stabilizer and MCGs[1]	(3.0)	(212.5)	—	(5.5)	—	—	—	—	—	(221.0)	—
FIA[1]	(5.6)	(3.6)	—	(7.1)	—	—	—	—	—	(16.3)	—
Separate Accounts[4]	22.3	—	—	9.8	—	(3.4)	—	—	(12.6)	16.1	0.1

(1) All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(4) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the year ended December 31, 2012 were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and the Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0% to 4.0%
Nonperformance risk	0.10% to 1.3%	0.10% to 1.3%
Actuarial Assumptions:		
Lapses	0% - 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87 %	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13 %	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100 %	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the MCG derivative and Stabilizer embedded derivative fair value liabilities:

- An increase (decrease) in interest rate volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and December 31, 2011:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,455.2	$ 21,455.2	$ 19,240.2	$ 19,240.2
Equity securities, available-for-sale	142.8	142.8	144.9	144.9
Mortgage loans on real estate	2,872.7	2,946.9	2,373.5	2,423.1
Loan - Dutch State obligation	—	—	417.0	421.9
Policy loans	240.9	240.9	245.9	245.9
Limited partnerships/corporations	179.6	179.6	510.6	510.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	1,229.3	958.7	958.7
Derivatives	512.7	512.7	446.6	446.6
Notes receivable from affiliates	175.0	194.3	175.0	165.2
Assets held in separate accounts	53,655.3	53,655.3	45,295.2	45,295.2
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	20,263.4	25,156.5	18,889.8	22,212.7
Supplementary contracts, immediate annuities and other	680.0	837.3	742.9	896.2
Annuity product guarantees:				
FIA	20.4	20.4	16.3	16.3
Stabilizer and MCGs	102.0	102.0	221.0	221.0
Derivatives	346.8	346.8	360.0	360.0
Long-term debt	4.9	4.9	4.9	4.9

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Balance at January 1	$ 334.9	$ 307.6	$ 355.7
Deferrals of commissions and expenses	79.1	79.8	74.7
Amortization:			
Amortization	(72.1)	(71.5)	(40.5)
Interest accrued[1]	31.1	31.9	29.9
Net amortization included in the Consolidated Statements of Operations	(41.0)	(39.6)	(10.6)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(12.9)	(112.2)
Balance at December 31	$ 296.5	$ 334.9	$ 307.6

[1] Interest accrued at 5.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Balance at January 1	$ 593.6	$ 864.2	$ 981.2
Deferrals of commissions and expenses	8.1	8.5	17.6
Amortization:			
Amortization	(152.6)	(125.1)	(16.0)
Interest accrued[1]	62.5	70.5	67.8
Net amortization included in the Consolidated Statements of Operations	(90.1)	(54.6)	51.8
Change in unrealized capital gains/losses on available-for-sale securities	(130.2)	(224.5)	(186.4)
Balance at December 31	$ 381.4	$ 593.6	$ 864.2

[1] Interest accrued at 5.0% and 7.0% during 2012, 2011 and 2010

The estimated amount of VOBA amortization expense, net of interest, is $66.0, $50.7, $45.4, $42.3 and $34.9, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1. As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $32.1 billion. The additional liability recognized related to minimum guarantees was $226.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011, was $9.3 billion and $7.9 billion, respectively.

7. Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2012, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 and $10.3 were maintained for this contract as of December 31, 2012 and 2011, respectively.

Reinsurance ceded in force for life mortality risks were $15.1 billion and $16.2 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

	2012	2011
Claims recoverable from reinsurers	$ 2,153.8	$ 2,276.3
Reinsured amounts due to reinsurers	(0.3)	(0.3)
Other	0.2	0.3
Total	$ 2,153.7	$ 2,276.3

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Premiums:			
Direct premiums	$ 36.2	$ 34.0	$ 67.6
Reinsurance assumed	—	0.1	—
Reinsurance ceded	(0.2)	(0.2)	(0.3)
Net premiums	$ 36.0	$ 33.9	$ 67.3

8. Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

During the year ended December 31, 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from its Parent.

During the year ended December 31, 2012, following receipt of required approval from the State of Connecticut Insurance Department (the "Department"), ILIAC paid a cash distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend or distribution on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. On October 15, 2012, December 22, 2011 and October 30, 2010, IFA paid a $90.0, $65.0 and $60.0 dividend, respectively, to ILIAC, its parent, which was eliminated in consolidation. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $261.6, $194.4 and $66.0, for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $1.9 billion as of December 31, 2012 and 2011.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted based on the specific rules regarding admissibility.

9. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities, net of OTTI	$ 2,190.9	$ 1,518.7	$ 933.8
Equity securities, available-for-sale	13.5	13.1	21.0
Derivatives	215.2	173.7	0.5
DAC/VOBA and sales inducements adjustments on available-for-sale securities	(810.6)	(603.6)	(362.4)
Premium deficiency reserve adjustment	(152.6)	(64.8)	(61.0)
Other investments	—	—	0.1
Unrealized capital gains (losses), before tax	1,456.4	1,037.1	532.0
Deferred income tax asset (liability)	(444.6)	(302.3)	(149.3)
Unrealized capital gains (losses), after tax	1,011.8	734.8	382.7
Pension and other post-employment benefits liability, net of tax	11.2	12.7	7.8
AOCI	$ 1,023.0	$ 747.5	$ 390.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities	$ 661.6	563.6	813.1
Equity securities, available-for-sale	0.4	(7.9)	8.2
Derivatives	41.5	173.2	0.5
DAC/VOBA and sales inducement adjustment on available-for-sale securities	(207.0)	(241.2)	(295.3)
Premium deficiency reserve adjustment	(87.8)	(3.8)	(61.0)
Other investments	—	(0.1)	0.1
Change in unrealized gains/losses on securities, before tax	408.7	483.8	465.6
Deferred income tax asset/liability	(138.6)	(145.5)	(82.2)
Change in unrealized gains/losses on securities, after tax	270.1	338.3	383.4
Change in OTTI, before tax	10.6	21.3	(12.7)
Deferred income tax asset/liability	(3.7)	(7.5)	4.4
Change in OTTI, after tax	6.9	13.8	(8.3)
Pension and other post-employment benefit liability, before tax	(2.2)	7.6	(1.4)
Deferred income tax asset/liability	0.7	(2.7)	0.5
Pension and other post-employment benefit liability, after tax	(1.5)	4.9	(0.9)
Net change in AOCI, after tax	$ 275.5	$ 357.0	$ 374.2

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Net unrealized capital gains/losses arising during the year[1]	$ 320.6	$ 408.8	$ 335.6
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	43.6	78.7	29.2
Change in deferred tax valuation allowance	—	22.0	68.7
Net change in unrealized capital gains/losses on securities	$ 277.0	$ 352.1	$ 375.1

[1] Pretax net unrealized capital gains/losses arising during the period were $485.4, $625.1 and $495.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $66.1, $120.0 and $42.8 for the years ended December 31, 2012, 2011 and 2010, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 200.9	$ 60.3	$ 73.2
Total current tax expense (benefit)	200.9	60.3	73.2
Deferred tax expense (benefit):			
Federal	(9.7)	(65.3)	35.8
Total deferred tax expense (benefit)	(9.7)	(65.3)	35.8
Total income tax expense (benefit)	$ 191.2	$ (5.0)	$ 109.0

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Income (loss) before income taxes	$ 516.6	$ 315.3	$ 486.9
Tax rate	35.0 %	35.0 %	35.0 %
Income tax expense (benefit) at federal statutory rate	180.8	110.4	170.4
Tax effect of:			
Dividends received deduction	(18.6)	(37.0)	(23.3)
Valuation allowance	—	(87.0)	(13.7)
IRS audit adjustment	(0.3)	3.7	(26.8)
Prior year tax	28.1	—	—
State tax expense (benefit)	—	—	0.6
Other	1.2	4.9	1.8
Income tax expense (benefit)	$ 191.2	$ (5.0)	$ 109.0

Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities as of December 31, 2012 and 2011, are presented below.

	2012	2011
Deferred tax assets:		
Insurance reserves	$ 255.4	$ 269.6
Investments	87.5	89.2
Postemployment benefits	50.6	97.1
Compensation and benefits	44.4	22.9
Other assets	24.5	22.5
Total gross assets before valuation allowance	462.4	501.3
Less: Valuation allowance	11.1	11.1
Assets, net of valuation allowance	451.3	490.2
Deferred tax liabilities:		
Net unrealized investment (gains) losses	(482.4)	(357.5)
Deferred policy acquisition costs	(143.8)	(127.0)
Value of business acquired	(332.2)	(360.9)
Total gross liabilities	(958.4)	(845.4)
Net deferred income tax liability	$ (507.1)	$ (355.2)

Net unrealized capital losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $62.8 that was allocated to Net income (loss) and $(51.7) that was allocated to Other comprehensive income. As of December 31, 2012 and 2011, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $32.1 and $1.3 for federal income taxes as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefits of losses generated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Balance at beginning of period	$ —	$ 23.0
Additions for tax positions related to prior years	—	4.5
Reductions for tax positions related to prior years	—	(4.5)
Reductions for settlements with taxing authorities	—	(23.0)
Balance at end of period	$ —	$ —

The Company had no unrecognized tax benefits as of December 31, 2012 and 2011 which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2012 and 2011.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 through 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2011, 2012 and 2013.

11. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.1, $24.6 and $27.2 for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $9.7, $9.8 and $10.7, for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012 and 2011.

		2012		2011
Change in benefit obligation:				
Benefit obligation, January 1	$	98.7	$	96.8
Interest cost		4.4		5.0
Benefits paid		(9.3)		(8.4)
Actuarial gain on obligation		3.4		18.4
Plan adjustments		—		(8.8)
Curtailments or settlements		—		(4.3)
Benefit obligation, December 31	$	97.2	$	98.7
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	—	$	—

Amounts recognized in the Consolidated Balance Sheets consist of:

		2012		2011
Accrued benefit cost	$	(97.2)	$	(98.7)
Accumulated other comprehensive income:				
Prior service cost		(7.3)		(8.5)
Net amount recognized	$	(104.5)	$	(107.2)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2012	2011
Discount rate	4.05 %	4.75 %
Rate of compensation increase	4.00 %	4.00 %

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2012	2011	2010
Discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation levels	4.00 %	4.00 %	3.00 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012	**2011**	**2010**
Interest cost	$ 4.4	$ 5.0	$ 5.1
Net loss (gain)	3.4	16.0	11.5
Unrecognized past service cost recognized in the year	(1.2)	—	0.1
The effect of any curtailment or settlement	—	2.2	—
Net periodic benefit cost	$ 6.6	$ 23.2	$ 16.7

Cash Flows

In 2013, the employer is expected to contribute $8.6 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2013 through 2017 and thereafter through 2022, are estimated to be $8.6, $7.7, $6.0, $5.8, $6.0 and $30.1, respectively.

Stock Option and Share Plans

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.0, $5.1 and $3.4 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company recognized tax benefits of $1.5, $0.8 and $0.7 in 2012, 2011 and 2010, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401 (k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2012, 2011 and 2010, were $11.9, $9.9 and $11.9, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 security for its repayment obligations with respect to the loan.

At both December 31, 2012 and 2011, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $4.9, $5.0 and $4.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $314.9 and $536.4, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $167.0 and $110.0 of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $39.5 and $77.9, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012	2011
Other fixed maturities-state deposits	$ 13.4	$ 13.6
Securities pledged[1]	219.7	593.7
Total restricted assets	$ 233.1	$ 607.3

[1] Includes the fair value of loaned securities of $180.2 and $515.8 as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws and disgorgement of retained gains. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) ERISA Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the Employee Retirement Income Act ("ERISA"). Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney's fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans, which the court granted on September 26, 2012. The Company denies Claimant's allegations and is vigorously defending this litigation.

The regulatory examination of the Company's policy for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants has been resolved. Under that policy, the Company absorbs any loss and retains any gain that results from such an error correction. The resolution will not have a material impact on the Company's results of operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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14.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

▪ Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $22.8 and $23.7, respectively.

▪ Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $183.5, $180.6 and $209.7, respectively.

▪ Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2012, 2011 and 2010, net expenses related to the agreement were incurred in the amount of $30.8, $29.8 and $53.3, respectively.

▪ Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2012, 2011 and 2010, ILIAC's net earnings related to the agreement were in the amount of $7.1, $8.4 and $2.2, respectively.

▪ Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $26.2, $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

▪ Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were collected in the amount of $225.5, $218.3 and $220.0, respectively. Such commissions are, in turn, paid to broker-dealers.

▪ Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $212.3, $207.9 and $204.5, respectively.

▪ Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under this service agreement in the amount of $3.2, $3.2 and $3.3, respectively.

▪ Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $23.3 and $19.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Reinsurance Agreement

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI") to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $135.0, $103.2 and $246.1 (excludes fees paid to ING Investment Management Co.) in 2012, 2011 and 2010, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2012, 2011 and 2010, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $370.6, $323.2 and $314.3, respectively. At December 31, 2012 and 2011, DSL had $25.6 and $22.9, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.5, $1.3 and $0.9 for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable. As of December 31, 2011, the Company had an outstanding receivable of $648.0 from ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2012, 2011 and 2010.

Alt-A Back-Up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $1.4, $1.9 and $2.3 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $5.0 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $3.6 for 80% of the Company's additional $5.0 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $0.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.